                      This Prospectus is being filed pursuant to Rule 424(b)(3).
                                                      Registration No. 333-55819



                               4,000,000 SHARES


                                     LOGO

                                 COMMON STOCK

                               ----------------

  All of the shares of Common Stock offered hereby are being sold by Cyberian Outpost, Inc. ("Cyberian Outpost" or the "Company"). Prior to this Offering, there has been no public market for the Common Stock of the Company. See "Underwriting" for a discussion of the factors considered in determining the initial public offering price. The Common Stock has been approved for quotation on the Nasdaq National Market under the symbol "COOL."

                               ----------------

        THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 7.

                               ----------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY OTHER  STATE SECURITIES COMMISSION, NOR HAS THE
   SECURITIES  AND EXCHANGE COMMISSION  OR ANY STATE SECURITIES  COMMISSION
     PASSED  UPON  THE  ACCURACY  OR  ADEQUACY  OF  THIS  PROSPECTUS.  ANY
      REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                             PRICE     UNDERWRITING   PROCEEDS
                                              TO      DISCOUNTS AND      TO
                                            PUBLIC    COMMISSIONS(1) COMPANY(2)
--------------------------------------------------------------------------------
Per Share................................   $18.00        $1.26        $16.74
--------------------------------------------------------------------------------
Total(3)................................. $72,000,000   $5,040,000   $66,960,000
--------------------------------------------------------------------------------

-------------------------------------------------------------------------------
(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses estimated at $1,050,000, payable by the Company.
(3) The Company and the Company's principal stockholder (the "Principal Stockholder") have granted to the Underwriters a 30-day option to purchase up to 564,286 and 35,714 additional shares of Common Stock, respectively, solely to cover over-allotments, if any. To the extent the option is exercised, the Underwriters will offer the shares at the Price to Public shown above. If the option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company will be $82,800,000, $5,796,000 and $76,406,148, respectively, and the
    Principal Stockholder will receive aggregate net proceeds of $597,852. The Company will not receive any of the proceeds from the sale of shares by the Principal Stockholder. See "Underwriting."

                               ----------------

  The shares of Common Stock are offered by the several Underwriters named herein, subject to prior sale, when, as and if delivered to and accepted by them, and subject to their right to reject orders in whole or in part. It is expected that delivery of such shares of Common Stock will be made at the offices of BT Alex. Brown Incorporated in Baltimore, Maryland, on or about August 5, 1998.

BT ALEX. BROWN

                            NATIONSBANC MONTGOMERY
                                SECURITIES LLC

                                                          DAIN RAUSCHER WESSELS
                                                  A DIVISION OF DAIN RAUSCHER
                                                         INCORPORATED

                 THE DATE OF THIS PROSPECTUS IS JULY 31, 1998

[Cyberian Outpost Logo]

                  THE COOL PLACE TO SHOP FOR COMPUTER STUFF!

[Graphic depiction of OUTPOST.COM Home Page]

                              STRATEGIC PARTNERS

             [AOL Logo] [Lycos Logo] [StarMedia Logo] [c/net Logo]

     [InfoSpace Logo] [Excite Logo] [theglobe.com Logo] [WebCrawler Logo]


THE UNDERWRITERS AND CERTAIN OTHER PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE MARKET PRICE OF THE COMMON STOCK, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

  Cyberian Outpost is a registered service mark of the Company, and the Company claims a trademark on Cyberian Express. All other trade names, trademarks or service marks appearing in this Prospectus are the property of their respective owners and are not the property of the Company.

OUTPOST.COM

                  THE COOL PLACE TO SHOP FOR COMPUTER STUFF!

[Graphic depiction of OUTPOST.COM Home Page]

                                  WHO WE ARE

Cyberian Outpost is a leading global internet retailer of computer products to the consumer and small office/home office marketplace with one of the largest selections of hardware, software and peripherals available today.

[Graphic depiction of OUTPOST.COM Search Results Page]

                     HELPING CUSTOMERS FIND WHAT THEY NEED

Locating products is easy. Customers can browse or search for products by name, category or manufacturer or check new arrivals for an up-to-the-moment list of new product releases.

[Graphic depiction of OUTPOST.COM Product Description Page]

                 INFORMATIVE AND HELPFUL PRODUCT DESCRIPTIONS

Cyberian Outpost product descriptions provide the information consumers need to make informed buying decisions. Customers can compare product features and learn about related products.

[Graphic depiction of OUTPOST.COM Shopping Cart Page and Three-Step Checkout Pages]

                            SECURE 3-STEP CHECKOUT

Cyberian Outpost's secure 3-step checkout process--1. Name and address 2. Selection of shipping method 3. Choice of payment type--makes buying fast and easy.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and the Consolidated Financial Statements, including the Notes thereto, appearing elsewhere in this Prospectus. Except as otherwise noted herein, all information in this Prospectus (i) reflects the reincorporation of the Company from a Connecticut corporation to a Delaware corporation effected on July 8, 1998 (the "Reincorporation"), (ii) reflects the adoption of a new Certificate of Incorporation of the Company in connection with the Reincorporation that, among other things, increased the number of authorized shares of Common Stock and Preferred Stock to 50,000,000 and 10,000,000 shares, respectively, (iii) reflects a 3-for-1 stock split effected in the form of a dividend of two shares for each share of the Company's Common Stock on July 8, 1998, (iv) reflects the amendment of the Company's Bylaws upon the consummation of this Offering, (v) reflects the automatic conversion of all outstanding shares of the Company's Series A and Series B Convertible Preferred Stock and Redeemable Series C Convertible Preferred Stock into an aggregate 11,336,847 shares of Common Stock upon the consummation of this Offering (the "Preferred Stock Conversion"), (vi) reflects the termination of certain contingent warrants to purchase 1,246,556 shares of Common Stock upon consummation of this Offering and (vii) assumes no exercise of the Underwriters' over-allotment option. Unless otherwise indicated, the terms "Company" and "Cyberian Outpost" refer to Cyberian Outpost, Inc. and its subsidiary.

                                  THE COMPANY

  Cyberian Outpost is a leading global Internet-only retailer of computer hardware, software and peripheral products to the consumer and small office/home office marketplace. With more than 130,000 stock keeping units ("SKUs"), Cyberian Outpost offers an online "superstore" at www.outpost.com that provides one-stop shopping for domestic and international customers 24 hours a day, seven days a week. The Company's online store features a fun, easy to navigate interface, competitive pricing, extensive product information and powerful search capabilities. The Cyberian Outpost Web site has quickly become one of the most widely known and used e-commerce sites and has received recognition from numerous publications, including The New York Times and BusinessWeek. Cyberian Outpost also was named "Best Site for Computer Equipment" by Money Magazine in September 1997 and was cited as an "e-commerce trailblazer" by Forbes ASAP in April 1998. To enhance Cyberian Outpost's brand recognition and increase traffic to its online store, the Company has recently entered into strategic alliances with Internet content providers and portal sites such as America Online, Lycos-Bertelsmann, StarMedia, c|net, InfoSpace, Excite, WebCrawler, theglobe.com and MetaCrawler.

  The Company has grown rapidly since its inception in 1995. Net sales increased from $1.9 million for the year ended February 29, 1996 to $22.7 million for the year ended February 28, 1998 ("fiscal 1998"). In the quarter ending May 31, 1998, net sales totaled $11.6 million, which represented a $7.7 million increase over the quarter ending May 31, 1997. During the last four consecutive fiscal quarters, the Company's quarterly net sales have increased from $4.6 million to $6.1 million, $8.1 million and $11.6 million, respectively. Of the more than 124,000 individual customers in over 140 countries worldwide who have purchased from Cyberian Outpost since inception, more than 90,000 have become customers since March 1, 1997. In addition, the Company has achieved an average order size of approximately $250 and repeat customers accounted for approximately 48% of net sales in fiscal 1998.

  The Company believes that its target market of consumers and small office/home office businesses represents an attractive and rapidly growing segment of the Web commerce industry. According to Jupiter Communications ("Jupiter"), a market research firm, domestic online consumer purchases (excluding cars and real estate) are expected to grow from an estimated $2.6 billion in 1997 to approximately $37.5 billion by 2002. Jupiter also estimates that the single largest domestic Web retail opportunity for the consumer and small office/home office market is online sales of computer products (including hardware, software and consumer electronics). By 2002, the online consumer market for computer products is estimated to reach approximately $10.5 billion in the United States alone, compared to estimated domestic online markets for travel, books and music of $8.6 billion, $2.2 billion and $1.2 billion, respectively.

  The Company believes that, as an Internet-only retailer, it enjoys several key operating advantages over traditional store- and catalog-based retailers of computer products. These advantages include:

    Attractive economics of the "virtual" store. As an Internet-only merchant, Cyberian Outpost enjoys structural economic advantages relative to traditional retailers, including: (i) low-cost and essentially unlimited "shelf space," (ii) flexible advertising and affordable merchandising opportunities, (iii) lower personnel requirements, (iv) scaleable technology and systems that can serve a fast-growing customer base and (v) the ability to serve a worldwide customer base from a single, domestic location.

    One-stop shop. Because Cyberian Outpost's "shelf space" is low cost and essentially unlimited, the Company offers a broad selection of products that would be economically or physically impractical to stock in a store or to include in a typical mail-order catalog. Cyberian Outpost currently offers more than 130,000 hardware, software and peripheral SKUs. The Company purchases all of these products from distributors or directly from vendors.

    Global customer base. Through the global reach of the Internet, Cyberian Outpost can deliver a broad selection of products to customers in international, rural or other locations that cannot support large-scale physical stores.

    Value-added online content. In addition to offering the products themselves, Cyberian Outpost's Web site delivers value-added content, including extensive product descriptions. The Company also offers a free e-mail newsletter, Cyberian Express, which delivers product information and updates to over 26,000 subscribers weekly.

    Convenient 24-hour shopping. Purchasing items from Cyberian Outpost is more convenient than shopping in a physical store or through a catalog. The Cyberian Outpost Web site is open 24 hours a day, seven days a week, and may be reached from the buyer's home or office.

    Customer service. In addition to the product and order tracking information that is available on Cyberian Outpost's Web site, the Company provides pre- and post-sales support via both e-mail and toll-free telephone service.

    Low-cost, alternative distribution channel for manufacturers. Cyberian Outpost offers manufacturers a direct, low-cost retail channel. In contrast to store-based retailers that often charge for shelf space and catalog retailers that often require up-front payments, all of Cyberian Outpost's products are carried free of charge.

  In an effort to become the leading global Internet-only retailer of computer hardware, software and peripheral products to the consumer and small office/home office marketplace, the Company is pursuing a strategy consisting of the following key elements:

    Focus on consumer online retailing of computer products. The Company's merchandising strategy is tailored to consumers in terms of product selection, site design and selection of affiliate and linking programs. The Company believes that the www.outpost.com store, with its cartoon graphics, colorful environment and fun and irreverent edge, enhances its position as a leading online consumer brand.

    Build brand recognition through multiple marketing channels. The Company seeks to build Cyberian Outpost's brand recognition and expand its customer base through multiple marketing channels which include (i) strategic alliances with major Internet content and portal sites, (ii) Web-based marketing and promotional campaigns, (iii) linking programs with targeted Web sites and (iv) personalized direct marketing programs designed to generate repeat sales from existing customers. The Company's strategic alliances generally provide for the Company to be the most prominent computer retailer on certain of the sites of these providers with the exclusive right to place computer banner advertisements and integrated links to the Cyberian Outpost Web site on certain computer-related pages.

    Exploit international market opportunities. Cyberian Outpost believes that the Web offers a unique opportunity for online retailers, who are not encumbered by historically inefficient international distribution mechanisms, to reach the global market for computer hardware and software products, a market that the Company believes is approximately equal to the size of the domestic market for such goods.

    Promote repeat purchases. The Company's strategy is to build customer loyalty and thereby promote repeat buying by providing enhanced product information, efficient site navigation and search capabilities, personalized services and targeted communications.

    Leverage technology to maximize business impact. The Company's technology team seeks to leverage the unique efficiencies of the Internet to (i) personalize the user experience, (ii) increase merchandising effectiveness and (iii) improve operating efficiency. For example, Cyberian Outpost is developing systems to personalize visitors' shopping experiences by re-merchandising the store in real-time for individual shoppers.

  The Company was incorporated as a Connecticut corporation on March 6, 1995 and was reincorporated in Delaware on July 8, 1998. The Company's principal offices are located at 27 North Main Street, Kent, Connecticut 06757, and its telephone number is 860-927-2050. Information contained on the Company's Web site will not be deemed to be a part of this Prospectus.

                                  THE OFFERING

Common Stock offered by the Company......  4,000,000 shares
Common Stock to be outstanding after this  22,017,133 shares (1)
 Offering................................
Use of proceeds..........................  The Company intends to use approximately $5.0 million of the
                                           net proceeds for capital
                                           expenditures associated with
                                           technology and systems upgrades and
                                           expansion of the Company's
                                           headquarters location. The balance
                                           of the net proceeds will be used for
                                           working capital and general
                                           corporate purposes, including the
                                           payment of sales and marketing
                                           expenses, including payments
                                           associated with strategic alliances.
Nasdaq National Market Symbol............  COOL

--------
(1) Excludes 1,824,000 and 2,359,794 shares of Common Stock reserved for issuance upon the exercise of stock options and warrants, respectively, outstanding on May 31, 1998, at weighted average exercise prices of $1.95 and $2.29 per share, respectively. Also excludes an aggregate of 2,485,200 shares of Common Stock issuable upon the exercise of stock options granted to employees after May 31, 1998, at the initial public offering price.

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

                         PERIOD FROM MARCH                               THREE MONTHS
                          6, 1995 (DATE OF  YEARS ENDED FEBRUARY 28,    ENDED MAY 31,
                         INCEPTION) THROUGH --------------------------  ---------------
                         FEBRUARY 29, 1996      1997          1998       1997    1998
                         ------------------ ------------  ------------  ------  -------
                             (IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)
STATEMENT OF OPERATIONS
 DATA:
Net sales...............       $1,852       $     10,790  $     22,681  $3,889  $11,562
Cost of sales...........        1,689              9,535        20,525   3,541   10,520
                               ------       ------------  ------------  ------  -------
  Gross profit..........          163              1,255         2,156     348    1,042
Operating expenses:
  Sales and marketing
   (1)..................          218              1,407         5,943     468    4,009
  General and
   administrative.......          259                805         1,623     302      722
  Technology and
   development..........           54                382         1,058     294      596
                               ------       ------------  ------------  ------  -------
    Total operating
     expenses...........          531              2,594         8,624   1,064    5,327
                               ------       ------------  ------------  ------  -------
  Operating loss........         (368)            (1,339)       (6,468)   (716)  (4,285)
Other income (expense),
 net (2)................           (4)                 1          (624)     (6)     129
                               ------       ------------  ------------  ------  -------
  Net loss..............       $ (372)      $     (1,338) $     (7,092) $ (722) $(4,156)
                               ======       ============  ============  ======  =======
  Net loss applicable to
   common
   stockholders(3)......       $ (372)      $     (1,338) $     (7,092) $ (722) $(4,632)
                               ======       ============  ============  ======  =======
Basic and diluted net
 loss per common share
 (3)....................       $(0.07)      $      (0.22) $      (1.07) $(0.11) $ (0.69)
                               ======       ============  ============  ======  =======
Weighted average basic
 and diluted common
 shares outstanding
 (3)....................        5,244              6,145         6,633   6,494    6,680
                               ======       ============  ============  ======  =======
OPERATING DATA:
Customers (4)...........        5,500             32,500        81,000  39,000  124,000

                                                       MAY 31, 1998
                                            -----------------------------------
                                                                   PRO FORMA AS
                                            ACTUAL   PRO FORMA (5) ADJUSTED (6)
                                            -------  ------------- ------------
                                                      (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents.................. $ 8,510     $ 8,510      $ 74,420
Working capital............................  11,400      11,400        77,310
Total assets...............................  17,371      17,371        83,281
Redeemable convertible preferred stock.....  20,125         --            --
Total stockholders' (deficit) equity.......  (6,908)     13,217        79,127

--------
(1) Sales and marketing expense for the year ended February 28, 1998 includes a charge of $703,897 representing the fair value of common stock warrants issued in connection with a marketing agreement. See Note 6(a) to Consolidated Financial Statements.
(2) Other income (expense), net for the year ended February 28, 1998 includes a charge of $567,563 representing the amortization of the original issue discount in connection with a note payable. See Notes 3 and 6(a) to Consolidated Financial Statements.
(3) See Note 1 to Consolidated Financial Statements for an explanation of the determination of the number of common shares used in computing the amount of basic and diluted net loss per common share and net loss applicable to common stockholders.
(4) Cumulative number of customers who have purchased products from the Company from its inception in March 1995 through the end of each period.
(5) Adjusted to reflect the Preferred Stock Conversion.
(6) Adjusted to give effect to the sale of the Common Stock in this Offering at the initial public offering price of $18.00 per share and the application of the estimated net proceeds therefrom.

                                 RISK FACTORS

  An investment in the shares of Common Stock offered hereby involves a high degree of risk. Prospective investors should carefully consider the following risk factors, in addition to other information contained in this Prospectus, before purchasing the shares of Common Stock offered hereby.

  Limited Operating History; Accumulated Deficit; Anticipated Losses. The Company was founded in March 1995 and began selling computer products in May 1995. Accordingly, the Company has a limited operating history on which to base an evaluation of its business and prospects. The Company's prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in the early stages of development, particularly companies in new and rapidly evolving markets such as online commerce. Such risks for the Company include, but are not limited to, the changing nature and unpredictability of its business environment and the difficulty of managing growth. To address these risks, the Company must, among other things, maintain and increase its customer base, implement and successfully execute its business and marketing strategies, continue to develop and upgrade its technology and transaction-processing systems, improve its Web site, provide superior customer service and order fulfillment, respond to competitive developments, and attract, retain and motivate qualified personnel. There can be no assurance that the Company will continue to increase its customer base at its current growth rate or be able to maintain its existing customer base, or that the Company will otherwise be successful in addressing such risks, and the failure to do so could have a material adverse effect on the Company's business, prospects, financial condition and results of operations.

  Since inception, the Company has incurred significant losses, and as of May 31, 1998 had an accumulated deficit of approximately $13.0 million. The Company believes that its success will depend in large part on its ability to
(i) extend its brand position, (ii) provide its customers with outstanding value and a superior shopping experience and (iii) achieve sufficient sales volume to realize economies of scale. Accordingly, the Company intends to continue to invest heavily in marketing and promotion, Web site development and technology and operating infrastructure development. As a result, the Company believes that it will incur substantial operating losses for the foreseeable future and that such losses will increase over the near term. Because the Company has relatively low product gross margins, achieving profitability given planned investment levels depends upon the Company's ability to generate and sustain substantially increased revenue levels. During the early stages of its development, the Company has experienced a significant revenue growth rate. As the Company matures, however, such growth rate will decline. There can be no assurance that the Company will successfully continue to increase revenues, achieve or maintain profitability or generate cash from operations in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  Unpredictability of Future Revenues; Potential Fluctuations in Operating Results; Seasonality. As a result of the Company's limited operating history and the emerging nature of the markets in which it competes, the Company may not be able to accurately predict its revenues. Further, sales within the computer industry are substantially affected by new product releases from manufacturers. Historically, such releases tend to maintain or increase overall sales revenues. Therefore, a lack of or delay in new product releases by manufacturers can negatively impact the Company's revenues. The Company's current and future expense levels are based largely on its investment plans and estimates of future revenues. Sales and operating results generally depend on the volume of, timing of and ability to fulfill orders received, which are difficult to forecast. The Company may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Accordingly, any significant shortfall in revenues in relation to the Company's planned expenditures would have an immediate adverse effect on the Company's business, prospects, financial condition and results of operations. Further, as a strategic response to changes in the competitive environment, the Company may from time to time make certain unforeseen pricing, service or marketing decisions, the consequence of which could have a material adverse effect on the Company's business, prospects, financial condition and results of operations. See "Business--Competition."

  The Company expects to experience significant fluctuations in its future operating results due to a variety of factors, many of which are outside the Company's control. Factors that may adversely affect the Company's operating results include, among others, (i) the Company's ability to retain existing customers, attract new customers at a steady rate and maintain customer satisfaction, (ii) the Company's ability to manage its fulfillment activities and maintain gross margins, (iii) the announcement or introduction of new Web sites, services and products by the Company, its vendors, strategic partners and competitors, (iv) the success of the Company's strategic alliances, (v) price competition or higher wholesale prices in the industry,
(vi) mix of product sales, (vii) seasonality of sales typically experienced by retailers, (viii) the level of use of the Internet and online services and consumer acceptance of the Internet and other online services for the purchase of consumer products such as those offered by the Company, (ix) the Company's ability to upgrade and develop its systems and infrastructure and attract new personnel in a timely and effective manner, (x) the level of traffic to the Company's Web site, (xi) technical difficulties, system downtime or Internet brownouts, (xii) the amount and timing of operating costs and capital expenditures relating to expansion of the Company's business, operations and infrastructure, (xiii) the level of merchandise returns experienced by the Company, (xiv) governmental regulation and (xv) general economic conditions and economic conditions specific to the Internet, online commerce and the industry. In view of the rapidly evolving nature of the Company's business and its limited operating history, the Company believes that period-to-period comparisons of its operating results are not necessarily meaningful and should not be relied upon as an indication of future performance. The Company also expects that it will experience seasonality in its business, reflecting a combination of seasonal fluctuations in Internet usage and traditional retail seasonality patterns. Sales in the traditional retail computer industry are higher in the fourth calendar quarter of each year than in the preceding three quarters. To date, the Company's limited operating history and rapid growth make it difficult to ascertain the effects of seasonality on its business.

  Need for Additional Capital. The Company's operations to date have consumed substantial amounts of capital. The Company expects capital and operating expenditures to increase over the next several years as the Company seeks to expand its business through investments in marketing and promotion, Web site development and technology and operating infrastructure development. The Company believes that the net proceeds from this Offering, investment securities and existing cash will be sufficient to support the Company's operations for at least the next 12 months, although there can be no assurance that the Company will not have additional capital needs prior to the end of such period. The Company may be required to raise additional capital to continue to support its business operations, including obligations to strategic partners and third-party manufacturers. In the event that such additional financing is necessary, the Company may seek to raise such funds through public or private equity or debt financing or other means. No assurance can be given that additional financing will be available when needed, or that, if available, such financing will be obtained on terms acceptable to the Company. To the extent that the Company raises additional capital by issuing equity securities, ownership dilution to existing shareholders will result. In the event that adequate funds are not available, the Company's business, prospects, financial condition and results of operations may be materially adversely affected. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

  Competition. The online commerce market is new, rapidly evolving and intensely competitive. Current and new competitors can launch new sites quickly and inexpensively. In addition, the computer products retail industry as a whole is intensely competitive. The Company currently or potentially competes with a variety of companies such as (i) traditional computer retailers including CompUSA and MicroCenter, (ii) mail-order retailers including CDW, MicroWarehouse, Insight, PC Connection and Creative Computers,
(iii) Internet-only computer retailers including Egghead.com, software.net and BuyComp.com, (iv) manufacturers that sell directly over the Internet including Dell, Gateway, Apple and many software companies, (v) a number of online service providers including America Online and the Microsoft Network that offer computer products directly or in partnership with other retailers, (vi) some non-computer retailers such as Wal-Mart that sell a limited selection of computer products in their stores and (vii) computer products distributors that may develop direct channels to the consumer market. Increased competition from these and other sources could require the Company to respond to competitive pressures by establishing pricing, marketing and other programs or seeking out additional strategic alliances or acquisitions that may be less favorable to the Company than would otherwise be established or obtained, and thus could have a material adverse effect on the business, prospects, financial condition and results of operations of the Company.

  The Company believes that the principal competitive factors in its market are brand recognition, selection, price, variety of value-added services, ease of use, site content, fulfillment, reliability, quality of search tools, customer service and technical expertise. Many of the Company's current and potential competitors have longer operating histories, larger customer bases, greater brand recognition, and significantly greater financial, marketing and other resources than the Company. In addition, online retailers may be acquired by, receive investments from, or enter into other commercial relationships with, larger, well-established and well-financed companies as use of the Internet and other online services increases. The Company is aware that certain of its competitors have and may continue to adopt aggressive pricing or inventory availability policies and devote substantially more resources to Web site and systems development than the Company. Increased competition may result in reduced operating margins, loss of market share and a diminished brand franchise, any of which would have a material adverse effect on the Company's business, prospects, financial condition and results of operations. Moreover, companies that control access to Internet commerce transactions through network access or Web browsers currently promote, and will likely continue to promote, competitors of the Company. In addition, new technologies and the expansion of existing technologies may increase the competitive pressures on the Company. See "Business--Competition."

  Risks Associated with International Sales. A key component of the Company's strategy is to expand its sales in foreign markets. International sales, which are denominated in U.S. dollars, accounted for approximately 36% of the Company's revenues in fiscal 1998. The Company anticipates that it will expend significant financial and management resources to expand its international marketing program through (i) strategic alliances with major Internet content and portal sites, (ii) Web-based marketing and promotional campaigns, (iii) linking and affiliate programs with targeted Web sites and (iv) personalized direct marketing programs designed to generate repeat sales from existing customers. If the revenues generated by these marketing programs are insufficient to offset the expense of establishing and maintaining such programs, the Company's business, prospects, financial condition and results of operations could be materially adversely affected. There can be no assurance that the Company will be able to maintain or expand its sales in foreign markets.

  The Company's international sales are subject to certain risks not inherent in its domestic sales, including political and economic instability in foreign markets, restrictive trade policies of foreign governments, local economic conditions in foreign markets, potentially adverse tax consequences and the burdens on customers of complying with a variety of applicable laws. All of such factors may suppress demand for the Company's services and the products. The impact of such factors on the Company's business is inherently unpredictable. There can be no assurance that such factors, particularly if they occur in Japan, which accounted for approximately 10% of the Company's revenues in fiscal 1998, or in any other country in which the Company has a material amount of sales in the future, will not have a material adverse effect upon the Company's revenues from international sales and, consequently, the Company's business, prospects, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Strategy."

  Risk of System Failure; Dependence on Third-Party Provider. The Company's success, in particular its ability to successfully receive and fulfill orders and provide high-quality customer service, largely depends on the efficient and uninterrupted operation of its computer and communications hardware systems. Substantially all of the Company's computer and communications hardware required for Web access is managed by Exodus Communications, Inc., a third-party provider located in New Jersey. The Company is dependent on the services of this provider, and its systems and operations are vulnerable to damage or interruption from fire, flood, power loss, telecommunications failure, break-ins, earthquake and similar events. The Company does not presently have a formal disaster recovery plan and does not carry sufficient business interruption insurance to compensate it for losses that may occur. Despite the implementation of network security measures by the Company, its servers are vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could lead to interruption, delays, loss of data or the inability to accept and fulfill customer orders. The occurrence of any of the foregoing events could have a material adverse effect on the Company's business, prospects, financial condition and results of operation. See "Business--Technology and Systems."

  Risk of Capacity Constraints; Reliance on Internally Developed Systems. A key element of the Company's strategy is to generate a high volume of traffic on, and use of, its Web site. Accordingly, the satisfactory performance, reliability and availability of the Company's Web site, transaction-processing systems and network infrastructure are critical to the Company's reputation and its ability to attract and retain customers and maintain adequate customer service levels. The Company's revenues depend on the number of visitors who shop on its Web site, the size of their orders and the volume of orders it fulfills. The Company uses an internally developed system for its Web site, search engine and material portions of its transaction processing and order management. The Company's inability to add additional software and hardware or to develop and upgrade its existing technology or network infrastructure to accommodate increased traffic on its Web site or increased sales volume through its transaction processing and order management systems may cause unanticipated system disruptions, slower response times, degradation in levels of customer service, impaired quality and speed of order fulfillment, and delays in reporting accurate financial information. Any system interruptions that result in the unavailability of the Company's Web site or reduced order fulfillment performance would reduce the volume of products sold and the attractiveness of the Company's product and service offerings. During a 22 day period from January 26, 1998 until February 16, 1998, the Company's Web site operated at a decreased performance level; some customers did not receive a timely response from the system, and product searching was extremely slow. This slowdown in service was due to a sudden increase in the level of traffic to the site as a result of strategic alliances that had recently been put in place. While the Company continually reviews and seeks to upgrade and expand its transaction processing and order management systems in a timely and effective manner, the Company could experience future systems overloads or failures. In addition, there can be no assurance that the Company will be able to integrate smoothly any newly developed or purchased modules with its existing systems or prevent unauthorized access to Company data. Any inability to do so could have a material adverse effect on the Company's business, prospects, financial condition and results of operations. See "Business-- Technology and Systems."

  Dependence on Outside Fulfillment House; Risk of Failure of Fulfillment System. The Company houses its inventory in a leased warehouse located in Wilmington, Ohio. In addition to warehousing services, the manager of the warehouse also provides order fulfillment services for the Company. The Company is therefore dependent on the warehouse manager for timely, accurate order fulfillment. Although the warehouse manager operates a secure facility, its systems and operations are vulnerable to damage or interruption from fire, flood, power loss, telecommunications failure, break-ins, earthquake and similar events. The Company does not presently have redundant systems or a formal disaster recovery plan and does not carry sufficient business interruption insurance to compensate it for losses that may occur. The occurrence of any of the foregoing events could have a material adverse effect on the Company's business, prospects, financial condition and results of operations. See "Business--Warehousing and Fulfillment."

  Risk of Inadequate Insurance Coverage and Disaster Recovery Plans. The Company's fulfillment systems and operations, as well as its computer and communications hardware system, are vulnerable to damage or interruption from fire, flood, power loss, telecommunications failure, break-ins, earthquake and similar events. The Company does not carry sufficient business interruption insurance to compensate it for losses that may occur, nor does it have formal disaster recovery plans. Losses and liabilities arising from uninsured or underinsured events could have a material adverse effect on the Company's business, prospects, financial condition and results of operations. See "Business--Technology and Systems" and "--Warehousing and Fulfillment."

  Management of Continued Growth; New Management Team. The Company has rapidly and significantly expanded its operations, and anticipates that further significant expansion will be required to address potential growth in its customer base and market opportunities. Although there can be no assurance of continued growth in the Company's customer base or of further significant expansion, to date the Company's expansion has placed, and is expected to continue to place, a significant strain on the Company's management, operational and financial resources. From March 1995 to June 30, 1998, the Company expanded from two full-time employees to 87 full-time and 11 part-time employees. Several members of the Company's senior management have only recently joined the Company, including its Executive Vice President and Chief Financial Officer, Chief Technology Officer, Vice President of Sales, Vice President of Worldwide Marketing and Vice President and General

Merchandise Manager, and the Company's executive management has no prior experience managing public companies. The Company's new employees include a number of key managerial, technical and operations personnel who have not yet been fully integrated into the Company, and the Company expects to add additional key personnel in the near term. To manage any material growth of its operations and personnel, the Company will be required to improve existing transaction-processing, operational and financial systems, procedures and controls, and to expand, train and manage its already growing employee base. Further, the Company's management will be required to maintain and expand its relationships with various distributors, other Web site operators and other Web service providers, Internet and other online service providers and other third parties necessary to the Company's business. There can be no assurance that the Company's current and planned personnel, systems, procedures and controls will be adequate to support the Company's future operations, that management will be able to hire, train, retain, motivate and manage required personnel or that the Company's management will be able to successfully identify, manage and exploit existing and potential market opportunities. If the Company is unable to manage growth effectively, its business, prospects, financial condition and results of operations will be materially adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Employees."

  Dependence on Key Personnel; Need for Additional Personnel. The Company's performance is substantially dependent on the continued services and performance of its senior management and other key personnel, particularly Darryl Peck, President and Chief Executive Officer. The Company maintains key person life insurance on the life of Mr. Peck in the amount of $2.0 million. The Company has also entered into employment agreements with Mr. Peck, as well as the Company's Executive Vice President and Chief Financial Officer, Chief Technology Officer and Vice President and General Merchandise Manager. The Company's performance also depends on the Company's ability to retain and motivate its other officers and key employees. The loss of the services of any of its executive officers or other key employees could have a material adverse effect on the Company's business, prospects, financial condition and results of operations. The Company's future success also depends on its ability to identify, attract, hire, train, retain and motivate other highly skilled technical, managerial, editorial, merchandising, marketing and customer service personnel. Competition for such personnel is intense, and there can be no assurance that the Company will be able to successfully attract, integrate or retain sufficiently qualified personnel. The failure to attract and retain the necessary technical, managerial, editorial, merchandising, marketing and customer service personnel could have a material adverse effect on the Company's business, prospects, financial condition and results of operations. See "Business--Employees" and "Management."

  Dependence on Continued Growth of Online Commerce. Since all of the Company's business is generated from its Web site, the Company's future revenues and any future profits are dependent upon the willingness of consumers to accept the Internet as an effective medium of commerce. The Company is especially dependent upon the long-term acceptance of online commerce. Rapid growth in the use of and interest in online services is a recent phenomenon, and there can be no assurance that acceptance and use will continue to develop or that a sufficiently broad base of consumers will adopt and continue to use the Internet and other online services as a medium of commerce. Demand and market acceptance for recently introduced services and products over the Internet are subject to a high level of uncertainty and there exist few proven services and products. The Company relies on consumers who have historically used traditional means of commerce to purchase merchandise. For the Company to be successful, these consumers must accept and utilize novel ways of conducting business and obtaining information.

  The Internet may not be accepted by consumers as a viable commercial marketplace for a number of reasons, including potentially inadequate development of the necessary network infrastructure or delayed development of enabling technologies and performance improvements. To the extent that online services continue to experience significant growth in the number of users, their frequency of use or an increase in their bandwidth requirements, there can be no assurance that the infrastructure of the Internet and other online services will be able to support the demands placed upon them. In addition, Internet services could lose their viability due to delays in the development or adoption of new standards and protocols required to handle increased levels of online service activity or due to increased governmental regulation. Changes in or insufficient availability of telecommunications services to support Internet services also could result in slower response times and adversely affect usage of the Internet and other online services generally and Cyberian Outpost in particular. If use of the Internet and other online services does not continue to grow or grows more slowly than expected, if the infrastructure for Internet services does not effectively support growth that may occur, or if the Internet does not become a viable commercial marketplace, the Company's business, prospects, financial condition and results of operations would be materially adversely affected.

  Rapid Technological Change. To remain competitive, the Company must continue to enhance and improve the responsiveness, functionality and features of its Web site. The online commerce industry in which the Company operates, is characterized by rapid technological change, changes in user and customer requirements and preferences, frequent new product and service introductions embodying new technologies and the emergence of new industry standards and practices that could render the Company's existing Web site and proprietary technology and systems obsolete. The Company's success will depend, in part, on its ability to license leading technologies useful in its business, enhance its existing services, develop new services and technology that address the increasingly sophisticated and varied needs of its customers, and respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis. The development of Web site and other proprietary technology entails significant technical and business risks. There can be no assurance that the Company will successfully use new technologies effectively or adapt its Web site, proprietary technology and transaction-processing systems to customer requirements or emerging industry standards. If the Company is unable, for technical, legal, financial or other reasons, to adapt in a timely manner in response to changing market conditions or customer requirements, the Company's business, prospects, financial condition and results of operations would be materially adversely affected. See "Business-- Technology and Systems."

  Reliance on Certain Vendors. While the Company purchases its merchandise from many different vendors, during fiscal 1998 approximately 38% and 10%, respectively, of its products were purchased through two major distributors, Ingram Micro and MicroAge. Failure to develop and maintain relationships with these and other vendors that would allow the Company to source sufficient quantities of merchandise on acceptable commercial terms could have a material adverse effect on the Company's business, prospects, financial condition and results of operations. See "Business--Warehousing and Fulfillment."

  Online Commerce Security Risks; Credit Card Fraud. A significant barrier to online commerce and communications is the secure transmission of confidential information over public networks. The Company relies on encryption and authentication technology licensed from third parties to provide the security and authentication necessary to effect secure transmission of confidential information, such as customer credit card numbers. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography, or other events or developments will not result in a compromise or breach of the algorithms used by the Company to protect customer transaction data. If any such compromise of the Company's security were to occur, it could have a material adverse effect on the Company's business, prospects, financial condition and results of operations. A party who is able to circumvent the Company's security measures could misappropriate proprietary information or cause interruptions in the Company's operations. The Company may be required to expend significant capital and other resources to protect against such security breaches or to alleviate problems caused by such breaches. Further, even if the Company is able to continue to prevent the compromise of its security systems, if the security systems of other retailers in the online commerce industry were compromised or perceived to be ineffective, the Company's business, prospects, financial condition and results of operations could be materially adversely affected.

  Concerns over the security of transactions conducted on the Internet and the privacy of users may also inhibit the growth of online services generally, especially as a means of conducting commercial transactions. To the extent that activities of the Company or third-party contractors involve the storage and transmission of proprietary information, such as credit card numbers, security breaches could damage the Company's reputation and expose the Company to a risk of loss or litigation and possible liability. There can be no assurance that the Company's security measures will prevent security breaches or that failure to prevent such security breaches will not have a material adverse effect on the Company's business, prospects, financial condition and results of operations. In addition, like other retailers who accept credit card information over the telephone or Internet without a signature, the Company has incurred losses as a result of orders placed with fraudulent credit card information, despite the fact that the payment of such orders was approved by the applicable financial institution. Under current commercial banking and credit card practices, a retailer like Cyberian Outpost is liable for fraudulent credit card transactions, where, as is the case with transactions processed by the Company over the Internet, no cardholder signature is obtained. To date, losses due to credit card fraud incurred by the Company have not been material. There can be no assurance that the Company will not suffer significant losses as a result of fraudulent use of credit card information in the future, which could have a material adverse effect on the Company's business, prospects, financial condition and results of operations. See "Business--Technology and Systems."

  Risks Associated with Entry into New Business Areas. The Company may choose to expand its operations by developing new Web sites, promoting new or complementary products or sales formats, expanding the breadth and depth of products and services offered or expanding its market presence through relationships with third parties. In addition, the Company may pursue the acquisition of new or complementary businesses, or technologies, although it has no present understandings, commitments or agreements with respect to any material acquisitions or investments. There can be no assurance that the Company would be able to expand its efforts and operations in a cost-effective or timely manner or that any such efforts would increase overall market acceptance. Furthermore, any new business or Web site launched by the Company that is not favorably received by consumers could damage the Company's reputation or the Cyberian Outpost brand. Expansion of the Company's operations in this manner would also require significant additional expenses and development, operations and editorial resources and would strain the Company's management, financial and operational resources. The lack of market acceptance of such efforts could have a material adverse effect on the Company's business, prospects, financial condition and results of operations.

  Trademarks and Proprietary Rights; Unlicensed Arrangements; Liability for Online Content. The Company regards its service marks, trademarks, trade secrets and similar intellectual property as instrumental to its success, and relies on trademark and copyright law, trade secret protection and confidentiality and/or license agreements with its employees, customers, strategic partners and others to protect its proprietary rights. The Company has pursued the registration of its trademarks and service marks in the United States and internationally, and has applied for the registration of certain of its trademarks and service marks. Effective trademark, service mark, copyright and trade secret protection may not be available in every country in which the Company's products and services are made available online.

  The Company has licensed in the past, and expects that it may license in the future, certain of its proprietary rights, such as trademarks or copyrighted material, to third parties. While the Company attempts to ensure that the quality of its brand is maintained by such licensees, there can be no assurance that such licensees will not take or omit to take actions that might materially adversely affect the value of the Company's proprietary rights or reputation, which could have a material adverse effect on the Company's business, prospects, financial condition and results of operations. The Company is not aware of any material infringements of its trademarks and proprietary rights. However, there can be no assurance that the steps taken by the Company to protect its proprietary rights will be adequate or that third parties will not infringe or misappropriate the Company's copyrights, trademarks and similar proprietary rights. See "Business--Intellectual Property."

  In addition, the Company believes that its success to date and its future success will depend in part upon its ability to provide reviews and other information about the computer products that it sells. As an online publisher, the Company may face potential liability for copyright, trademark or patent infringement, defamation or other claims based on the nature and content of materials that the Company publishes or distributes. Defending such claims, or liability arising out of such claims, could have a material adverse effect on the Company. Moreover, because of the interconnectivity currently provided on the Company's Web site, and because the Company expects to greatly expand such interconnectivity in the future, the Company could be exposed to liability with respect to content that it does not control. Insurance carried by the Company may not be sufficient to offset liability arising from these types of liabilities, and any liability in excess of such coverage could have a material adverse effect on the Company.

  Governmental Regulation and Legal Uncertainties. The Company believes that it is not currently subject to direct regulation by any domestic or foreign governmental agency, other than regulations applicable to businesses generally and laws or regulations directly applicable to access to online commerce. However, due to the increasing popularity and use of online services, it is possible that a number of domestic and foreign laws and regulations covering issues such as user privacy, pricing, content, copyrights, distribution and characteristics and quality of products and services may be enacted. For instance, although current U.S. laws limiting the export of encryption software do not materially affect the Company since the Company only sells 15 SKUs affected by these laws, the enactment of laws in the future that limit or prohibit the export of products sold by the Company could have a material adverse effect on the Company's business, financial condition and results of operations. Furthermore, the growth and development of the market for online commerce may prompt calls for more stringent consumer protection laws that may impose additional burdens on those companies conducting business online. The adoption of any additional domestic and foreign laws or regulations may decrease the growth in use of the Internet, which could, in turn, decrease the demand for the Company's products and services and increase the Company's cost of doing business, or otherwise have an adverse effect on the Company's business, prospects, financial condition and results of operations. Moreover, the applicability to online services of existing domestic and foreign laws in various jurisdictions governing issues such as intellectual property ownership, sales and other taxes, libel and personal privacy is uncertain and may take years to resolve. Any such new legislation or regulation, the application of laws and regulations from jurisdictions whose laws do not currently apply to the Company's business, or the application of existing laws and regulations to online services could have a material adverse effect on the Company's business, prospects, financial condition and results of operations.

  Sales and Other Taxes. The Company does not currently collect sales or other similar taxes in respect of shipments of goods into states other than Connecticut and Ohio. However, one or more states may seek to impose sales tax collection obligations on out-of-state companies such as the Company that engage in online commerce within such states. In addition, any new operation by the Company in other states could subject shipments into such states to state sales taxes under current or future laws. A successful assertion by one or more states or any foreign country that the Company should collect sales or other taxes on the sale of merchandise could have a material adverse effect on the Company's business, prospects, financial condition and results of operations.

  Year 2000 Compliance. The Company uses a significant number of computer software programs and operating systems in its internal operations, including applications used in order processing, inventory management, distribution, financial business systems and various administrative functions. Although the Company believes that its internal software applications contain source code that is able to interpret appropriately the upcoming calendar year 2000, failure by the Company to make any required modifications to make such software "Year 2000" compliant could result in systems interruptions or failures that could have a material adverse effect on the Company's business. The Company does not anticipate that it will incur material expenses to make its computer software programs and operating systems "Year 2000" compliant. However, there can be no assurance that unanticipated costs necessary to update software, or potential systems interruptions, will not exceed the Company's present expectations and have a material adverse effect on the Company's business, prospects, financial condition and results of operations. In addition, failure by key service providers to the Company, such as its fulfillment house and the Company's Web hosting service provider, to make their respective computer software programs and operating systems "Year 2000" compliant could have a material adverse effect on the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000."

  Broad Discretion of Management as to Use of Proceeds. A substantial portion of the net proceeds to be received by the Company in connection with this Offering is not allocated for any specific purpose, but will be allocated to expansion of sales and marketing activities, working capital and general corporate purposes. A portion or all of the net proceeds of this Offering may also be used for strategic acquisitions of businesses, products or technologies complementary to those of the Company; however, the Company is not currently a party to any commitments or agreements and is not currently involved in any negotiations with respect to any material acquisitions. Accordingly, management will have broad discretion with respect to the expenditure of such proceeds. Purchasers of shares of Common Stock offered hereby will be entrusting their funds to the Company's management, upon whose judgment they must depend, with limited information concerning the specific working capital requirements and general corporate purposes to which the funds will ultimately be applied. See "Use of Proceeds."

  Potential Adverse Effect of Anti-takeover Provisions. The Company's Certificate of Incorporation (the "Certificate of Incorporation") authorizes the Board of Directors to issue, without stockholder approval, 10,000,000 shares of Preferred Stock with voting, conversion and other rights and preferences that could adversely affect the voting power or other rights of the holders of Common Stock. The issuance of Preferred Stock or of rights to purchase Preferred Stock could be used to discourage an unsolicited acquisition proposal. In addition, the possible issuance of Preferred Stock could discourage a proxy contest, make more difficult the acquisition of a substantial block of the Company's Common Stock or limit the price that investors might be willing to pay in the future for shares of the Company's Common Stock. The Certificate of Incorporation also provides that: (i) the affirmative vote of the holders of at least 70% of the voting power of all of the then outstanding shares of the capital stock of the Company, voting together as a single class, shall be required for the stockholders to adopt, amend or repeal any provision of the Bylaws of the Company; (ii) following the closing of this Offering, stockholders of the Company may not take any action by written consent without a meeting; (iii) following the closing of this Offering, the Board of Directors will be classified into three classes with staggered terms of three years each; and (iv) members of the Board of Directors may be removed only for cause and after reasonable notice and an opportunity to be heard before the body proposing to remove such director. The foregoing provisions of the Certificate of Incorporation could have the effect of delaying, deterring or preventing a change in control of the Company. Delaware law also contains provisions that may have the effect of delaying, deterring or preventing a non-negotiated merger or other business combination involving the Company. These provisions are intended to encourage any person interested in acquiring the Company to negotiate with and obtain the approval of its Board of Directors in connection with the transaction. Certain of these provisions may, however, discourage a future acquisition of the Company not approved by the Board of Directors in which stockholders might receive an attractive value for their shares or that a substantial number or even a majority of the Company's stockholders might believe to be in their best interest. As a result, stockholders who desire to participate in such a transaction may not have the opportunity to do so. See "Description of Capital Stock--Delaware Law and Certain Charter and Bylaw Provisions."

  Shares Eligible for Future Sale; Possible Adverse Effect on Future Market Price. Sales of Common Stock (including Common Stock issued upon the exercise of outstanding options and warrants) in the public market after this Offering could materially adversely affect the market price of the Common Stock. These sales also might make it more difficult for the Company to sell equity securities or equity-related securities in the future at a time and price that the Company's management deems acceptable, or at all. Upon the completion of this Offering, the Company will have 22,017,133 shares of Common Stock outstanding, assuming no exercise of options or warrants and assuming no exercise of the Underwriters' over-allotment option. Of these outstanding shares of Common Stock, the 4,000,000 shares sold in this Offering will be freely tradeable, without restriction under the Securities Act of 1933, as amended (the "Securities Act"), unless purchased by "affiliates" of the Company, as that term is defined in Rule 144 under the Securities Act. The remaining 18,017,133 shares of Common Stock held by existing stockholders are "restricted securities" as that term is defined in Rule 144 under the Securities Act and were issued and sold by the Company in reliance on exemptions from the registration requirements of the Securities Act. These shares may be resold in the public market only if registered or pursuant to an exemption from registration, such as Rule 144 under the Securities Act. All officers, directors and certain holders of Common Stock beneficially owning, in the aggregate, 17,282,650 shares of Common Stock and holders of options and warrants to purchase 4,110,774 shares of Common Stock, have agreed, pursuant to certain lock-up agreements, that they will not offer, sell, contract to sell, grant any option to sell, pledge, hypothecate or otherwise dispose of, directly or indirectly, any shares of Common Stock owned by them, or that could be purchased by them through the exercise of options or warrants to purchase Common Stock of the Company, for a period of 180 days after the date of this Prospectus without the prior written consent of BT Alex. Brown Incorporated. Upon expiration of the lock-up agreements, all shares of Common Stock currently outstanding will be immediately eligible for resale, subject to the requirements of Rule 144. Immediately following the completion of this Offering, holders of 11,336,847 shares of Common Stock and warrants to purchase 2,359,794 shares of Common Stock will be entitled to certain registration rights. However, pursuant to the lockup agreements, 10,940,634 of these shares of Common Stock and warrants to purchase 1,074,774 shares of Common Stock may not be sold for 180 days after the date of this Prospectus without the prior written consent of BT Alex. Brown Incorporated. If such holders, by exercising their demand rights, cause a large number of shares to be registered and sold on the public market, such sales could have a material adverse effect on the market price of the Company's Common Stock. The Company intends to file a registration statement covering the 4,969,500 shares of Common Stock issued or reserved for issuance under the Stock Plans and, upon filing, any shares subsequently issued under such plans will be eligible for sale in the public market, subject to compliance with Rule 144 in the case of affiliates of the Company. The Company is unable to predict the effect such sales may have on the then prevailing market price of the Common Stock. See "Management--Stock Plans," "Description of Capital Stock" and "Shares Eligible for Future Sale."

  No Public Market for the Common Stock; Price and Market Volatility. Prior to this Offering, there has been no public market for the Common Stock, and there can be no assurance that an active trading market will develop or be sustained after this Offering or that the market price of the Common Stock will not decline below the initial public offering price. The initial public offering price has been determined by negotiations between the Company and the Representatives of the Underwriters and may not be indicative of the market price of the Common Stock in the future. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price.

  The trading price of the Common Stock is likely to be highly volatile and could be subject to wide fluctuations in response to factors such as actual or anticipated variations in quarterly operating results, announcements of technological innovations, new sales formats or new products or services by the Company or its competitors, changes in financial estimates by securities analysts, conditions or trends in the Internet and online commerce industries, changes in the market valuations of other Internet, online service or retail companies, announcements by the Company of significant acquisitions, strategic partnerships, joint ventures or capital commitments, additions or departures of key personnel, sales of Common Stock and other events or factors, many of which are beyond the Company's control. In addition, the stock market in general, and the Nasdaq National Market and the market for Internet-related and technology companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of such companies. The trading prices of many technology companies' stocks are at or near historical highs and reflect price earnings ratios substantially above historical levels. There can be no assurance that these trading prices and price earnings ratios will be sustained. These broad market and industry factors may materially and adversely affect the market price of the Common Stock, regardless of the Company's operating performance. In the past, following periods of volatility in the market price of a company's securities, securities class-action litigation has often been instituted against such company. Such litigation, if instituted, could result in substantial costs and a diversion of management's attention and resources, which would have a material adverse effect on the Company's business, prospects, financial condition and results of operations.

  Immediate and Substantial Dilution. Purchasers of shares of Common Stock in this Offering will suffer an immediate and substantial dilution in the net tangible book value of the Common Stock from the initial public offering price. See "Dilution."

  Absence of Dividends. No cash dividends have been paid on the Common Stock to date and the Company does not anticipate paying cash dividends on the Common Stock in the foreseeable future. See "Dividend Policy."

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of 4,000,000 shares of Common Stock offered hereby are estimated to be $65,910,000 ($75,356,148 if the Underwriters' over-allotment option is exercised in full), after deducting the underwriting discounts and commissions and estimated offering expenses payable by the Company. If the Underwriters' over-allotment option is exercised in full, the Company will not receive any proceeds from the sale of the Principal Stockholder's portion of the 600,000 shares of Common Stock subject to the over-allotment option. See "Underwriting."

  At this time the principal purposes of this Offering are to obtain additional capital, to create a public market for the Common Stock, to facilitate future access by the Company to public equity markets and to provide increased visibility and credibility in the marketplace. The Company intends to use approximately $5.0 million of the net proceeds of this Offering for capital expenditures associated with technology and systems upgrades and expansion of the Company's headquarters location. The Company has no specific plan at this time for use of the remaining proceeds and expects to use such proceeds for working capital and general corporate purposes including the payment of sales and marketing expenses, such as payments associated with strategic alliances. The Company may, when the opportunity arises, use an unspecified portion of the net proceeds to acquire or invest in complementary businesses, products and technologies. From time to time, in the ordinary course of business, the Company expects to evaluate potential acquisitions of such businesses, products or technologies. However, the Company has no present understandings, commitments or agreements with respect to any material acquisition. Pending use of the net proceeds for the above purposes, the Company intends to invest such funds in short-term, interest-bearing, investment-grade securities. See "Risk Factors--Broad Discretion of Management as to Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                                DIVIDEND POLICY

  The Company has never declared or paid any cash dividends on its Common Stock. The Company intends to retain any earnings to fund future growth and the operation of its business and, therefore, does not anticipate paying any cash dividends in the foreseeable future. See "Risk Factors--Absence of Dividends."

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company as of May 31, 1998 (i) on an actual basis, (ii) on a pro forma basis to give effect to the Preferred Stock Conversion and the Reincorporation and (iii) on a pro forma basis as adjusted to reflect the sale by the Company of 4,000,000 shares of Common Stock offered hereby, at the initial public offering price of $18.00 per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by the Company and the application of the estimated net proceeds therefrom. The following table should be read in conjunction with the Company's Consolidated Financial Statements, including the Notes thereto, appearing elsewhere in this Prospectus.

                                                          MAY 31, 1998
                                                  ------------------------------
                                                              PRO     PRO FORMA
                                                   ACTUAL    FORMA   AS ADJUSTED
                                                  --------  -------  -----------
                                                  (IN THOUSANDS, EXCEPT SHARE
                                                             DATA)
Current portion of capital lease obligations....  $    144  $   144    $   144
                                                  ========  =======    =======
Capital lease obligations, excluding current
 portion........................................  $    175  $   175    $   175
                                                  --------  -------    -------
Redeemable Series C Convertible Preferred Stock,
 $.01 par value, 3,000,000 shares authorized,
 2,770,125 shares issued and outstanding actual;
 no shares issued and outstanding pro forma and
 pro forma as adjusted..........................    20,125      --         --
                                                  --------  -------    -------
Stockholders' equity (deficit)(1):
  Preferred Stock, $.01 par value, 10,000,000
   shares authorized, 682,738 Series A
   Convertible shares and 326,086 Series B
   Convertible shares issued and outstanding
   actual; 10,000,000 shares authorized, no
   shares issued and outstanding pro forma and
   pro forma as adjusted........................     3,364      --         --
  Common Stock, $.01 par value, 50,000,000
   shares authorized, 6,680,286 shares issued
   and outstanding actual; 50,000,000 shares
   authorized, 18,017,133 shares issued and
   outstanding pro forma, 22,017,133 shares
   issued and outstanding pro forma as
   adjusted.....................................        67      180        220
Additional paid-in capital......................     2,619   25,995     91,865
Accumulated deficit.............................   (12,958) (12,958)   (12,958)
                                                  --------  -------    -------
    Total stockholders' equity (deficit)........    (6,908)  13,217     79,127
                                                  --------  -------    -------
      Total capitalization......................  $ 13,392  $13,392    $79,302
                                                  ========  =======    =======

--------
(1) Excludes 1,824,000 and 2,359,794 shares of Common Stock reserved for issuance upon the exercise of stock options and warrants, respectively, outstanding on May 31, 1998, at weighted average exercise prices of $1.95 and $2.29 per share, respectively. Also excludes an aggregate of 2,485,200 shares of Common Stock issuable upon the exercise of stock options granted to employees after May 31, 1998, at the initial public offering price.

                                   DILUTION

  The pro forma net tangible book value of the Company as of May 31, 1998, assuming the Preferred Stock Conversion had been completed as of such date, was approximately $13.2 million or $0.73 per share of Common Stock. Pro forma net tangible book value per share is determined by dividing the net tangible book value of the Company (pro forma tangible assets less total liabilities) by the number of shares of Common Stock outstanding. After giving effect to
(i) the sale of 4,000,000 shares of Common Stock by the Company in this Offering at the initial public offering price of $18.00 per share and after deducting the underwriting discounts and commissions and estimated offering expenses and (ii) the application of the estimated net proceeds therefrom, the pro forma net tangible book value of the Company as of May 31, 1998 would have been approximately $79.1 million, or $3.59 per share. This represents an immediate increase in pro forma net tangible book value of $2.86 per share to existing stockholders and an immediate dilution in pro forma net tangible book value of $14.41 per share to new investors. The following table illustrates this dilution on a per share basis.

   Initial public offering price per share........................       $18.00
                                                                         ------
     Pro forma net tangible book value per share before this
      Offering.................................................... $0.73
     Increase per share attributable to new investors.............  2.86
                                                                   -----
   Pro forma net tangible book value per share after this
    Offering......................................................         3.59
                                                                         ------
   Dilution per share to new investors (1)........................       $14.41
                                                                         ======

--------
(1) If the Underwriters' over-allotment option is exercised in full, the pro forma net tangible book value after this Offering would be approximately $3.92 per share, resulting in dilution to new investors in this Offering of $14.08 per share. See "Underwriting."

  The following table sets forth on a pro forma basis as of May 31, 1998, assuming the Preferred Stock Conversion had been completed as of such date, the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share paid by existing stockholders and by new investors, based on the initial public offering price of $18.00 per share and before deducting underwriting discounts and commissions and estimated offering expenses payable by the Company:

                                 SHARES PURCHASED  TOTAL CONSIDERATION  AVERAGE
                                ------------------ -------------------   PRICE
                                  NUMBER   PERCENT   AMOUNT    PERCENT PER SHARE
                                ---------- ------- ----------- ------- ---------
Existing stockholders.......... 18,017,133   81.8% $26,619,904   27.0%  $ 1.48
New investors..................  4,000,000   18.2   72,000,000   73.0    18.00
                                ----------  -----  -----------  -----
  Total........................ 22,017,133  100.0% $98,619,904  100.0%
                                ==========  =====  ===========  =====

  The foregoing tables assume no exercise of any outstanding stock options or warrants to purchase Common Stock. To the extent such options and warrants are exercised, there will be further dilution to the new investors. See "Capitalization," "Management--Stock Plans" and "Description of Capital Stock."

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The selected consolidated financial data set forth below as of February 28, 1997 and 1998, and for the period from March 6, 1995 (date of inception) through February 29, 1996 and for the years ended February 28, 1997 and 1998 were derived from the Consolidated Financial Statements of the Company which have been audited by KPMG Peat Marwick LLP, independent certified public accountants, whose report appears elsewhere herein. Selected consolidated financial data for the three months ended May 31, 1997 and 1998 were derived from unaudited financial statements of the Company. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations have been included in such unaudited financial statements. Such results may not be indicative of the results expected for a full year. Selected consolidated financial data should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other financial information included elsewhere in this Prospectus.

                          PERIOD FROM MARCH    YEARS ENDED     THREE MONTHS ENDED
                           6, 1995 (DATE OF   FEBRUARY 28,          MAY 31,
                          INCEPTION) THROUGH ----------------  -------------------
                          FEBRUARY 29, 1996   1997     1998      1997      1998
                          ------------------ -------  -------  --------- ---------
                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENTS OF OPERATIONS
 DATA:
Net sales...............        $1,852       $10,790  $22,681  $  3,889  $  11,562
Cost of sales...........         1,689         9,535   20,525     3,541     10,520
                                ------       -------  -------  --------  ---------
 Gross profit...........           163         1,255    2,156       348      1,042
Operating expenses:
 Sales and marketing
  (1)...................           218         1,407    5,943       468      4,009
 General and
  administrative........           259           805    1,623       302        722
 Technology and
  development...........            54           382    1,058       294        596
                                ------       -------  -------  --------  ---------
 Total operating
  expenses..............           531         2,594    8,624     1,064      5,327
                                ------       -------  -------  --------  ---------
 Operating loss.........          (368)       (1,339)  (6,468)     (716)    (4,285)
Other income (expense),
 net (2)................            (4)            1     (624)       (6)       129
                                ------       -------  -------  --------  ---------
 Net loss...............        $ (372)      $(1,338) $(7,092) $   (722) $  (4,156)
                                ======       =======  =======  ========  =========
 Net loss applicable to
  common
  stockholders(3).......        $ (372)      $(1,338) $(7,092) $   (722) $  (4,632)
                                ======       =======  =======  ========  =========
Basic and diluted net
 loss per common share
 (3)....................        $(0.07)      $ (0.22) $ (1.07) $  (0.11) $   (0.69)
                                ======       =======  =======  ========  =========
Weighted average basic
 and diluted common
 shares
 outstanding (3)........         5,244         6,145    6,633     6,494      6,680
                                ======       =======  =======  ========  =========

                                        FEBRUARY 28,         MAY 31, 1998
                          FEBRUARY 29, ----------------  ---------------------
                              1996      1997     1998    ACTUAL   PRO FORMA(4)
                              ----      ----     ----    ------   ------------
                                           (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash
 equivalents.............    $ 119     $    41  $ 7,325  $ 8,510    $ 8,510
Working capital
 (deficit)...............     (182)     (1,336)     824   11,400     11,400
Total assets.............      525         755   10,940   17,371     17,371
Capital lease
 obligations, excluding
 current portion.........      --           23      136      175        175
Redeemable convertible
 preferred stock.........      --          --     5,991   20,125        --
Total stockholders'
 (deficit) equity........      (33)     (1,161)  (3,671)  (6,908)    13,217

--------
(1) Sales and marketing expense for the year ended February 28, 1998 includes a charge of $703,897 representing the fair value of Common Stock warrants issued in connection with a marketing agreement. See Note 6(a) to Consolidated Financial Statements.
(2) Other income (expense), net for the year ended February 28, 1998 includes a charge of $567,563 representing the amortization of the original issue discount in connection with a note payable. See Notes 3 and 6(a) to Consolidated Financial Statements.
(3) See Note 1 to Consolidated Financial Statements for an explanation of the determination of the number of common shares used in computing the amount of basic and diluted net loss per common share and net loss applicable to common stockholders.
(4) Adjusted to reflect the Preferred Stock Conversion.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion of the financial condition and results of operations of the Company should be read in conjunction with the Consolidated Financial Statements, including the Notes thereto, of the Company included elsewhere in this Prospectus. This Prospectus contains forward-looking statements. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual events or results may differ materially from those discussed in the forward-looking statements as a result of various factors, including the matters set forth in "Risk Factors."

OVERVIEW

  Cyberian Outpost is a leading global Internet-only retailer of computer hardware, software and peripheral products to the consumer and small office/home office marketplace. With more than 130,000 SKUs, Cyberian Outpost offers an online "superstore" at www.outpost.com that provides one-stop shopping for domestic and international customers, 24 hours a day, seven days a week. The Company's online store features a fun, easy to navigate interface, competitive pricing, extensive product information and powerful search capabilities.

  The Company has grown rapidly since its inception in 1995. Net sales have increased from $1.9 million for the year ended February 29, 1996 ("fiscal 1996") to $22.7 million for the year ended February 28, 1998 ("fiscal 1998"). In the quarter ending May 31, 1998, net sales totaled $11.6 million, which represented a $7.7 million increase over the quarter ending May 31, 1997. During the last four consecutive fiscal quarters, the Company's quarterly net sales have increased from $4.6 million to $6.1 million, $8.1 million and $11.6 million, respectively. Of the more than 124,000 individual customers in over 140 countries worldwide who have purchased from Cyberian Outpost since inception, more than 90,000 have become customers since March 1, 1997. In addition, the Company has achieved an average order size of approximately $250 and repeat customers accounted for approximately 48% of net sales in fiscal 1998. The Company believes it is likely that the percentage of net sales attributable to repeat customers will decline as the Company's customer base increases over the next several years.

  Cyberian Outpost believes that the key factor affecting its long-term financial success is its ability to attract and retain customers in a cost effective manner. Currently, the Company seeks to expand its customer base and encourage repeat buying through multiple domestic and international sales and marketing programs. Such programs include: (i) strategic alliances with major Internet content and portal sites, (ii) Web-based marketing and promotional campaigns, (iii) linking programs with targeted Web sites and (iv) personalized direct marketing programs designed to generate repeat sales from existing customers. Cyberian Outpost recently accelerated its marketing campaign and entered into strategic alliances with Internet content providers and portal sites such as America Online, Lycos-Bertelsmann, StarMedia, c|net, InfoSpace, Excite, WebCrawler, theglobe.com and MetaCrawler.

  In fiscal 1998 and the quarter ended May 31, 1998, revenues from international sources represented approximately 36% and 20% of net sales, respectively. The Company expects that international sales will continue to represent a significant portion of its overall revenue. The Company's international sales are denominated in U.S. dollars and, therefore, net sales are not affected by foreign currency translations. However, foreign currency fluctuations may affect demand for the Company's products. In addition, international sales are subject to diverse market factors and may decrease in future periods depending on, among other factors, the economic conditions of a given country or region.

  Despite its growth in revenues, the Company continues to incur significant net losses. Through the first quarter of fiscal 1999, the Company had an accumulated deficit of $13.0 million. The Company believes that in order to continue its growth and expansion, operating expenses will increase as a result of the financial commitments required to form additional strategic alliances, further develop multiple marketing channels and enhance its Web site features and functionality. The Company expects to continue to incur increasing losses and generate negative cash flow from operations for the near term. Since computer retailers typically have low product gross margins, the Company's ability to achieve profitability is dependent upon its ability to substantially increase net sales. To the extent that the Company's marketing efforts do not result in significantly higher net sales, the Company will be materially adversely affected. There can be no assurance that sufficient revenues will be generated from the sale of the Company's products to enable the Company to reach or maintain profitability on a quarterly or annual basis.

  The Company expects to experience significant fluctuations in its future operating results due to a variety of factors, many of which are outside the Company's control. Factors that may affect the Company's operating results include the frequency of new product releases, success of strategic alliances, mix of product sales and seasonality of sales typically experienced by retailers. Sales in the computer retail industry are significantly affected by the release of new products. Infrequent or delayed new product releases, when they occur, negatively impact the overall growth in computer retail sales. The Company anticipates that a portion of its net sales growth will be the result of sales to new customers added through its recently formed strategic alliances and additional alliances it intends to form in the future. Due to the relatively recent implementation of these relationships, the Company's sales growth to date has not yet benefited from the impact of these relationships. Gross profit margins for hardware, software and peripheral products vary widely, with computer hardware generally having the lowest gross profit margins. While the Company has some ability to affect its product mix through effective upselling of high margin products, the Company's sales mix will vary from period to period and its gross margins will fluctuate accordingly.

RESULTS OF OPERATIONS

  The following table sets forth certain items from the Company's consolidated statement of operations data as a percentage of net sales for the periods indicated:

                             PERIOD FROM
                            MARCH 6, 1995     YEARS ENDED      THREE MONTHS ENDED
                         (DATE OF INCEPTION) FEBRUARY 28,            MAY 31,
                               THROUGH       ---------------   ---------------------
                          FEBRUARY 29, 1996   1997     1998      1997        1998
                         ------------------- ------   ------   ---------   ---------
Net sales...............        100.0%        100.0%   100.0%      100.0%      100.0%
Cost of sales...........         91.2          88.4     90.5        91.1        91.0
                                -----        ------   ------   ---------   ---------
  Gross profit..........          8.8          11.6      9.5         8.9         9.0
Operating expenses:
  Sales and marketing...         11.8          13.0     26.2        12.0        34.7
  General and
   administrative.......         14.0           7.5      7.1         7.8         6.2
  Technology and
   development..........          2.9           3.5      4.7         7.5         5.2
                                -----        ------   ------   ---------   ---------
    Total operating
     expenses...........         28.7          24.0     38.0        27.3        46.1
                                -----        ------   ------   ---------   ---------
  Operating loss........        (19.9)        (12.4)   (28.5)      (18.4)      (37.1)
Other income (expense),
 net....................         (0.2)          --      (2.8)       (0.2)        1.2
                                -----        ------   ------   ---------   ---------
  Net loss..............        (20.1)%       (12.4)%  (31.3)%     (18.6)%     (35.9)%
                                =====        ======   ======   =========   =========

QUARTER ENDED MAY 31, 1998 COMPARED TO THE QUARTER ENDED MAY 31, 1997

  Net Sales: Net sales are comprised of product sales, net of returns and allowances, and advertising revenue derived from hardware manufacturers and software publishers that pay for promotional placements on the Company's Web site. Product sales are comprised of computer hardware, software and peripherals. Net sales increased by $7.7 million from $3.9 million in the quarter ending May 31, 1997 to $11.6 million in the quarter ending May 31, 1998. This increase in net sales was primarily a result of increases in the Company's customer base and repeat purchases from existing customers. Although international sales increased by 28% in absolute dollars to $2.3 million in the quarter ended May 31, 1998 from $1.8 million in the quarter ended May 31, 1997, international sales decreased as a percentage of net sales from approximately 46% of sales in the first quarter of fiscal 1998 to approximately 20% in the first quarter of fiscal 1999. The Company believes that this percentage decrease was primarily a result of the growth of its domestic customer base due to the Company's focus on the development and implementation of certain domestic marketing programs during fiscal 1998. The Company intends to use a portion of the proceeds of this Offering during fiscal 1999, to expand its international marketing program and its international customer base. There can be no assurance that the Company's proposed investment in its international marketing program will result in increased international sales. Advertising revenues were not material in the quarters ended May 31, 1997 and 1998.

  Cost of Sales: Cost of sales consists of the cost of the merchandise sold by the Company. Cost of sales increased $7.0 million from $3.5 million during the quarter ended May 31, 1997 to $10.5 million in the quarter ended May 31, 1998. This increase was primarily the result of an increase in product sales volume. The Company's gross profit increased by $694,000 from $348,000 for the quarter ended May 31, 1997 to $1.0 million for the quarter ended May 31, 1998 as a result of the Company's growth in revenues. As a percentage of net sales, the Company's gross margin was 8.9% and 9.0% for the quarters ended May 31, 1997 and May 31, 1998, respectively.

  Sales and Marketing: Sales and marketing expense consists primarily of fees paid to strategic partners, advertising and promotion costs, sales, marketing and customer service personnel and related expenditures, as well as direct selling expenses. Sales and marketing expenses increased by $3.5 million from $468,000 for the quarter ended May 31, 1997 to $4.0 million for the quarter ended May 31, 1998. As a percentage of net sales, sales and marketing expense increased from 12.0% in the first quarter of fiscal 1998 to 34.7% in the first quarter of fiscal 1999. The increase was primarily a result of increased costs of approximately $1.5 million associated with fixed monthly advertising and placement fees paid to strategic partners, $407,000 in increased warehouse, shipping and related costs, $670,000 of increased advertising and promotion costs related to building brand recognition and increasing sales, and $507,000 of additional customer service and general merchandising staffing to support and enhance the growth in sales. The Company intends to continue to increase the amount of its spending for sales and marketing in fiscal 1999, both internationally and domestically. This increase will be principally related to increased fees paid to existing and new strategic partners, increased spending on marketing programs, hiring additional sales, marketing and merchandising personnel and increases in direct selling expense. There can be no assurance that these increased expenditures will result in increased sales.

  General and Administrative: General and administrative expense includes administrative, finance and purchasing personnel and related costs, general office and depreciation expenses, as well as professional fees. General and administrative expense increased by $420,000 from $302,000 in the quarter ended May 31, 1997 to $722,000 in the quarter ended May 31, 1998. The dollar increase in general and administrative expense was due to increases in both executive and administrative personnel, office expenses associated with such personnel, depreciation and professional fees. As a percentage of net sales, general and administrative expense decreased from 7.8% in the quarter ended May 31, 1997 to 6.2% in the quarter ended May 31, 1998. This percentage decrease was due to the Company's ability to increase revenue without a commensurate increase in corporate expenses. The Company anticipates that general and administrative expense will continue to increase in fiscal 1999 in absolute dollars, due to growth in management personnel and administrative infrastructure, as well as costs associated with its becoming a publicly-held company.

  Technology and Development: Technology and development expense includes systems personnel and related costs, software support, technology development costs and Web site hosting and communications expenditures. Technology and development expense increased by $302,000 from $294,000 in the quarter ended May 31, 1997 to $596,000 in the quarter ended May 31, 1998. The dollar increase in technology and development expense was primarily a result of increases in systems personnel to maintain the Company's Web site and technology infrastructure, as well as systems and software upgrades and enhancements required to support the growth in visitors to the Company's Web site. As a percentage of net sales, technology and development expense decreased from 7.5% for the quarter ended May 31, 1997 to 5.2% in the quarter ended May 31, 1998. The Company anticipates that technology and development expense will increase in fiscal 1999 in absolute dollars due to growth in staffing and systems support.

  Other Income (Expense), Net: Other income (expense), net consists of interest expense attributable to short-term loans and leases offset by interest income earned by the Company on short-term investments and overnight investments of its cash balances in money market accounts. Other income (expense), net increased from an expense of $6,000 in the quarter ended May 31, 1997 to an income of $129,000 in the quarter ended May 31, 1998. This change was primarily a result of interest income from short-term investment of the Company's cash balances resulting from the Company's sale of shares of its Redeemable Series C Convertible Preferred Stock.

  Net Loss: As a result of the foregoing factors, the Company incurred a net loss of $4.2 million in the quarter ended May 31, 1998 compared to a net loss of $722,000 in the quarter ended May 31, 1997.

YEAR ENDED FEBRUARY 28, 1998 COMPARED TO THE YEAR ENDED FEBRUARY 28, 1997

  Net Sales: Net sales increased by $11.9 million from $10.8 million in fiscal 1997 to $22.7 million in fiscal 1998. This increase in net sales was primarily a result of increases in the Company's customer base and repeat purchases from existing customers. Although international sales increased in absolute dollars to $8.2 million in fiscal 1998 from $5.1 million in fiscal 1997, international sales decreased as a percentage of net sales from approximately 47% in fiscal 1997 to approximately 36% in fiscal 1998. The Company believes that this decrease was primarily a result of an increase in domestic sales due to its focus on the development and implementation of certain domestic marketing programs during fiscal 1998. Advertising revenues were not material in fiscal 1997 or fiscal 1998.

  Cost of Sales: Cost of sales increased by $11.0 million from $9.5 million in fiscal 1997 to $20.5 million in fiscal 1998. This increase was primarily a result of an increase in product sales volume. The Company's gross profit increased by $901,000, or 71.8%, from $1.3 million in fiscal 1997 to $2.2 million in fiscal 1998 as a result of the Company's growth in revenues. As a percentage of net sales, the Company's gross profit margin decreased from 11.6% in fiscal 1997 to 9.5% in fiscal 1998. This decrease in gross margin was primarily due to an increase in the proportion of sales of lower margin hardware products and the implementation of more aggressive pricing strategies in fiscal 1998.

  Sales and Marketing: Sales and marketing expense increased by $4.5 million from $1.4 million in fiscal 1997 to $5.9 million in fiscal 1998. As a percentage of net sales, sales and marketing expense increased from 13.0% in fiscal 1997 to 26.2% in fiscal 1998. The increase was primarily a result of increased costs of approximately $2.0 million associated with fixed monthly advertising and placement fees paid to strategic partners, $468,000 of increased warehouse, shipping and related costs, $821,000 in increased advertising and promotional costs incurred to build brand recognition and $880,000 of increases in sales and customer service staffing to support the growth in sales.

  General and Administrative: General and administrative expense increased by $818,000 from $805,000 in fiscal 1997 to $1.6 million in fiscal 1998. This dollar increase was due to increases in both executive and administrative personnel and office expenses associated with such personnel. As a percentage of net sales, general and administrative expense decreased from 7.5% in fiscal 1997 to 7.1% in fiscal 1998.

  Technology and Development: Technology and development expense increased by $676,000 from $382,000 in fiscal 1997 to $1.1 million in fiscal 1998. As a percentage of net sales, technology and development expense increased from 3.5% in fiscal 1997 to 4.7% in fiscal 1998. The increase in technology and development expense in absolute dollars and as a percentage of net sales was primarily a result of increases in systems personnel to maintain the Company's Web site and technology infrastructure, as well as systems and software upgrades required to support the growth in visitors to the Company's Web site.

  Other Income (Expense), Net: Other income (expense), net consists of interest expense attributable to a convertible debenture, a bridge loan, short-term loans and leases offset by interest income earned by the Company on overnight investments of its cash balances in money market accounts. Other income (expense), net decreased from income of $630 in fiscal 1997 to an expense of $624,000 in fiscal 1998. This change was primarily a result of an increase in interest expense related to the amortization of the original issue discount in connection with the bridge loan.

  Net Loss: As a result of the foregoing factors, the Company incurred a net loss of $7.1 million in fiscal 1998 compared to a net loss of $1.3 million in fiscal 1997.

YEAR ENDED FEBRUARY 28, 1997 COMPARED TO THE YEAR ENDED FEBRUARY 29, 1996

  Net Sales: Net sales increased by $8.9 million from $1.9 million in fiscal 1996 to $10.8 million in fiscal 1997. This increase was primarily a result of increases in the Company's customer base and repeat purchases from existing customers. At the end of fiscal 1997, the Company had approximately 32,500 customer accounts as compared to 5,500 at the end of fiscal 1996. International sales represented approximately 47% of net sales in fiscal 1997 as compared to 62% in fiscal 1996. The Company believes that this decrease was primarily the result of an increase in domestic sales due to its focus on the development and implementation of certain domestic marketing programs during fiscal 1997. Advertising revenues were not material in fiscal 1996 or fiscal 1997.

  Cost of Sales: Cost of sales increased by $7.8 million from $1.7 million in fiscal 1996 to $9.5 million in fiscal 1997. This increase was primarily a result of an increase in product sales volumes. The Company's gross profit increased by $1.1 million from $163,000 in fiscal 1996 to $1.3 million in fiscal 1997 primarily as a result of the Company's growth in revenues. As a percentage of net sales, the Company's gross margin increased from 8.8% in fiscal 1996 to 11.6% in fiscal 1997. This increase was primarily due to price increases implemented by the Company.

  Sales and Marketing: Sales and marketing expense increased by $1.2 million from $218,000 in fiscal 1996 to $1.4 million in fiscal 1997. As a percentage of net sales, sales and marketing expense increased from 11.8% in fiscal 1996 to 13.0% in fiscal 1997. The increase in sales and marketing expense in absolute dollars and as a percentage of net sales was primarily a result of increased advertising and promotional costs of $306,000 incurred to build brand recognition, increases in sales and customer service staffing of $458,000 to support the growth in sales and warehouse, shipping and related costs of $160,000.

  General and Administrative: General and administrative expense increased by $546,000 from $259,000 in fiscal 1996 to $805,000 in fiscal 1997. This dollar increase was primarily a result of increases in personnel costs and office expenses associated with such personnel, as well as increased legal and accounting costs. As a percentage of net sales, general and administrative expense decreased from 14.0% in fiscal 1996 to 7.5% in fiscal 1997.

  Technology and Development: Technology and development expense increased by $328,000 from $54,000 in fiscal 1996 to $382,000 in fiscal 1997. As a percentage of net sales, technology and development expense increased from 2.9% in fiscal 1996 to 3.5% in fiscal 1997. The increase in technology and development expense in absolute dollars and as a percentage of net sales was primarily a result of additional personnel to enhance the Company's Web site and technology infrastructure and systems and software upgrades required to support the growth in visitors to the Company's Web site.

  Other Income (Expense), Net: Other income (expense), net increased from an expense of $4,000 in fiscal 1996 to income of $630 in fiscal 1997. This increase was primarily a result of an increase in interest income from overnight investing, partially offset by an increase in interest paid on short-term loans and capital leases.

  Net Loss: As a result of the foregoing factors, the Company incurred a net loss of $1.3 million in fiscal 1997 compared to a net loss of $372,000 in fiscal 1996.

QUARTERLY RESULTS OF OPERATIONS

  The following table sets forth unaudited quarterly statements of operations data for the eight quarters ended May 31, 1998. The Company believes this unaudited information has been prepared substantially on the same basis as the annual audited financial statements and all necessary adjustments, consisting of only normal recurring adjustments, have been included in the amounts stated below to present fairly the unaudited financial statements of the Company. The operating results for any quarter are not necessarily indicative of the operating results for any future period.

                                                  THREE MONTHS ENDED
                         ------------------------------------------------------------------------
                                                    (IN THOUSANDS)
                         AUG. 31, NOV. 30, FEB. 28, MAY 31,  AUG. 31, NOV. 30,  FEB. 28,  MAY 31,
                           1996     1996     1997    1997      1997     1997      1998     1998
                         -------- -------- -------- -------  -------- --------  --------  -------
Net sales...............  $2,362   $2,784   $3,866  $3,889    $4,622  $ 6,093   $ 8,077   $11,562
Cost of sales...........   2,062    2,481    3,442   3,541     4,146    5,420     7,418    10,520
                          ------   ------   ------  ------    ------  -------   -------   -------
 Gross profit...........     300      303      424     348       476      673       659     1,042
Operating expenses:
 Sales and marketing....     340      392      394     468       760    1,145     3,570     4,009
 General and
  administrative........     199      241      237     302       438      373       510       722
 Technology and
  development...........      48      177      125     294       122      226       416       596
                          ------   ------   ------  ------    ------  -------   -------   -------
   Total operating
    expenses............     587      810      756   1,064     1,320    1,744     4,496     5,327
                          ------   ------   ------  ------    ------  -------   -------   -------
 Operating loss.........    (287)    (507)    (332)   (716)     (844)  (1,071)   (3,837)   (4,285)
Other income (expense),
 net....................       5      --        (3)     (6)        6       (3)     (621)      129
                          ------   ------   ------  ------    ------  -------   -------   -------
 Net loss...............  $ (282)  $ (507)  $ (335) $ (722)   $ (838) $(1,074)  $(4,458)  $(4,156)
                          ======   ======   ======  ======    ======  =======   =======   =======

                                    PERCENTAGE OF NET SALES FOR THREE MONTHS ENDED
                         ----------------------------------------------------------------------------
                         AUG. 31,  NOV. 30,  FEB. 28,  MAY 31,  AUG. 31,  NOV. 30,  FEB. 28,  MAY 31,
                           1996      1996      1997     1997      1997      1997      1998     1998
                         --------  --------  --------  -------  --------  --------  --------  -------
Net sales...............  100.0 %   100.0 %   100.0 %   100.0 %  100.0 %   100.0 %   100.0 %   100.0%
Cost of sales...........   87.3      89.1      89.0      91.1     89.7      89.0      91.8      91.0
                          -----     -----     -----     -----    -----     -----     -----     -----
 Gross profit...........   12.7      10.9      11.0       8.9     10.3      11.0       8.2       9.0
Operating expenses:
 Sales and marketing....   14.4      14.1      10.2      12.0     16.4      18.8      44.2      34.7
 General and
  administrative........    8.4       8.7       6.1       7.8      9.5       6.1       6.3       6.2
 Technology and
  development...........    2.0       6.4       3.2       7.5      2.6       3.7       5.2       5.2
                          -----     -----     -----     -----    -----     -----     -----     -----
   Total operating
    expenses............   24.8      29.2      19.5      27.3     28.5      28.6      55.7      46.1
                          -----     -----     -----     -----    -----     -----     -----     -----
 Operating loss.........  (12.1)    (18.3)     (8.5)    (18.4)   (18.2)    (17.6)    (47.5)    (37.1)
Other income (expense),
 net....................    0.2       --       (0.1)     (0.2)     0.2      (0.1)     (7.7)      1.2
                          -----     -----     -----     -----    -----     -----     -----     -----
 Net loss...............  (11.9)%   (18.3)%    (8.6)%   (18.6)%  (18.0)%   (17.7)%   (55.2)%   (35.9)%
                          =====     =====     =====     =====    =====     =====     =====     =====

LIQUIDITY AND CAPITAL RESOURCES

  Due to the Company's operating strategy, the Company has generally operated with limited working capital. Most of the Company's customers pay for their purchases by credit card over the Web and as a result, the Company typically receives payment for shipments within two to three business days of purchase. In addition, the Company maintains only moderate levels of the most frequently purchased products in its inventory at its contract warehouse in Ohio. The remainder of the Company's inventory is sourced on a just-in-time basis from the Company's suppliers for immediate delivery to the Company's warehouse. The Company regularly "cross docks" (i.e., receives products from third party vendors and distributors and ships those same products out to customers the same day) and therefore is able to ship non-inventoried products to customers typically within two to three days. The Company typically pays these vendors 15 to 30 days after it has sold the products. To date, the Company has not experienced any delays in order fulfillment that have had a material impact on the Company. Moreover, because the Company generally keeps only the most frequently ordered inventory in stock, it experiences rapid inventory turns. The Company achieved 30 inventory turns in fiscal 1998. As a result of these factors, the Company's business is capital efficient and does not experience the liquidity constraints faced by traditional retailers who must maintain large inventories.

  Since inception, Cyberian Outpost has financed its operations primarily through private sales of Common Stock and Preferred Stock. The Company relied upon Section 4(2) of the Securities Act, or Regulation D promulgated thereunder, for its exemption from registration for these sales. Through May 31, 1998, these private financings totaled $23.0 million and included $19.6 million in net proceeds from the sale of Redeemable Series C Convertible Preferred Stock, and from advances from related parties and certain other short term loans.

  The Company used $10.6 million in cash to fund operations during the quarter ending May 31, 1998. The Company used $3.0 million and $129,000 in cash to fund operations in fiscal 1998 and 1997, respectively. In fiscal 1996, the Company generated $30,000 in cash from operations. In each of these periods, the Company's principal operating cash requirements were to fund its net loss and increases in accounts receivable and inventories, offset in part by increases in accounts payable and accrued expenses.

  The Company used $360,000 in cash for investing activities in the quarter ending May 31, 1998. The Company used $1.3 million, $95,000 and $175,000 in cash for investing activities in fiscal 1998, 1997 and 1996, respectively. In each period, net cash used for investing activities relates primarily to the purchase of property, equipment and systems.

  The Company generated $12.2 million in cash from financing activities in the quarter ending May 31, 1998 and $11.6 million, $146,000 and $264,000 in cash from financing activities in fiscal 1998, 1997 and 1996, respectively. In the quarter ending May 31, 1998, financing activities included $13.7 million from the sale of shares of Redeemable Series C Convertible Preferred Stock. In fiscal 1998, financing activities included short-term working capital loans of $2.6 million, net proceeds of $6.0 million from the sale of shares of Redeemable Series C Convertible Preferred Stock, net proceeds of $2.1 million from the sale of Series A Convertible Preferred Stock and Series B Convertible Preferred Stock and net proceeds of $1.0 million from the sale of Common Stock warrants. In fiscal 1997, financing activities consisted primarily of $200,000 in borrowings. In fiscal 1996, financing activities consisted of net proceeds of $229,000 from the sale of Common Stock and $35,000 in borrowings.

  On December 1, 1997, the Company entered into an Interactive Marketing Agreement with America Online that established Cyberian Outpost as the exclusive third-party computer hardware and peripherals reseller in AOL's Computer Superstore and provides that AOL will promote the Company as a non-exclusive hardware and peripherals reseller in other key portions of the AOL service and on AOL.COM. The Company is obligated to pay $5.0 million to AOL during the 14-month term of this agreement. In addition, Cyberian Outpost is required to share a small proportion of its AOL-derived revenue with AOL. Pursuant to the agreement, the Company paid an aggregate $400,000 in the fourth quarter of fiscal 1998 and $4.4 million to date in fiscal 1999. The remaining $200,000 is due during fiscal 1999. AOL is required to deliver a certain minimum number of impressions to Cyberian Outpost during the term of the agreement. Each impression, or page view, represents a person who views a Cyberian Outpost branded link on another service or Web site. Much like traditional advertising, which is designed to place a brand name in front of as many potential customers as possible through television ads, billboards, or print ads, the goal of Internet-based advertising is to create as many branded impressions as possible. The Company believes that contracting for impressions in large quantities allows the Company to maximize brand awareness.

  As of May 31, 1998, the Company had $8.5 million in cash and cash equivalents. As of that date, the Company's material capital commitments consisted of $319,000 in obligations outstanding under capital leases. The Company plans to expend approximately $1.0 million in fiscal 1999 in conjunction with the expansion of the Company's headquarters.

  On July 7, 1998, the Company entered into a $2.0 million "flooring" credit agreement with Deutsche Financial Services Corporation ("DFS") pursuant to which DFS may, at its option, extend credit to the Company from time to time to purchase inventory from DFS approved vendors or for other purposes. Under this agreement the Company can purchase inventory from certain vendors and elect to have these vendors invoice DFS instead of the Company. DFS pays this invoice and in turn bills the Company on a periodic basis throughout the month.

If the Company pays this note within 30 days, it pays no interest. If the note remains outstanding after 30 days, the Company must pay a .25% fee and interest accrues at a variable rate based on the prime rate plus 2.5%. If the note remains outstanding after 181 days, interest begins to accrue at the prime rate plus 6.5%. The Company currently has no outstanding balance under this facility. The credit agreement is secured by all of the Company's assets and the pledge of a $500,000 certificate of deposit.

  The Company believes that the net proceeds from this Offering, together with its current cash and cash equivalents, will be sufficient to meet its anticipated cash needs for working capital and capital expenditures for at least the next 12 months. If cash generated from operations is insufficient to satisfy the Company's liquidity requirements, the Company may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity or convertible debt securities could result in additional dilution to the Company's stockholders. There can be no assurance that financing will be available in amounts or on terms acceptable to the Company, if at all. See "Risk Factors--Need for Additional Capital."

  As of February 28, 1998, the Company had a net operating loss ("NOL") carryforward of approximately $7.3 million, which begins to expire in February 2011. The utilization of the NOL carryforward will be limited pursuant to the Tax Reform Act of 1986, due to cumulative changes in ownership in excess of 50%.

YEAR 2000

  The Company uses a significant number of computer software programs and operating systems in its internal operations, including applications used in order processing, inventory management, distribution, financial business systems and various administrative functions. Although the Company believes that its internal software applications contain source code that is able to interpret appropriately the upcoming calendar year 2000, failure by the Company to make any required modifications to make such software "Year 2000" compliant could result in systems interruptions or failures that could have a material adverse effect on the Company's business. The Company does not anticipate that it will incur material expenses to make its computer software programs and operating systems "Year 2000" compliant. However, there can be no assurance that unanticipated costs necessary to update software, or potential systems interruptions, will not exceed the Company's present expectations and have a material adverse effect on the Company's business, prospects, financial condition and results of operations. In addition, failure by key service providers to the Company, such as its contract warehouse and the Company's Web hosting service provider, to make their respective computer software programs and operating systems "Year 2000" compliant could have a material adverse effect on the Company. See "Risk Factors--Year 2000 Compliance."

RECENT ACCOUNTING PRONOUNCEMENTS

  The Financial Accounting Standards Board ("FASB") recently issued Statement of Financial Accounting Standards ("SFAS") No. 130, Reporting Comprehensive Income. This statement establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. This statement is effective for fiscal years beginning after December 15, 1997 and requires reclassification of financial statements for earlier periods provided for comparative purposes. The adoption of this pronouncement is expected to have no impact on the Company's financial position or results of operations.

  FASB recently issued SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. This statement establishes standards for reporting operating segments of publicly traded business enterprises in annual and interim financial statements and requires that those enterprises report selected information about operating segments. This statement supersedes SFAS No. 14, Financial Reporting for Segments of a Business, but retains the requirements to report information about major customers. This statement also amends SFAS No. 94, Consolidation of All Majority-Owned Subsidiaries. SFAS No. 131 is effective for financial statements for fiscal years beginning after December 15, 1997 and requires that comparative information for earlier years be restated. The adoption of this pronouncement is not expected to have a material impact on the Company's existing disclosures.

  FASB recently issued SFAS No. 132, Employers' Disclosures about Pensions and Other Postretirement Benefits. This statement standardizes disclosure requirements for pensions and other postretirement benefits, and is effective for fiscal years beginning after December 15, 1997. This statement does not apply to the Company as the Company does not currently sponsor any pension or postretirement plans.

  The AICPA Accounting Standards Executive Committee recently issued Statement of Position ("SOP") 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. This statement requires that certain costs related to the development or purchase of internal-use software be capitalized and amortized over the estimated useful life of the software, and is effective for fiscal years beginning after December 15, 1998. The statement also requires that costs related to the preliminary project stage and post implementation/ operations stage in an internal-use computer software development project be expensed as incurred. The Company will comply with the provisions of SOP 98-1 in fiscal 1999. The adoption of this SOP is not expected to have a material impact on the Company's financial position or results of operations.

  The AICPA Accounting Standards Executive Committee recently issued SOP 98-5, Reporting on the Costs of Start-Up Activities. This statement requires that costs incurred during start-up activities, including organization costs, be expensed as incurred, and is effective for fiscal years beginning after December 15, 1998. The Company will comply with the provisions of SOP 98-5 in fiscal 1999. The adoption of this SOP is expected to have no impact on the Company's financial position or results of operations.

                                   BUSINESS

  Cyberian Outpost is a leading global Internet-only retailer of computer hardware, software and peripheral products to the consumer and small office/home office marketplace, as principally measured by revenue and Web site traffic. With more than 130,000 SKUs, including 115,000 software SKUs available to customers via electronic software download ("ESD"), Cyberian Outpost offers an online "superstore" at www.outpost.com that provides one-stop shopping for domestic and international customers 24 hours a day, seven days a week. The Company's online store features a fun, easy to navigate interface, competitive pricing, extensive product information and powerful search capabilities. The Cyberian Outpost Web site has quickly become one of the most widely known and used e-commerce sites and has received recognition from numerous publications, including The New York Times and BusinessWeek. Cyberian Outpost also was named "Best Site for Computer Equipment" by Money Magazine in September 1997 and was cited as an "e-commerce trailblazer" by Forbes ASAP in April 1998. To enhance Cyberian Outpost's brand recognition and increase traffic to its online store, the Company has recently entered into strategic alliances with Internet content providers and portal sites such as America Online, Lycos-Bertelsmann, StarMedia, c|net, InfoSpace, Excite, WebCrawler, theglobe.com and MetaCrawler.

  The Company has grown rapidly since its inception in 1995. Net sales increased from $1.9 million for the year ended February 29, 1996 to $22.7 million for the year ended February 28, 1998. In the quarter ending May 31, 1998, net sales totaled $11.6 million, which represented a $7.7 million increase over the quarter ending May 31, 1997. During the last four consecutive fiscal quarters, the Company's quarterly net sales have increased from $4.6 million to $6.1 million, $8.1 million and $11.6 million, respectively. Of the more than 124,000 individual customers in over 140 countries worldwide who have purchased from Cyberian Outpost since inception, more than 90,000 have become customers since March 1, 1997. In addition, the Company has achieved an average order size of approximately $250 and repeat customers accounted for approximately 48% of net sales in fiscal 1998.

INDUSTRY OVERVIEW

 Electronic Commerce

  The Internet is an increasingly significant global medium for communication, information and commerce. The Company believes that growth in Internet usage and Web commerce has been fueled by a number of factors including: (i) a large and growing installed base of PCs in the workplace and home, (ii) advances in the performance and speed of PCs and modems, (iii) improvements in network infrastructure, (iv) easier and cheaper access to the Internet and (v) increased awareness of the Internet. International Data Corporation ("IDC"), a market research firm, has estimated that there were 69 million Web users worldwide at the end of 1997 and anticipates that number will grow to approximately 320 million by the end of 2002. In addition, IDC estimates that the total value of goods and services purchased over the Internet will grow from $12 billion in 1997 to approximately $425 billion per year by the end of 2002.

  The Company believes that its target market of consumers and small office/home office businesses represents an attractive and rapidly growing segment of the e-commerce industry. According to Jupiter, a market research firm, domestic online consumer purchases of goods and services (excluding cars and real estate) are expected to grow from an estimated $2.6 billion in 1997 to approximately $37.5 billion by 2002. Jupiter also estimates that the single largest domestic Web retail opportunity for the consumer and small office/home office market is online sales of computer products (including hardware, software and consumer electronics). By 2002, the online consumer market for computer products is estimated to reach approximately $10.5 billion in the United States alone, compared to estimated domestic online markets for travel, books and music of $8.6 billion, $2.2 billion and $1.2 billion, respectively. IDC estimates the worldwide consumer and small office/home office market for computer hardware alone (excluding peripherals) will grow from approximately $50 billion in 1997 to approximately $80 billion per year in 2001.

 Traditional Computer Retailing

  The traditional computer retail industry includes both store- and catalog-based companies. Cyberian Outpost believes that these retailers face inherent structural limitations that may not allow them to take full advantage of the growing worldwide market for computer hardware and software. The computer retailing industry is characterized by a broad array of products, rapid product obsolescence and continuous new product introductions.

  Store-based retailers have limited shelf space due to costly inventory and real estate investment considerations that limit the number of SKUs they can offer to their customers. The Company believes that large store-based retailers typically carry only 4,000 SKUs. As a result, hardware and software manufacturers compete for scarce retail shelf space and access to the large distributors who supply the store-based retailers. Thus, manufacturers incur a significant expense to gain this access and retailers face the risk of carrying inventory that may quickly become obsolete. In addition, the store-based retailers' merchandising process, which requires that the retailer physically obtain, set up and display the product, limits the speed at which these retailers can change their merchandise mix and offer new products. Further, because store-based retailers must make significant investments in inventory, real estate and personnel at each location, they are not able to expand quickly into new geographic regions. Personnel costs also limit the hours during which store-based retailers may operate, thereby limiting customer convenience. Moreover, store-based retailers face challenges in hiring, training and maintaining knowledgeable sales staff conversant and up-to-date on the broad array of hardware and software products.

  While catalog retailers provide customers with the convenience of shopping from home or the office at flexible times, the number of SKUs they can feature and the product information they can provide are limited due to catalog mailing, printing and other related expenses. The Company believes that a typical catalog retailer carries up to 50,000 active SKUs, but only features between 2,000 and 3,000 SKUs in any single catalog. Further, the catalog shopping experience is, in general, neither interactive nor personalized, yet requires extensive personnel support and manual intervention on behalf of the retailer to take and process orders. The Company also believes that many catalog retailers focus primarily on the corporate market.

  The Company believes that the business model of the traditional computer retail industry results in inefficiencies that are exacerbated by, among other things, the broad array of products and the rapid change that characterize the computer industry. The Company believes that Internet-based computer retailers are well positioned to solve these inefficiencies.

THE CYBERIAN OUTPOST SOLUTION

  The Company understands the key business challenges of the computer retailing industry and uses the unique environment of the Internet to address those challenges. The Company believes that the key operating advantages of the Cyberian Outpost online store are:

  Attractive economics of the "virtual" store. As an Internet-only merchant, Cyberian Outpost enjoys structural economic advantages relative to traditional retailers including: (i) low-cost and essentially unlimited "shelf space,"
(ii) flexible advertising and affordable merchandising opportunities, (iii) lower personnel requirements, (iv) scaleable technology and systems that can serve a fast-growing customer base and (v) the ability to serve a worldwide customer base from a single, domestic location. The Company intends to leverage its Web site, content, marketing and technology over a growing global customer base resulting in substantial economies of scale that the Company believes should enable it to achieve greater operating margins than traditional computer retailers.

  One-stop shop. Because Cyberian Outpost's "shelf space" is low-cost and essentially unlimited, the Company offers a broad selection of products that would be economically or physically impractical to stock in a store or to include in a typical mail-order catalog. Cyberian Outpost currently offers more than 130,000 hardware, software and peripheral SKUs. Cyberian Outpost's product selection includes computer hardware such as PC- and Mac-based desktops and laptops, personal digital assistants (PDAs), printers, modems, memory and accessories, packaged software for both home and office use, games and utilities. These products are produced by a wide variety of manufacturers that include Apple Computer, IBM, Toshiba, Hewlett Packard, 3Com, Connectix, Intel, Symantec, Epson, Electronic Arts, Acer, Compaq and Broderbund.

  Global customer base. Through the global reach of the Internet, the Company can deliver a broad selection of products to customers in international, rural or other locations that cannot support large-scale physical stores. Orders for in-stock items are generally processed for next morning delivery throughout the U.S. and delivery within 48-72 hours internationally. In addition, the translation of portions of the Web site into nine foreign languages and the accessibility of the site 24 hours a day, seven days a week, enables the Company to offer the same retail experience to customers around the world.

  Value-added online content. In addition to offering the products themselves, Cyberian Outpost's Web site delivers value-added content, including extensive product descriptions. The Company's free e-mail newsletter, Cyberian Express, delivers product information and updates to over 26,000 subscribers weekly. As part of the Company's ongoing brand building strategy, Cyberian Outpost intends to refine and enhance its "editorial voice" by supplementing external content with its own commentary delivered in the Company's fun and irreverent style.

  Convenient 24-hour shopping. Purchasing items from Cyberian Outpost is more convenient than shopping in a physical store or through a catalog. The Cyberian Outpost Web site is open 24 hours a day, seven days a week and may be reached from the buyer's home or office. The Company has found that its customers access the site around the clock. Based on a sample of recent orders, approximately 14% of orders were received from midnight to 6 a.m. Eastern Time, 29% from 6 a.m. to 12 p.m. Eastern Time, 29% from 12 p.m. to 6 p.m. Eastern Time and 28% from 6 p.m. to midnight Eastern Time. The Company believes that customers may buy more items because they have more hours to shop, can act immediately on impulse purchases and can more easily locate items that are hard to find in stores or catalogs.

  Customer service. In addition to the product and order tracking information that is available on Cyberian Outpost's Web site, the Company provides pre- and post-sales support via both e-mail and toll-free telephone service. Although over 85% of orders are placed directly on the Web, customers can also contact the Company to obtain guidance for product selection, learn about product compatibility and availability and, if they wish, place orders. Once an order is made, customers can view order tracking information on the Web or contact the Company's customer service department to obtain the status of their order and, when necessary, resolve order and product questions. The Company trains its sales and customer service representatives to offer solutions and extend the level of service needed to satisfy the customer.

  Low-cost, alternative distribution channel for manufacturers. Cyberian Outpost offers manufacturers a direct, low-cost retail channel. In contrast to store-based retailers that often charge for shelf space and catalog retailers that often require up-front payments, all of Cyberian Outpost's products are carried free of charge. In addition, the Company can offer manufacturers special merchandising opportunities, such as bundling of products and advance demand information on new product introductions, at very low or no cost. These programs can be introduced with minimal lead time because of the flexibility of the Internet as a marketing medium in publishing and disseminating new information.

STRATEGY

  In an effort to become the leading global Internet-only retailer of computer hardware, software and peripheral products to the consumer and small office/home office marketplace, the Company is pursuing a strategy consisting of the following key elements:

  Focus on consumer online retailing of computer products. The Company's merchandising strategy is tailored to consumers in terms of product selection, site design and selection of affiliate and linking programs. The Company's online store features a wide variety of games and gaming accessories, a full complement of education and entertainment software titles for children, a large selection of desktop computers priced under $1,000, and a broad array of other hardware, software and peripherals designed for the consumer market. The Company's affiliate and linking programs are focused on consumer sites such as chat groups and personal-interest Web sites. Additionally, the Company believes that the design of the www.outpost.com store, with its cartoon graphics, colorful environment and fun and irreverent edge, enhances its position as a leading online consumer retail brand, making www.outpost.com the site of choice for retail computer product buyers.

  Build brand recognition through multiple marketing channels. To maximize customer awareness, expand its customer base cost effectively and avoid reliance on any one source of customers, the Company seeks to build brand recognition through multiple marketing channels:

  . Alliances with major Internet portal sites. Cyberian Outpost believes that broad distribution alliances with Internet portal sites build brand recognition, increase market share and attract customers to the Company. Accordingly, the Company recently has entered into strategic alliances with America Online, Lycos-Bertelsmann, StarMedia, c|net, InfoSpace, Excite, WebCrawler, theglobe.com and MetaCrawler. The Company carefully evaluates each potential alliance and strives to ensure that the fees associated with it are cost-effective in terms of the potential customers to be acquired, potential revenue to be generated, the level of exclusivity and brand exposure.

  . Web-based and traditional advertising. The Company utilizes aggressive online advertising to promote both its brand name and specific merchandising opportunities on a wide variety of Web sites, including major content and service providers, targeted computer-related sites and niche, special-interest sites. The Company also intends to conduct a more traditional media-based advertising campaign that will include television, radio and print advertising.

  . Linking and affiliate programs. To direct traffic to its Web site, the Company has created over 20,000 inbound links that connect directly to www.outpost.com from other sites on the Web. These links, most of which are free to Cyberian Outpost, allow potential customers to simply click on the link and become connected to the Company's Web site from search engines, manufacturers' Web sites and community and affinity sites. In addition, in order to increase exposure on the Internet and directly generate sales, the Company has recently initiated an affiliates program pursuant to which registered affiliates are paid a referral fee for any sale generated via their link to www.outpost.com.

  . Direct online marketing. The Company markets directly to its customers through its in-house electronic newsletters, Cyberian Express, Gamer's Express and Beta Report, and sends targeted merchandising e-mails to discrete segments of its customer database based on purchasing history. The Company intends to continue to use the unique resources of the Internet as a low-cost means of personalized marketing.

  Exploit international market opportunities. Cyberian Outpost believes that the Web offers a unique opportunity for retailers to reach the international market for computer hardware and software products, a market that the Company believes to be approximately equal to the size of the domestic market for such goods. An Internet retailer like Cyberian Outpost has key advantages internationally because it is not encumbered with inefficient, international distribution mechanisms that lead to higher prices and lack of product breadth and depth. By translating portions of its Web site to nine foreign languages (French, Spanish, German, Italian, Dutch, Portuguese, Japanese, Chinese and Korean) and arranging rapid shipping to international destinations, the Company attracted approximately 36% of its fiscal 1998 net sales from foreign buyers. The Company believes that catalog and store-based retailers are typically prohibited from shipping products internationally as a result of limitations set forth in marketing and cooperative advertising agreements they sign with product manufacturers.

  Promote repeat purchases. The Company's strategy is to build customer loyalty and thereby promote repeat buying by providing enhanced product information to consumers, efficient site navigation and search capabilities, personalized services and targeted communications, and a broad range of immediately available products. For example, the Company intends to customize its Web site content for repeat customers based upon order history, platform of choice and other criteria. The Company believes that these strategies will enable it to maintain a significant level of repeat purchases, which accounted for approximately 48% of net sales in fiscal 1998.

  Leverage technology to maximize business impact. The Company's technology team seeks to leverage the unique efficiencies of the Internet, such as the ability to make changes in merchandising and content in real-time and at low cost, to (i) personalize the user experience, (ii) increase merchandising effectiveness and (iii) improve operating efficiency. For example, Cyberian Outpost is developing systems to personalize visitors' shopping experiences by re-merchandising the store in real-time for individual shoppers. By targeting content and promotions such as e-mails, newsletters and store advertising, www.outpost.com can deliver more compelling promotional programs. The Company also intends to use such technology to lower transaction costs and improve the customer's on-line shopping experience through (i) the automation of customer service functions such as automated e-mail responses and online in-stock status, (ii) product management such as using automation to update the product database and create upsells and links to product reviews and (iii) communications with suppliers including Electronic Data Interchange ("EDI") for purchasing and automated payment methods for accounting.

THE CYBERIAN OUTPOST RETAIL EXPERIENCE

  The Company believes its attractive, easy-to-shop, online superstore offers a competitive advantage. The user interface is simple, the look-and-feel is playful and entertaining, and navigation is consistent throughout the site. As with a physical retail store, customers can browse the departments of the store, search for specific needs, see promoted products, obtain product information, order products and ask for customer service. In contrast to a physical retail store, however, the consumer can accomplish the shopping experience in the comfort and convenience of his or her home or office. Set forth below is a graphic illustration of the Company's homepage and the Cyberian Outpost retail experience:

                      Text Boxes: BROWSING
                                  EDITORIAL CONTENT
                                  MERCHANDISING
                                  CUSTOMER SERVICE
                                  PRODUCT INFORMATION AND ORDERING
                                  SEARCHING

  Browsing. The Company has categorized the products that it currently offers into a simple set of departments and sub-departments. By clicking on the department name, the consumer can quickly target products of interest. Some of the departments, such as Software, PC and MAC, are permanently displayed. Others, such as digital cameras, reflect categories of hot selling products and change opportunistically.

  Searching. A primary feature of the Cyberian Outpost Web site is its interactive search engine. The Company provides a selection of search tools that allows customers to find items based on pre-selected criteria such as product type, platform, manufacturer or publisher. Customers can also use more complex and precise search tools such as Boolean search queries.

  Merchandising. The Company actively works with manufacturers to create special bundles of products and to secure superior bargains for its customers. These specials are featured prominently throughout the Web site and promote "impulse buying." The promotions are displayed "in context," meaning, for example, that promotions related to networking would be seen primarily in the networking department.

  Product Information and Ordering. For most products, detailed information is available, including descriptions, system requirements, screen shots, product packaging and product demonstrations. To purchase products, customers simply click on a button to add products to their virtual shopping baskets. Customers can add and subtract products from their shopping baskets as they browse, prior to making a final purchase decision, just as in a physical store. To execute orders, customers click on the "buy" button and are prompted to supply shipping and credit card details online or by e-mail, facsimile or telephone. Over 85% of the Company's orders are placed directly on the Web by customers. Customers are then offered a variety of shipping options, although most domestic customers choose overnight delivery due to the low rates the Company has negotiated. Overseas customers receive delivery via DHL. Prior to finalizing an order, customers are shown the actual shipping charges for their order and, for domestic orders, can choose less expensive shipping methods. The Company's system automatically confirms each order via e-mail and advises customers about any backorders. International customers receive an additional notification when their order is shipped.

  Customer Service. The Customer Service area of the Company's Web site contains extensive information about shopping for, ordering and returning products. Shipping charges, payment options, and other policies are explained for the customer. Help buttons on every page of the site take customers to the specific customer service topic they need. Customers can track the current status of their orders, including getting the shipper tracking numbers. Because the concept of Internet retail is new to many people, the Company prominently displays its toll-free number throughout the site. A team of customer service agents is available to answer customer questions about products and the shopping process.

  Editorial Content. One of the unique advantages of an Internet retail store is the ability to interweave editorial content and product information. The Company has a small team of writers that creates product information, reviews and informational content for the site. Discussions are currently underway with third party content providers to link the Company's Web site to reviews of thousands of the Company's products in order to enable the Company's customers to make more informed purchasing decisions. The Company believes that fresh, entertaining content adds to the customer experience, increases conversion rate (the number of visitors to the site who make purchases) and differentiates the Company from other online retailers.

  International Translations. The Company has translated its Home Page and all customer service and ordering information on its Web site into nine foreign languages. These pages are accessed by selecting a national flag representing the language of choice and a currency converter is available to provide immediate local pricing information. The Company believes that international markets will continue to represent a significant portion of the Company's sales since many products offered by Cyberian Outpost are not otherwise available in these markets. IDC projects that in 2001 approximately 60% of PCs will be sold outside North America. The Company generated approximately 36% of its fiscal 1998 net sales from foreign buyers.

BEHIND THE SCENES

  Tracking and Information Gathering. Once a customer places an order, the process for tracking and fulfilling the order occurs with limited human intervention. The Company provides its customers with e-mail verification of order placement, backorders and shipping confirmation. Order tracking information is available 24 hours a day for all customers. In addition, Internet software technology allows the Company to gather much more detailed information about the purchase and the customer. For example, the Company tracks the source of each order to identify which Web sites are generating the most business for the Company. This information, combined with customer profile information gathered throughout the ordering process, creates a very powerful direct marketing database. The Company seeks to utilize this database to create repeat business.

  Personalization and Targeting. The Company offers its customers a free, weekly e-mail newsletter with news about new product releases, specials, advance orders and industry events. The Company is currently developing and implementing systems that will (i) customize the content of newsletters and targeted e-mails based on order history, platform of choice and other buying criteria and (ii) provide the Company with the browsing and buying history of visitors to its site. The Company intends to use this data to personalize the shopping experience, including re-merchandising the site for customers with differing buying and shopping histories.

  Distribution and Fulfillment. The vast majority of product shipped by the Company passes through its contract warehouse, located in Wilmington, Ohio, which stores the Company's most popular inventory for immediate shipment to customers. Since the warehouse is located at Airborne Express's hub and only one hour from the Cincinnati-based hub of the Company's primary international shipper, DHL, Cyberian Outpost is able to process orders late into the day. Orders for in-stock items placed by midnight Eastern Time are processed for next morning delivery in the United States and delivery within 48 to 72 hours overseas. Orders for released products not in the Company's warehouse are usually available for shipment within 24 to 48 hours. The Company also takes advance orders for not yet released products and ships them immediately upon release from the manufacturer. Some orders are drop-shipped directly to customers from the manufacturer.

  Site Development and Enhancement. Cyberian Outpost strives to keep its site one of the most innovative, creative and fun destinations on the Web through the use of technology and the creative talent of its employees. Among other technology objectives, the Company intends to provide increasingly valuable personalized service programs and make the user interface even more intuitive, engaging and fast. The Company has technology and systems plans in place to support the Company's evolving merchandising and operational needs and to keep the overall Cyberian Outpost shopping experience at the forefront of Web retailing.

MARKETING AND PROMOTION

  The Company's marketing strategy is to promote, advertise and increase its brand visibility and acquire new customers through multiple channels, including: (i) developing strategic alliances with major portal sites, (ii) advertising on leading Web sites and other media worldwide, (iii) expanding the Company's affiliates network and linking programs and (iv) direct marketing to existing and potential customers. The Company believes that the use of multiple marketing channels reduces reliance on any one source of customers, lowers customer acquisition costs and maximizes brand awareness.

  Strategic Alliances. Forming strategic alliances with Internet service and content providers can be a source of significant new Web site traffic and customers. These strategic alliances generally provide for the Company to be the most prominent computer retailer on certain of the Web sites of these providers with the exclusive right to place computer banner advertisements and integrated links to the Cyberian Outpost Web site on certain computer related pages. The alliances generally require the Company to pay either up-front or periodic fees and payments based upon a percentage of the net revenue generated through the alliance. The agreements are typically entered into for an initial term of one year with the Company having a right to renew at specified times on certain conditions, or for additional fees and/or increased revenue sharing. The Company believes that the agreements provide it several key benefits, including (i) enhancing awareness of the Cyberian Outpost brand and extending the Company's market reach, (ii) building the Company's customer base and (iii) generating sales. Typically, these agreements guarantee the Company a certain number of impressions per year. The Company has the following strategic alliances in place:

  . AMERICA ONLINE. On December 1, 1997, the Company entered into an agreement with America Online establishing the Company as the exclusive third-party computer hardware and peripherals retailer in

    America Online's Computer Superstore. AOL has also agreed to promote the Company as a hardware, software and peripherals retailer in other key areas of the America Online service, including the Buyer's Guide and Shopping Channel, on a non-exclusive basis. The Company also has a significant presence on www.aol.com, AOL's primary Web site. Further, AOL is required to deliver a certain minimum number of impressions to Cyberian Outpost during the term of the agreement. The Company is obligated to pay $5.0 million to AOL during the 14-month term of this agreement, $4.8 million of which has been paid to date. In addition, the Company is required to share a small portion of the revenue generated by customers who access the Company's site from an AOL link with AOL. The Company is also required to share a substantial portion of its AOL-derived advertising revenue (which the Company does not believe will be material) with AOL. The Company also granted a warrant to AOL. The Company has agreed to: provide a comprehensive offering of its products and content through AOL; offer products that are competitive in price; and manage, operate and support such products and content. The agreement is renewable at the option of either the Company or AOL upon satisfaction of certain conditions. Upon renewal, the Company is obligated to pay AOL additional fees and an additional portion of the warrant granted to AOL becomes exercisable. AOL may terminate the agreement in the event of a material breach or the Company's failure to deliver satisfactory products or content.

  . LYCOS-BERTELSMANN. On March 25, 1998, the Company entered into an agreement with Lycos-Bertelsmann, a leading European operator of Web sites. Pursuant to the agreement, the Company is the premier computer retailer in the "Shopping" area and the exclusive online computer hardware and software retailer in all other areas of the Lycos-Bertelsmann Web sites. Lycos-Bertelsmann is required to deliver a certain minimum number of impressions over the one-year term of the agreement. The Company is obligated to pay both an initial fee and monthly fees. In addition, the Company is obligated to share a small portion of its Lycos-Bertelsmann derived revenue with Lycos-Bertelsmann once such revenue exceeds a specified amount.

  . STARMEDIA. On July 16, 1998, the Company entered into an agreement with
    StarMedia, a proprietary on-line service for Latin America. Pursuant to the agreement the Company is the premier broad-based reseller of new PC computer hardware, software and peripherals in the StarMedia Network. StarMedia is required to deliver a certain minimum number of impressions to Cyberian Outpost during the one-year term of the agreement. StarMedia may terminate the agreement at any time if it receives a certain number of customer complaints regarding the Company for two consecutive months. In addition to paying both an initial fee and monthly fees, the Company is required to share a small portion of its StarMedia-derived revenue with StarMedia once such revenue exceeds a specified amount.

  . C|NET. On January 26, 1998, the Company entered into an agreement with c|net, an operator of Web sites that are estimated to have had over nine million visitors in March 1998 alone. Pursuant to the agreement, c|net will provide the Company with banner advertisements and links on certain of c|net's Web sites. Pursuant to the agreement, the Company will be prominently featured throughout the c|net Web sites and is one of only three computer retailers featured on any c|net site. c|net is required to deliver a certain minimum number of impressions to the Company during the one-year term of the agreement. The Company is obligated to pay c|net monthly fees and is required to share a small portion of its c|net-derived revenue with c|net. Either party may terminate the agreement upon 30 days notice at any time after the first three months of the term.

  . INFOSPACE. On January 6, 1998, the Company entered into an agreement to be featured on InfoSpace, a Web directory site with approximately 6.5 million visitors per month. InfoSpace is obligated to provide links to the Company's Web site in various locations throughout its site including its E-shopping site. InfoSpace is also required to deliver a certain minimum number of impressions to Cyberian Outpost during each month of the one-year term. The Company is required to pay monthly fees and is obligated to share a small portion of its InfoSpace-derived revenue once such revenue exceeds a specified amount in any given month. Beginning six months after commencement of the agreement, either party may terminate the agreement at any time.

  . EXCITE AND WEBCRAWLER. On December 4, 1997, the Company entered into an agreement with Excite giving it featured placement on the Excite Network and Webcrawler Shopping Channel main pages, as well as targeted promotions in various locations throughout these Web sites. Excite is required to deliver a certain minimum number of impressions to the Company during the one-year term of the agreement. The Company is obligated to pay a one-time sponsorship fee at the commencement of the agreement and an annual fee in equal monthly installments. In addition, the Company is obligated to share a small portion of its Excite Network-derived revenues with Excite.

  . THEGLOBE.COM. On May 21, 1998, the Company entered into an agreement with theglobe.com, a leading usenet (bulletin board) posting site with approximately 1.3 million members. Pursuant to the agreement, the Company will be the exclusive retailer of computer products in theglobe.com's Marketplace. theglobe.com is required to deliver a certain minimum number of impressions to the Company during each month of the six-month term of the agreement. The Company is obligated to pay monthly fees to theglobe.com, and the parties have agreed to negotiate for possible additional revenue sharing to be paid to theglobe.com beginning three months after the commencement of the agreement. The agreement will continue after the initial six month term until terminated by either party upon 60 days notice.

  . METACRAWLER. On May 6, 1998, the Company renewed its agreement with go2net to be the exclusive computer products retailer on go2net's MetaCrawler home page. go2net is required to deliver a certain minimum number of impressions to the Company during each month of the three month term of the agreement. The Company is obligated to pay monthly fees to go2net. go2net may terminate the agreement at any time.

  Online and Traditional Advertising. The Company drives Web traffic directly to its site by advertising on other Web sites worldwide such as The Microsoft Plaza, HotBot, ComputerESP, PC Guide, MacCentral, TidBits/NetBits, Filez, Angelfire, Bargain America and FamilyPC. The Company uses ad-server technology, which allows it to change its advertising on-the-fly by delivering program code directly to the ad site which the Company then changes at will from its own site. To date, nearly all advertising has been developed in-house. Advertising sites are chosen based on the cost relative to their ability to generate traffic for Cyberian Outpost and the likely audience. The Company also participates in numerous in-house and manufacturer sponsored promotions. These promotions are all Web-based and are geared to time of year, specific manufacturers, product categories and buyer segments. Cyberian Outpost believes that traditional advertising, including television, radio and print, will become a component of its marketing mix in the future. These traditional advertising venues can build brand awareness and promote the benefits of e-commerce.

  Linking and Affiliate Programs. To direct traffic to its Web site, Cyberian Outpost has aggressively pursued a grass roots marketing program, the cornerstone of which is the Company's linking program, to create inbound links to its Web site from other sites on the Web. These links allow potential customers to simply click on the link and be connected to the Company's Web site from other search engines, manufacturers' Web sites, community and affinity sites and home pages. According to The Visibility Index produced by Word of Net Promotions (www.wordofnet.com), the Company has over 20,000 such inbound links to its Web site. In addition, the Company has recently created the Outpost Affiliate Network, a marketing tool that increases exposure on the Internet and directly generates sales. Registered affiliates are paid a referral fee, in most cases 3% of the net invoice value for any sale generated via the affiliate's link to the Company's Web site, less any returns. Cyberian Outpost currently has 300 registered affiliates with over 500 unique domains displaying the Company's logos and banners, of which nearly 50% are either computer or shopping related sites. In addition to these paid affiliates, manufacturers and other affinity sites link directly to the Company's home page. In order to join the Outpost Affiliate Network, prospective affiliates complete an automated application form online that is generally approved within 48 hours by a member of the Company's staff. The Company promotes the program via links on its Web page and through LinkShare, its affiliate marketing partner. In fiscal 1998, no single affiliate accounted for more than 1% of the Company's net sales. These agreements are terminable at will by either party.

  Direct Marketing. The Company's in-house newsletters, Cyberian Express, Gamer's Express and Beta Report, allow it to communicate on a regular basis with its customers who have requested to be updated on new arrivals and other product news. To satisfy the wide breadth of interests of the Cyberian Express recipients,

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

featured and special products are presented in both PC and Mac formats and in a wide variety of product categories. The Gamer's Express is more narrowly focused on game-playing enthusiasts in both the PC and Mac formats. This proactive marketing approach allows the Company to alert existing customers to new buying opportunities. Cyberian Express is also translated into Kanji and sent to more than 20,000 subscribers in Japan.

WAREHOUSING AND FULFILLMENT

  The Company obtains products from a network of distributors, hardware manufacturers and software publishers. It carries a moderate level of inventory and relies to a large extent on rapid fulfillment from major distributors and wholesalers that carry a broad selection of titles. The Company purchases a substantial portion of its products from large distributors such as Ingram Micro and MicroAge who have inventory at distribution centers around the country.

  In July 1997, the Company moved its inventory, warehousing and fulfillment operations to a 120,000 square-foot facility located in Wilmington, Ohio that is leased and managed by an unaffiliated third-party fulfillment company. In addition to warehousing services, the manager of the warehouse also provides order fulfillment services for the Company. The warehouse, which is located at the Airborne Express hub, can accept orders until midnight Eastern Time for next morning delivery in the United States and two day international delivery (via the DHL hub in Cincinnati, one hour away) for products that are in-stock. This arrangement has enabled the Company to add seven hours to its shipping day, deliver Friday orders on Saturday and lower its expected warehousing and shipping costs. The Company regularly "cross docks" (i.e., receives products from third party vendors and distributors and ships those same products out to customers the same day) and therefore is able to ship non-inventoried products to customers typically within two to three days.

  The Wilmington warehouse is connected to the Company's information systems via a dedicated 56K frame relay connection provided by AT&T. A backup circuit is maintained by Sprint. This gives the Company real-time data on inventory receiving, shipping, inventory quantities and inventory location. In addition, the Company offers a real-time order tracking system for its customers on the Web. The moment a package is shipped and assigned an Airborne, UPS or DHL airbill tracking number, the customer's order information is updated. Returns processing is also handled using this system, allowing returned products to be promptly returned to the manufacturer for credit.

  This high level of automation and the Company's ability to maintain moderate levels of inventory helps the Company maintain rapid inventory turns. In fiscal 1998, the Company achieved 30 inventory turns. The Company has negotiated special shipping terms with its major distributor suppliers with no freight charged on UPS Ground or FedEx second day delivery. Thus, most purchase orders placed with its major suppliers for in-stock items are received within 48 hours of order. To help maintain its ability to turn inventory quickly, the Company is now in discussions with two of its top vendors to establish EDI connections to the vendors' inventory information. Such connections will (i) help to automate the ordering process between the Company and its vendors and (ii) allow the Company to provide real-time, online in-stock status information to customers that details product availability not only in the Company's warehouse, but also at these vendor locations. See "Risk Factors--Reliance in Certain Vendors" and "--Dependence on Outside Fulfillment House; Risk of Failure of Fulfillment System."

TECHNOLOGY AND SYSTEMS

  The Company has implemented a broad array of site management, search, customer support, transaction-processing and fulfillment systems using a combination of proprietary technologies and commercially available, licensed technologies.

  The Company's Web front-end is built on industry standard technologies, including Sun UltraSparc servers, the Solaris operating system, Netscape Web Servers and Oracle databases. The business logic of the site is contained in a variety of proprietary programs. A portion of these are written in PERL, a well known and widely used scripting language. These programs handle user interface, ordering and customer communications. Other programs, which handle searching and product description, are implemented with Allaire's Cold Fusion product, a widely used Web application toolkit.

  These systems run on over 20 redundant Sun Sparc and HP Vectra servers. The Company's system includes redundant hardware on mission critical components and the Company believes it can survive the failure of several entire servers with little or no downtime. Capacity can be quickly and easily expanded without additional development. The Company's policy is to run key systems at no more than 60% of capacity to support rapid growth.

  Back-end transaction processing is primarily handled by Smith-Gardner and Associates' MACS II system. MACS II is a mature, widely used application which
(i) accepts and validates orders, (ii) organizes and manages orders with suppliers, (iii) receives product and assigns it to customer orders, (iv) manages shipments and (v) integrates inventory management, purchasing and accounting. The system handles multiple shipment methods, credit card transaction processing and automated customer communications and allows the customer to choose whether to receive single or multiple shipments based on availability. The MACS II system runs on an HP/3000 running MPE/IX and is highly scaleable.

  The Company subcontracts the hosting of its Web servers to an Internet data center specialist (the "Data Center") with an extensive national network backbone. The Data Center provides redundant Internet connections to multiple Internet access points, a secure physical environment, climate control and redundant power. In addition, the Data Center provides the Company with 24 hour a day, seven days a week system monitoring and escalation. It currently hosts the Company's Web operations in its New Jersey data center and has more than adequate available floor space to support the Company's growth in this facility. Additionally, the Company will be able to support a distributed, redundant site by placing some of its servers in the Data Center's other locations around the world. The Data Center currently provides the Company a dedicated 5 Megabits per second ("MBPS") connection to the Internet, which can be upgraded to 10 MBPS or beyond quickly and easily. In the near future, the Company intends to implement a systems plan that may include replacing or supplementing existing systems with newer technologies. This systems plan will provide closer integration between front-end and back-end processing, the ability to add new system features and functionality and improved scaling and redundancy.

   In response to capacity concerns, in fiscal 1998 the Company increased the number of Web servers from five to 13 and installed one considerably more powerful server for database functions. The Company also reengineered the software code for the search engine and the product display engine. Since the last quarter of fiscal 1998, the Company has rolled out six additional large servers and believes that it now has adequate capacity for traffic increases. See "Risk Factors--Risk of System Failure; Dependence on Third-Party Provider" and "--Risk of Capacity Constraints; Reliance on Internally Developed Systems."

COMPETITION

  The online commerce market is new, rapidly evolving and intensely competitive. Current and new competitors can launch new sites at a relatively low cost. In addition, the computer products retail industry is intensely competitive. The Company currently or potentially competes with a variety of other companies. These competitors include (i) various traditional computer retailers including CompUSA and MicroCenter, (ii) various mail-order retailers including CDW, MicroWarehouse, Insight, PC Connection and Creative Computers,
(iii) various Internet-focused computer retailers including Egghead.com, software.net and BuyComp.com, (iv) various manufacturers that sell directly over the Internet including Dell, Gateway, Apple and many software companies,
(v) a number of online service providers including America Online and the Microsoft Network that offer computer products directly or in partnership with other retailers, (vi) some non-computer retailers such as Wal-Mart that sell a limited selection of computer products in their stores and (vii) computer products distributors which may develop direct channels to the consumer market. Increased competition from these and other sources could require the Company to respond to competitive pressures by establishing pricing, marketing and other programs or seeking out additional strategic alliances or acquisitions, any of which could have a material adverse effect on the business, prospects, financial condition and results of operations of the Company.

  The Company believes that the principal competitive factors in its market are brand recognition, selection, price, variety of value-added services, ease of use, site content, fulfillment, reliability, quality of search tools, customer service and technical expertise. Many of the Company's current and potential competitors have longer operating histories, larger customer bases, greater brand recognition, and significantly greater financial, marketing and other resources than the Company. In addition, online retailers may be acquired by, receive investments from or enter into other commercial relationships with larger, well-established and well-financed companies as use of the Internet and other online services increases. The Company is aware that certain of its competitors have and may continue to adopt aggressive pricing or inventory availability policies and devote substantially more resources to Web site and systems development than the Company. Increased competition may result in reduced operating margins, loss of market share and a diminished brand franchise, any of which would have a material adverse effect on the Company. Moreover, companies that control access to transactions through network access or Web browsers currently promote, and will likely continue to promote competitors of the Company. There can be no assurance that the Company will be able to respond effectively to increasing competitive pressures or to compete successfully with current and future competitors. See "Risk Factors-- Competition."

INTELLECTUAL PROPERTY

  Cyberian Outpost has been granted a registered service mark for the name "Cyberian Outpost," registration date July 2, 1996. The Company claims a common law trademark for its newsletter name "Cyberian Express." The Company also has rights to numerous Internet domain names including outpost.com, cybout.com and cyberianoutpost.com.

EMPLOYEES

  The Company believes its success depends to a significant extent on its ability to attract, motivate and retain highly skilled management and employees. To this end, the Company focuses on incentive programs such as employee stock options, competitive compensation and benefits for its employees and fosters a corporate culture which is challenging, rewarding and fun. As of June 30, 1998, the Company had 87 full-time and 11 part-time employees. The Company also employs a limited number of independent contractors and temporary employees on a periodic basis. None of the Company's employees is represented by a labor union and the Company considers its labor relations to be good.

FACILITIES

  The Company leases 7,425 square feet of office space in Kent, Connecticut pursuant to leases expiring in November 1998 and November 1999. These facilities currently house the Company's executive offices. In addition, in May 1998, the Company entered into a seven-year lease for an additional 18,000 square feet of office space in a building which is being constructed adjacent to its present facilities.

LEGAL PROCEEDINGS

  There are no material legal proceedings pending or, to the Company's knowledge, threatened against the Company.

                                  MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

  The executive officers and directors of the Company, their ages as of July 28, 1998, and their positions with the Company are as follows:

     NAME                         AGE                  POSITION
     ----                         ---                  --------
Darryl Peck......................  39 President, Chief Executive Officer and
                                       Director
Katherine N. Vick ...............  46 Executive Vice President, Chief Financial
                                       Officer and Director
Michael R. Starkenburg...........  26 Chief Technology Officer
Louise R. Cooper.................  51 Vice President of Worldwide Marketing
Larry Berk.......................  44 Vice President and General Merchandise
                                       Manager
Philip J. Rello..................  37 Vice President of Sales
Charles H. Jackson, IV (1).......  49 Director
Michael Murray (1)(2)............  36 Director
William C. Mulligan (1)..........  44 Director
David Yarnell (2)................  43 Director

--------
(1) Member of the Compensation Committee
(2) Member of the Audit Committee

  Mr. Peck founded the Company in March 1995 and has been President and a Director since that time. He has served as Chief Executive Officer since April 1998. In 1989, he formed Inline Software, a publisher of game and utility software titles primarily for the Macintosh platform, and served as its President until the company was sold to Focus Enhancements in May 1994. From 1989 to 1990, Mr. Peck was President of the New York Mac User's group, which at the time was the third largest Mac user group in the world.

  Ms. Vick has served as Vice President and Chief Financial Officer of the Company since June 1997 and as a Director since May 1997. She was named Executive Vice President in May 1998. From January 1997 until June 1997, she served as a consultant to the Company. From 1986 to June 1997, Ms. Vick was President of her own strategic and financial planning consulting firm, Katherine Vick, Ltd. From 1978 to 1986, she held several positions, including Principal, with Arthur Young (now Ernst & Young LLP) where she helped develop and lead the Entrepreneurial Services Consulting Group in New York City.

  Mr. Starkenburg has served as Chief Technology Officer of the Company since July 1997. From December 1996 until July 1997, he led the Web development and operations team of Digital City, Inc., a content based Internet company. From August 1995 to December 1996, Mr. Starkenburg worked for America Online, an Internet service provider, where he was responsible for the development and operations of several large Internet sites. From November 1991 until joining America Online, he was an Internet and networking consultant to a variety of clients, including the International Monetary Fund, the National Academy of Sciences, and the Information Technology Association of America.

  Ms. Cooper joined the Company as Vice President of Worldwide Marketing on July 13, 1998. From April 1997 until July 1998, she was Vice President, Marketing Director at Strategic Interactive Group, a subsidiary of Bronner Slosberg Humphrey, a direct marketing agency, where she was responsible for the development and execution of strategic Internet initiatives for IBM's customer base of key and large accounts. From 1993 until April 1997, Ms. Cooper held several executive positions at Prodigy Services Company, a consumer online interactive service, including Vice President, OEM Sales. At Prodigy she was responsible for developing strategic partnerships. From 1995 until 1997 Ms. Cooper held the position of Vice President, Electronic Commerce and Marketing Services and oversaw Prodigy's entire electronic commerce initiative.

  Mr. Berk has served as Vice President and General Merchandise Manager for Cyberian Outpost since May 1998. From November 1996 until joining the Company, he was Worldwide Manager of Electronic Commerce, Marketing and Merchandising for IBM. From May 1995 until October 1996, Mr. Berk was President of Mediaphiles, Inc., a catalog retailer of CD-ROM computer software, and from January 1993 to May 1995 he served as Vice President and General Merchandise Manager of Staples, Inc., an office products retailer.

  Mr. Rello has served as Vice President of Sales of the Company since July 1997. From August 1990 until July 1997, he worked at Micro Warehouse, Inc., a retailer of computer software and peripherals, where he last served as Director of Education Sales.

  Mr. Jackson has served as a Director of the Company since August 1996. He is a computer industry entrepreneur and invests in start-up companies at their earliest stages. In 1993, he co-founded FutureWave Software which was acquired by MacroMedia in 1996. In 1984, Mr. Jackson founded Silicon Beach Software, a developer and publisher of Macintosh consumer titles which was sold to Aldus Corporation in 1990.

  Mr. Murray has served as a Director of the Company since May 1997. Since July 1996, he has been the Managing Director of the Online Venture Fund for Broderbund Software ("Broderbund"), a software development company, and since September 1997, he has been the General Manager of the Online Business Unit for Broderbund. In addition to managing the business unit, Mr. Murray leads Broderbund's Internet strategy and implementation, and manages an external Internet incubator facility for Internet startups.

  Mr. Mulligan has served as a Director of the Company since February 1998. He has been a Managing Director of Primus Venture Partners since June 1987. From June 1985 until June 1987, he was with the Cleveland office of McKinsey & Company, Inc. Mr. Mulligan also serves on the Board of Directors of Universal Electronics, Inc., a publicly held company.

  Mr. Yarnell has served as a Director of the Company since February 1998. He has been a General Partner of Brand Equity Ventures since March 1997 and a Vice President of Consumer Venture Partners since July 1993. From June 1991 to June 1993 he served as President of Mexx USA, Inc., a contemporary apparel company.

  The Board of Directors of the Company will be divided into three classes as nearly equal in number as possible upon consummation of this Offering. Each year the stockholders will elect the members of one of the three classes to a three-year term of office. Messrs. Mulligan and Yarnell will serve in the class whose term expires in 1999; Ms. Vick and Mr. Jackson will serve in the class whose term expires in 2000; and Messrs. Peck and Murray will serve in the class whose term expires in 2001.

COMMITTEES OF THE BOARD OF DIRECTORS

  The Board of Directors has a Compensation Committee, which makes recommendations concerning salaries and incentive compensation for employees of and consultants to the Company, establishes and approves salaries and incentive compensation for executive officers and administers the Company's Stock Plans, and an Audit Committee, which reviews the results and scope of audits and other services provided by the Company's independent public accountants. See "--Stock Plans."

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  Messrs. Jackson, Mulligan and Murray, all non-employee directors, constitute the Company's Compensation Committee. No executive officer of the Company will serve as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of the Company's Board of Directors or Compensation Committee.

COMPENSATION OF DIRECTORS

  Directors who are not employees of the Company do not receive an annual retainer or any fees for attending regular meetings of the Board of Directors. Directors are reimbursed for reasonable out-of-pocket expenses incurred in attending such meetings. Non-employee directors are, however, eligible for participation in the Company's Stock Plans, and the Company may, in the future, grant non-qualified stock options to non-employee directors as an incentive to join or remain on the Board of Directors. See "--Stock Plans."

KEY PERSON LIFE INSURANCE

  The Company presently maintains key person life insurance in the amount of $2.0 million on Darryl Peck, the Company's President and Chief Executive Officer.

EXECUTIVE COMPENSATION

  Summary Compensation. The following table presents certain information concerning compensation paid or accrued for services rendered to the Company in all capacities during the fiscal year ended February 28, 1998, for the Company's Chief Executive Officer (the "Named Executive Officer"). No other executive officers of the Company earned greater than $100,000 in the fiscal year ended February 28, 1998.

                          SUMMARY COMPENSATION TABLE

                                                           ANNUAL COMPENSATION
                                                           --------------------
NAME AND PRINCIPAL POSITION                                  SALARY     BONUS
---------------------------                                ---------- ---------
Darryl Peck............................................... $  139,385 $  11,100
 President and Chief Executive Officer

  Option Grants. There were no options granted by the Company during the fiscal year ended February 28, 1998 to the Named Executive Officer.

  Option Exercises and Year-End Option Values. The Named Executive Officer did not exercise any options during the fiscal year ended February 28, 1998 and did not hold any stock options at February 28, 1998.

EMPLOYMENT AGREEMENTS

  On June 2, 1998, the Company entered into employment agreements (collectively, the "Employment Agreements") with Mr. Peck and Ms. Vick. The Employment Agreements provide for an initial term of two years and automatically renew for successive two year terms unless notice of non-renewal is given by either the Company or the executive. Pursuant to the Employment Agreements, Mr. Peck and Ms. Vick initially receive annual base salaries of $175,000 and $150,000, respectively. Each executive is eligible to participate in any bonus and employee benefit plans provided by the Company for senior executives. Mr. Peck is also provided a $1.0 million term life insurance policy. In the event of a termination by the Company without cause, a termination by the executive as a result of a constructive termination, or the Company's non-renewal of the agreement at the end of a two-year term (each, a "Company Termination"), Mr. Peck will receive a lump-sum payment equal to two years' base salary plus any earned but unpaid bonus for the prior fiscal year. In the event of a Company Termination, other than as a result of the Company's non-renewal of the agreement at the end of the two-year term, Ms. Vick will receive a lump sum payment equal to the greater of one year's base salary or the amount of base salary otherwise payable in the remainder of such two-year term. In the event of the Company's non-renewal of the agreement at the end of the two-year term, Ms. Vick will receive one year's base salary plus any earned but unpaid bonus for the prior fiscal year. Both executives are also entitled to the continuation of certain benefits following a Company Termination. The Employment Agreements provide for option grants to Mr. Peck and Ms. Vick covering 1,200,000 shares and 300,000 shares, respectively. The options were granted effective July 7, 1998, and will be exercisable at the initial public offering price. One-fifth of such options will become exercisable on July 7, 1999, and the remainder will vest in 48 equal monthly installments thereafter. In the event of a Company Termination following a change of control of the Company, the executive will receive a lump sum payment equal to three years' base salary plus any earned but unpaid bonus for the prior fiscal year, the options granted pursuant to the Employment Agreements will become fully exercisable and the executive will be entitled to the continuation of certain benefits. The Employment Agreements also contain a one year post termination non-compete and non-solicitation provision on the part of each executive.

STOCK PLANS

 1998 Employee, Director and Consultant Stock Plan

  The Company's 1998 Employee, Director and Consultant Stock Plan was approved by the Company's Board of Directors in June 1998 and by its stockholders in July 1998 (the "Stock Plan"). The Stock Plan authorizes the grant of incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), nonqualified stock options and stock grants ("stock awards"). As of July 28, 1998, a total of 3,186,000 shares of Common Stock have been reserved for issuance under the Stock Plan, and no shares had been issued pursuant to stock awards granted under the Stock Plan, 2,485,200 shares were subject to outstanding options and 700,800 shares were available for future grant.

  The Stock Plan is administered by the Compensation Committee, which determines the terms of stock awards granted, including: (i) the exercise or purchase price and the number of shares subject to each stock award; (ii) the schedule upon which options become exercisable; (iii) the termination or cancellation provisions applicable to stock awards; and (iv) the conditions relating to the right of the Company to reacquire shares subject to stock awards. The maximum term of options granted under the Stock Plan is ten years.

  In the event of an acquisition of the Company, the Compensation Committee will provide that outstanding options under the Stock Plan be: (i) assumed by the successor or acquiring entity; (ii) exercised within a specified number of days, at the end of which period the options will terminate; or (iii) terminated in exchange for a cash payment equal to the difference between the option exercise price and the fair market value of the Common Stock at the time of the acquisition. In the event of an acquisition, the Compensation Committee may also provide for the full vesting of outstanding stock awards.

 1997 and 1998 Incentive Stock Plans

  The Company adopted the 1997 Incentive Stock Plan and the 1998 Incentive Stock Plan (the "Incentive Stock Plans") on July 8, 1997 and January 7, 1998, respectively. The Incentive Stock Plans authorize the grant of incentive stock options within the meaning of Section 422 of the Code and nonqualified stock options. As of July 28, 1998, an aggregate of 1,783,500 shares of Common Stock has been reserved for issuance under the Incentive Stock Plans. As of July 28, 1998, no shares had been issued upon the exercise of stock options granted under the Incentive Stock Plans, 1,783,500 shares were subject to outstanding options and no shares were available for future grant.

  The Incentive Stock Plans are administered by the Compensation Committee which determines the terms of stock options granted, subject to the provisions of the Incentive Stock Plans, including: (i) the exercise price and the number of shares subject to each option; (ii) the schedule upon which options become exercisable; and (iii) the termination or cancellation provisions applicable to stock options. The maximum term of options granted under the Incentive Stock Plans is ten years.

  In the event of the acquisition of the Company, pursuant to a merger, sale of assets or otherwise, unless otherwise provided by the Board of Directors, outstanding options under the Incentive Stock Plans will terminate. If the acquiring entity does not provide for the grant to optionees of substitute options on an equitable basis, the Board of Directors may provide for the full vesting of outstanding options which may then be exercised prior to the acquisition.

  The Stock Plan and the Incentive Stock Plans are collectively referred to herein as the "Stock Plans."

LIMITATION OF DIRECTORS' LIABILITY AND INDEMNIFICATION

  The Delaware General Corporation Law (the "DGCL") authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breach of directors' fiduciary duty of care. The Certificate of Incorporation limits the liability of directors of the Company to the Company or its stockholders to the fullest extent permitted by Delaware law. See "Description of Capital Stock--Delaware Law and Certain Charter and Bylaw Provisions."

  The Certificate of Incorporation provides mandatory indemnification rights to any officer or director of the Company who, by reason of the fact that he or she is an officer or director of the Company, is involved in a legal proceeding of any nature. Such indemnification rights include reimbursement for expenses incurred by such officer or director in advance of the final disposition of such proceeding in accordance with the applicable provisions of the DGCL. Such limitation of liability and indemnification may not apply to liabilities arising under the Federal securities laws and does not affect the availability of equitable remedies.

  There is no pending litigation or proceeding involving a director, officer, employee or agent of the Company in which indemnification by the Company will be required or permitted. The Company is not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

                             CERTAIN TRANSACTIONS

PREFERRED STOCK OFFERINGS

  In May 1997 and July 1997, the Company raised aggregate gross proceeds of approximately $2.3 million by completing a private placement of 682,737 shares of Series A Convertible Preferred Stock with 22 investors at a price of $3.40 per share. 117,647 shares of the Series A Convertible Preferred Stock were issued to The Jackson Living Trust, a trust for the benefit of Charles H. Jackson, IV and his wife, in exchange for approximately $400,000 in debt obligations payable to Mr. Jackson by the Company, as described below. Mr. Jackson is a Director of the Company and co-trustee of the Jackson Living Trust. Connecticut Innovations, Incorporated ("CII"), a five-percent beneficial stockholder of the Company, purchased 183,823 shares of the Series A Convertible Preferred Stock at a price of $3.40 per share.

  In October 1997, the Company raised gross proceeds of $750,000 by completing a private placement of 163,043 shares of Series B Convertible Preferred Stock with two investors at a price of $4.60 per share. Winfield Capital Corp., a five-percent beneficial stockholder of the Company, purchased 155,443 shares of the Series B Convertible Preferred Stock at a price of $4.60 per share. In addition, in connection with the Series B Convertible Preferred Stock financing, Winfield Capital Corp. purchased a $750,000 convertible debenture from the Company that was convertible into shares of Series B Convertible Preferred Stock at a conversion price of $4.60 per share. This debenture was converted into 163,043 shares of Series B Convertible Preferred Stock in April 1998.

  In February 1998 and March 1998, the Company raised aggregate gross proceeds of approximately $22.0 million by completing a private placement of 2,770,125 shares of Redeemable Series C Convertible Preferred Stock with 58 investors at a price of $7.96 per share. Primus Capital Fund IV Limited Partnership ("Primus"), a five-percent beneficial stockholder of the Company, purchased 500,000 shares of the Redeemable Series C Convertible Preferred Stock at a price of $7.96 per share. William C. Mulligan, a Director of the Company, is a Managing Director of Primus. Brand Equity Ventures I, L.P. ("Brand"), a five-percent beneficial stockholder of the Company, purchased 375,000 shares of the Redeemable Series C Convertible Preferred Stock at a price of $7.96 per share. David Yarnell, a Director of the Company, is a General Partner of Brand. CII, a five-percent beneficial stockholder of the Company, purchased 125,000 shares of the Redeemable Series C Convertible Preferred Stock at a price of $7.96 per share. Winfield Capital Corp., a five-percent beneficial stockholder of the Company, purchased 125,000 shares of the Redeemable Series C Convertible Preferred Stock at a price of $7.96 per share.

  Upon consummation of the Offering, pursuant to the Preferred Stock Conversion, each outstanding share of Series A Convertible Preferred Stock, Series B Convertible Preferred Stock and Redeemable Series C Preferred Stock will be converted into three shares of Common Stock.

OTHER RELATED PARTY TRANSACTIONS

  In November 1995, Charles H. Jackson, IV, purchased 600,000 shares of Common Stock for an aggregate purchase price of $200,000. In addition, in November 1996, December 1996 and May 1997, Mr. Jackson loaned the Company $50,000, $100,000 and $250,000, respectively. All of such loans were converted into an aggregate of 117,647 shares of Series A Convertible Preferred Stock in May 1997.

  In March 1997, Stanley Peck, father of Darryl Peck, loaned the Company $100,000 at an annual interest rate of 9%. The loan, plus accrued interest, was repaid in full in May 1997.

  In January 1998, Winfield Capital Corp., a five-percent beneficial stockholder of the Company, loaned the Company $2.0 million at an interest rate of 12.5%. The loan, plus accrued interest, was repaid in full in March 1998. In connection with this loan, Winfield Capital Corp. was issued a warrant, exercisable as of February 27, 1998, to purchase 376,884 shares of the Company's Common Stock at $2.65 per share. The shares of Common Stock to be issued upon exercise of this warrant will not be registered under the Securities Act. However, Winfield Capital Corp. will have certain registration rights with respect to these shares. See "Description of Capital Stock-- Registration Rights."

                            PRINCIPAL STOCKHOLDERS

  The following table sets forth certain information known to the Company regarding the beneficial ownership of Common Stock as of July 28, 1998, and as adjusted to reflect the sale of shares offered hereby, by (i) each director of the Company, (ii) the Named Executive Officer, (iii) all directors and executive officers of the Company as a group and (iv) each person known to the Company to be the beneficial owner of more than 5% of its outstanding shares of Common Stock.

                                                           SHARES BENEFICIALLY OWNED(1)
                                                         ---------------------------------
                                                                     PERCENTAGE OWNED(2)
                                                                   -----------------------
                                                                    BEFORE
                                                          NUMBER   OFFERING AFTER OFFERING
                                                         --------- -------- --------------
DIRECTORS AND EXECUTIVE OFFICERS
Darryl Peck(3).........................................  4,433,042   24.6%       20.1%
Katherine N. Vick (4)..................................     79,689      *           *
Charles H. Jackson, IV (5).............................    839,703    4.7%        3.8%
Michael Murray(6)......................................    441,177    2.4%        2.0%
William C. Mulligan (7)................................  1,500,000    8.3%        6.8%
David Yarnell (8)......................................  1,125,000    6.2%        5.1%
All current directors and executive officers as a group
 (10 persons) (9)......................................  8,506,811   46.8%       38.4%
FIVE PERCENT STOCKHOLDERS
Winfield Capital Corp. (10)............................  1,707,344    9.3%        7.6%
 237 Mamaroneck Avenue
 White Plains, New York 10605
Primus Funds (7).......................................  1,500,000    8.3%        6.8%
 c/o Primus Venture Partners IV, Inc.
 5900 Landerbrook Drive, Suite 200
 Cleveland, Ohio 44124
Brand Equity Ventures I, L.P. (11).....................  1,125,000    6.2%        5.1%
 Three Pickwick Plaza
 Greenwich, Connecticut 06830
T. Rowe Price Threshold Fund III, L.P..................  1,125,000    6.2%        5.1%
 100 East Pratt Street
 Baltimore, Maryland 21202
Connecticut Innovations, Incorporated..................    926,470    5.1%        4.2%
 999 West Street
 Rocky Hill, Connecticut 06067

--------
*   Less than 1%
(1) Shares of Common Stock that an individual or group has the right to acquire within 60 days of July 28, 1998, pursuant to the exercise of options or warrants are deemed to be outstanding for the purposes of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table. Except as indicated in footnotes to this table, the Company believes that the stockholders named in this table have sole voting and investment power with respect to all shares of Common Stock shown to be beneficially owned by them based on information provided to the Company by such stockholders.
(2) Percentage of ownership is based on 18,017,133 shares of Common Stock outstanding on July 28, 1998 and 22,017,133 shares of Common Stock outstanding after the completion of this Offering and assumes the Preferred Stock Conversion.
(3) Includes 185,100 shares of Common Stock held by a limited partnership for the benefit of Mr. Peck's children. Mr. Peck is the general partner of the limited partnership and has sole voting and investment power with respect to these shares. Does not include an additional 1,200,000 shares subject to options which are not currently exercisable. If the Underwriters exercise the over-allotment option to purchase up to 35,714 shares from Mr. Peck in full, Mr. Peck will beneficially own 4,397,328 shares of Common Stock, or 19.4% of the outstanding Common Stock, after this Offering. Mr. Peck, the only selling stockholder in the Offering, will only sell shares if the Underwriters' over-allotment option is exercised.
(4) Includes 67,200 shares of Common Stock subject to currently exercisable options held by Ms. Vick. Does not include an additional 763,800 shares subject to options which are not currently exercisable.
(5) Consists of 839,703 shares of Common Stock owned by a trust for the benefit of Mr. Jackson and his wife. Mr. Jackson and his wife are co-trustees of the trust and share voting and investment power with respect to these shares of Common Stock. Excludes 105,738 shares of Common Stock held by a trust for the benefit of Mr. Jackson's children. Mr. Jackson disclaims beneficial ownership of the shares of Common Stock owned by this trust.
(6) Consists of 441,177 shares of Common Stock owned by Broderbund. Mr. Murray is the General Manager of Broderbund. Broderbund has sole voting and investment power with respect to these shares, and Mr. Murray expressly disclaims beneficial ownership of such shares.
(7) Consists of 1,440,000 shares of Common Stock owned by Primus Capital Fund IV Limited Partnership ("PCF IV") and 60,000 shares of Common Stock owned by Primus Executive Fund Limited Partnership ("PEF"). Mr. Mulligan is a Director of Primus Venture Partners IV, Inc. ("Primus"). Primus is the sole general partner of Primus Venture Partners IV Limited Partnership ("PVP IV") and PVP IV is the sole general partner of each of PCF IV and PEF. Mr. Mulligan shares voting and investment power with respect to such shares with five other Directors of Primus. Mr. Mulligan expressly disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.
(8) Consists of 1,125,000 shares of Common Stock owned by Brand Equity Ventures I, L.P. ("Brand"). Mr. Yarnell is a General Partner of Brand. Brand Equity Partners I, LLC, the general partner of Brand, has sole voting and investment power with respect to these shares, and Mr. Yarnell expressly disclaims ownership of such shares.
(9) Includes 37,200 shares of Common Stock subject to currently exercisable options held by Michael R. Starkenburg, 30,000 shares of Common Stock subject to currently exercisable options held by Larry Berk, 6,000 shares of Common Stock subject to currently exercisable options held by Philip J. Rello and 15,000 shares of Common Stock subject to currently exercisable options held by Louise R. Cooper. See also footnotes 3 through 8 above.
(10) Includes 375,000 shares of Common Stock subject to a currently exercisable warrant.
(11) Brand Equity Partners I, LLC, the general partner of Brand, has sole voting and investment power with respect to these shares.

                         DESCRIPTION OF CAPITAL STOCK

  The Company's authorized capital stock consists of 50,000,000 shares of Common Stock, par value $.01 per share ("Common Stock"), and 10,000,000 shares of Preferred Stock, par value $.01 per share ("Preferred Stock"). Upon completion of this Offering, there will be 22,017,133 shares of Common Stock and no shares of Preferred Stock outstanding. As of July 28, 1998, there were 18,017,133 shares of Common Stock outstanding, held of record by 112 stockholders. In addition, as of July 28, 1998 there were outstanding options to purchase 4,268,700 shares of Common Stock and warrants to purchase 2,359,794 shares of Common Stock.

COMMON STOCK

  The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Subject to the rights and preferences of the holders of any outstanding Preferred Stock, the holders of Common Stock are entitled to receive ratably such dividends as are declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock have the right to a ratable portion of assets remaining after the payment of all debts and other liabilities of the Company, subject to the liquidation preferences of the holders of any outstanding Preferred Stock. Holders of Common Stock have neither preemptive rights nor rights to convert their Common Stock into any other securities and are not subject to future calls or assessments by the Company. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are, and the shares offered hereby upon issuance and sale will be, fully paid and non-assessable. The rights, preferences and privileges of the holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of Preferred Stock that the Company may designate and issue in the future.

PREFERRED STOCK

  Upon the closing of this Offering, all of the outstanding shares of the Company's Series A Convertible Preferred Stock, Series B Convertible Preferred Stock and Redeemable Series C Convertible Preferred Stock will be automatically converted into an aggregate of 11,336,847 shares of Common Stock pursuant to the Preferred Stock Conversion. The Preferred Stock so converted will be retired and may not be reissued. See Notes 4, 5 and 10(a) of Notes to the Consolidated Financial Statements.

  The Board of Directors is authorized, subject to certain limitations prescribed by Delaware law, without further action by the stockholders, to issue shares of Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms, the number of shares constituting any series and the designation of such series. The Company believes that the Board of Directors' power to set the terms of, and the Company's ability to issue, Preferred Stock will provide flexibility in connection with possible financing transactions in the future. The issuance of Preferred Stock, however, could adversely affect the voting power of holders of Common Stock and decrease the amount of any liquidation distribution to such holders. The presence of outstanding Preferred Stock could also have the effect of delaying, deterring or preventing a change in control of the Company. The Company has no present plans to issue any shares of Preferred Stock.

WARRANTS

  As of July 28, 1998, there were outstanding warrants to purchase 2,359,794 shares of Common Stock held by six investors. Advest, Inc., a former placement agent for the Company, holds a warrant, exercisable as of July 18, 1996 to purchase 180,000 shares of Common Stock at an exercise price of $.0041 per share. This warrant will expire on July 18, 2001. Pennsylvania Merchant Group, Ltd. ("PMG"), the Company's Series A Convertible Preferred Stock placement agent, and Richard Liebman, Senior Vice President of Corporate Finance of PMG, hold warrants to purchase an aggregate of 217,899 and 43,579 shares of Common Stock, respectively. These warrants, exercisable as of May 30, 1997 and July 28, 1997, respectively, at an exercise price of $1.13 per share, will expire on May 30, 2002. Winfield Capital Corp. was granted a warrant to purchase 376,884 shares of Common Stock in connection with a $2.0 million bridge loan granted to the Company. This warrant, which was exercisable as of January 13, 1998, has an exercise price of $2.65 per share and expires on February 27, 2003. On December 1, 1997, the Company granted a warrant to AOL to purchase 1,067,121 shares of Common Stock at $2.65 per share in connection with a strategic marketing agreement entered into between the Company and AOL. One-third of the shares underlying this warrant were immediately exercisable. One-third of the shares will become exercisable if the marketing agreement is renewed and one-third of the shares will become exercisable if certain revenue targets are reached by the Company. If the marketing agreement is not renewed or if the revenue targets are not reached, these warrants will terminate. The warrant will expire on December 1, 2007. Pursuant to an engagement letter signed by the Company in November 1997 in connection with the Redeemable Series C Convertible Preferred Stock financing, on February 27, 1998, March 13, 1998, March 15, 1998 and March 27, 1998 BT Alex. Brown Incorporated, the placement agent, was granted warrants to purchase 157,000 shares, 246,150 shares, 69,750 shares and 911 shares of Common Stock, respectively, at an exercise price of $2.67 per share. Each of the warrants will expire on the fifth anniversary of the grant date thereof. The number of shares for which the warrants are exercisable is subject to adjustment for stock splits, combinations or dividends and reclassifications, exchanges or substitutions. Upon the closing of this Offering, contingent warrants to purchase an additional 1,246,556 shares of Common Stock will terminate.

REGISTRATION RIGHTS

  Following this Offering, the holders of 11,336,847 shares of Common Stock and of warrants to purchase a total of 1,705,483 shares of Common Stock will have certain rights to cause the Company to register those shares under the Securities Act beginning between three and six months after the closing date of this Offering. These holders currently hold the Series A Convertible Preferred Stock, Series B Convertible Preferred Stock and Redeemable Series C Convertible Preferred Stock that will be automatically converted into Common Stock in the Preferred Stock Conversion. The Company may be required to effect up to two registrations requested by each of these groups of equity holders. In addition, 90 days following this Offering, the foregoing holders will have certain rights to cause the Company to register the aforementioned shares on Forms S-2 and S-3 under the Securities Act, provided that the Company is eligible to use such Forms. There is no limit to the number of registrations on Form S-3 that the Company may be required to effect, except that the Company will in no event be obligated to effect more than two such registrations in any calendar year. Stockholders with registration rights who are not part of an initial registration demand are entitled to notice of such registration and are entitled to include their shares of Common Stock therein. These registration rights are subject to certain conditions and limitations, including the right, under certain circumstances, of underwriters to limit the number of shares included in any such registration.

  In addition, if the Company proposes to register any of its equity securities under the Securities Act, whether or not for sale for its own account, other than in connection with a Company employee benefit plan or certain business combinations involving the Company, the foregoing holders of 11,336,847 shares of Common Stock and warrants to purchase 1,705,483 shares of Common Stock, along with the holders of warrants to purchase 654,311 shares of Common Stock, are entitled to notice of such registration and are entitled to include their Common Stock therein. These rights are subject to certain conditions and limitations, including the right of the underwriters of an offering to limit the number of shares included in any such registration under certain circumstances.

  All expenses incurred in connection with such registrations (other than underwriters' discounts and commissions and stock transfer fees or expenses) and the fees and expenses of a single counsel to the selling stockholders will be borne by the Company.

DELAWARE LAW AND CERTAIN CHARTER AND BYLAW PROVISIONS

  Upon the consummation of this Offering, the Company will be subject to the anti-takeover provisions of Section 203 of the DGCL. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. For purposes of Section 203, a "business combination" is defined broadly to include a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and, subject to certain exceptions, an "interested stockholder" is a person who, together with his or her affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation's voting stock.

  The Board of Directors of the Company will be divided into three classes as nearly equal in number as possible upon consummation of this Offering. Each year the stockholders will elect the members of one of the three classes to a three-year term of office. Messrs. Mulligan and Yarnell will serve in the class whose term expires in 1999; Ms. Vick and Mr. Jackson will serve in the class whose term expires in 2000; and Messrs. Peck and Murray will serve in the class whose term expires in 2001. All directors elected to the Company's classified Board of Directors will serve until the election and qualification of their respective successors or their earlier resignation or removal. The Board of Directors is authorized to create new directorships and to fill such positions so created and is permitted to specify the class to which any such new position is assigned. The person filling such position would serve for the term applicable to that class. The Board of Directors (or its remaining members, even if less than a quorum) is also empowered to fill vacancies on the Board of Directors occurring for any reason for the remainder of the term of the class of directors in which the vacancy occurred. Members of the Board of Directors may only be removed for cause. These provisions are likely to increase the time required for stockholders to change the composition of the Board of Directors. For example, in general, at least two annual meetings will be necessary for stockholders to effect a change in a majority of the members of the Board of Directors.

  The Company's Bylaws provide that, for nominations to the Board of Directors or for other business to be properly brought by a stockholder before a meeting of stockholders, the stockholder must first have given timely notice thereof in writing to the Secretary of the Company. To be timely, a stockholder's notice generally must be delivered not less than 60 days nor more than 90 days prior to the annual meeting. If the meeting is not an annual meeting, the notice must generally be delivered not more than 90 days prior to the special meeting and not later than the later of 60 days prior to the special meeting or ten days following the day on which public announcement of the meeting is first made by the Company. Only such business shall be conducted at a special meeting of stockholders as is brought before the meeting pursuant to the Company's notice of meeting. The notice by a stockholder must contain, among other things, certain information about the stockholder delivering the notice and, as applicable, background information about the nominee or a description of the proposed business to be brought before the meeting.

  The Certificate of Incorporation also requires that any action required or permitted to be taken by stockholders of the Company must be effected at a duly called annual or special meeting of stockholders and may not be effected by a consent in writing. Special meetings of the stockholders may be called only by the Board of Directors of the Company pursuant to a resolution adopted by a majority of the total number of directors authorized.

  The DGCL provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or bylaws, unless the corporation's certificate of incorporation or bylaws, as the case may be, requires a greater percentage. The Certificate of Incorporation requires the affirmative vote of the holders of at least 70% of the outstanding voting stock of the Company, voting together as a single class, to amend or repeal any of the provisions discussed in this section entitled "Delaware Law and Certain Charter and Bylaw Provisions" or to reduce the number of authorized shares of Common Stock or Preferred Stock. Such 70% stockholder vote would be in addition to any separate class vote that might in the future be required pursuant to the terms of any preferred stock that might then be outstanding. Such 70% vote is also required for any amendment to, or repeal of, the Company's Bylaws by the stockholders. The Bylaws may also be amended or repealed by a simple majority vote of the Board of Directors.

  The provisions of the Certificate of Incorporation and Bylaws discussed above could make more difficult or discourage a proxy contest or other change in the Company's management or the acquisition or attempted acquisition of control by a holder of a substantial amount of the Company's voting stock. It is possible that such provisions could make it more difficult to accomplish, or could deter, transactions that stockholders may otherwise consider to be in their best interests or those of the Company.

  As permitted by the DGCL, the Certificate of Incorporation provides that directors of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of the director's fiduciary duties as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions, as provided in Section 174 or successor provisions of the DGCL or (iv) for any transaction from which the director derives an improper personal benefit.

  The Certificate of Incorporation and Bylaws provide that the Company shall indemnify its directors and officers to the fullest extent permitted by Delaware law (except, in some circumstances, with respect to suits initiated by the director or officer) and advance expenses to such directors or officers to defend any action for which rights of indemnification are provided. In addition, the Certificate of Incorporation and Bylaws also permit the Company to grant such rights to its employees and agents. The Bylaws also provide that the Company may enter into indemnification agreements with its directors and officers and purchase insurance on behalf of any person whom it is required or permitted to indemnify. The Company believes that these provisions will assist the Company in attracting and retaining qualified individuals to serve as directors, officers and employees.

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission (the "Commission"), such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

TRANSFER AGENT AND REGISTRAR

  The transfer agent and registrar for the Common Stock is American Stock Transfer & Trust Company. The transfer agent's telephone number is (212) 936-5100.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Prior to this Offering, there has been no market for the Common Stock of the Company. The Company can make no prediction as to the effect, if any, that sales of shares or the availability of shares for sale will have on the market price of the Common Stock prevailing from time to time. Nevertheless, sales of significant amounts of the Common Stock in the public market, or the perception that such sales may occur, could adversely affect prevailing market prices. See "Risk Factors--Shares Eligible for Future Sale."

  Upon completion of this Offering, the Company expects to have 22,017,133 shares of Common Stock outstanding (excluding 4,268,700 and 2,359,794 shares reserved for issuance upon the exercise of outstanding stock options and warrants, respectively) (22,581,419 shares of Common Stock outstanding if the Underwriters' over-allotment option is exercised in full). Of these shares, the 4,000,000 shares offered hereby will be freely tradable without restrictions or further registration under the Securities Act, except for any shares purchased by "affiliates" of the Company, as that term is defined in Rule 144 under the Securities Act ("Rule 144"), which shares will be subject to the resale limitations imposed by Rule 144, as described below.

  All of the remaining 18,017,133 shares of Common Stock outstanding will be "restricted securities" within the meaning of Rule 144 and may not be resold in the absence of registration under the Securities Act, except pursuant to exemptions from such registration including, among others, the exemption provided by Rule 144. Of the restricted securities, 965,592 shares are eligible for sale in the public market immediately after this Offering pursuant to Rule 144(k) under the Securities Act ("Rule 144(k)"). A total of 8,661,848 additional restricted securities will be eligible for sale in the public market in accordance with Rule 144 beginning 90 days after the date of this Prospectus. Taking into consideration the effect of the lock-up agreements described below and the provisions of Rules 144 and 144(k), no restricted shares will be eligible for sale in the public market immediately after this Offering, 536,597 restricted shares (excluding 4,268,700 and 2,359,794 shares issuable upon the exercise of outstanding stock options and warrants, respectively) will be eligible for sale beginning 90 days after the date of this Prospectus, and the remaining restricted shares will be eligible for sale upon the expiration of the lock-up agreements 180 days after the date of this Prospectus, subject to the provisions of Rule 144.

  In general, under Rule 144 as currently in effect, beginning 90 days after the date of this Prospectus, a person (or persons whose shares are required to be aggregated) whose restricted securities have been outstanding for at least one year, including a person who may be deemed an "affiliate" of the Company, may only sell a number of shares within any three-month period which does not exceed the greater of (i) one percent of the then outstanding shares of the Company's Common Stock (approximately 220,171 shares after this Offering) or
(ii) the average weekly trading volume in the Company's Common Stock in the four calendar weeks immediately preceding such sale. Sales under Rule 144 are also subject to certain requirements as to the manner of sale, notice and the availability of current public information about the Company. A person who is not an affiliate of the issuer, has not been an affiliate within three months prior to the sale and has owned the restricted securities for at least two years is entitled to sell such shares under Rule 144(k) without regard to any of the limitations described above.

  Beginning 90 days after the date of this Prospectus, certain shares issued or issuable upon the exercise of options granted by the Company prior to the date of this Prospectus will also be eligible for sale in the public market pursuant to Rule 701 under the Securities Act ("Rule 701"). In general, Rule 701 permits resales of shares issued pursuant to certain compensatory benefit plans and contracts, commencing 90 days after the issuer becomes subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, in reliance upon Rule 144, but without compliance with certain restrictions of Rule 144, including the holding period requirements. As of July 28, 1998, the Company has granted options covering 4,268,700 shares of Common Stock, none of which have been exercised and which become exercisable at various times in the future. Any shares of Common Stock issued upon the exercise of these options will be eligible for sale pursuant to Rule 701.

  The executive officers and directors and certain other existing stockholders of the Company, who beneficially own in the aggregate 17,282,650 shares of Common Stock and holders of options and warrants to purchase 4,110,774 shares of Common Stock, have agreed that they will not, without the prior written consent of BT Alex. Brown Incorporated, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such Common Stock, whether any such transaction described in clause (i) or
(ii) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise, for a period of 180 days after the date of this Prospectus.

  Upon completion of this Offering, the holders of 11,336,847 shares of Common Stock and warrants to purchase 1,705,483 shares of Common Stock are entitled to certain rights with respect to the registration of such shares under the Securities Act. Registration of such shares under the Securities Act would result in such shares becoming freely tradeable without restriction under the Securities Act (except for shares purchased by affiliates of the Company) immediately upon the effectiveness of such registration. Certain of these existing stockholders who beneficially own in the aggregate 10,940,634 shares of Common Stock and warrants to purchase 1,074,774 shares of Common Stock have agreed that, without the prior written consent of BT Alex. Brown Incorporated, they will not, for a period of 180 days after the date of the Prospectus, make any demand for, or exercise any right with respect to, the registration of any shares of Common Stock or any security exercisable for Common Stock. See "Underwriting."

                                 UNDERWRITING

  Subject to the terms and conditions of the underwriting agreement between the Company and the Underwriters (the "Underwriting Agreement"), the Underwriters named below, through their representatives, BT Alex. Brown Incorporated, NationsBanc Montgomery Securities LLC and Dain Rauscher Wessels, a division of Dain Rauscher Incorporated ("Dain Rauscher Wessels") (collectively, the "Representatives"), have severally agreed to purchase from the Company the number of shares of Common Stock set forth opposite the name of such Underwriter below:

                                                                       NUMBER
         UNDERWRITER                                                  OF SHARES
         -----------                                                  ---------
   BT Alex. Brown Incorporated....................................... 1,300,000
   NationsBanc Montgomery Securities LLC.............................   910,000
   Dain Rauscher Wessels.............................................   390,000
   BancAmerica Robertson Stephens....................................   100,000
   Bear, Stearns & Co. Inc...........................................   100,000
   Credit Suisse First Boston Corporation............................   100,000
   Donaldson, Lufkin & Jenrette Securities Corporation...............   100,000
   Hambrecht & Quist LLC.............................................   100,000
   Morgan Stanley & Co. Incorporated.................................   100,000
   PaineWebber Incorporated..........................................   100,000
   Adams, Harkness & Hill, Inc.......................................    70,000
   Advest, Inc.......................................................    70,000
   Gerard Klauer Mattison & Co., Inc.................................    70,000
   Legg Mason Wood Walker, Incorporated..............................    70,000
   Pennsylvania Merchant Group.......................................    70,000
   Soundview Financial Group, Inc....................................    70,000
   C.E. Unterberg, Towbin............................................    70,000
   Van Kasper & Company..............................................    70,000
   Wheat First Union.................................................    70,000
   Wit Capital Corporation...........................................    70,000
                                                                      ---------
     Total........................................................... 4,000,000
                                                                      =========

  The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all of the shares of Common Stock offered hereby if any of such shares are purchased.

  The Company has been advised by the Representatives that the Underwriters propose initially to offer the shares of Common Stock to the public at the offering price set forth on the cover page of this Prospectus and through the Representatives to certain dealers at such price less a concession not in excess of $.70 per share. The Underwriters may allow, and such dealers may re-allow, a concession not in excess of $.10 per share to certain other dealers. After commencement of this Offering, the offering price and other selling terms may be changed by the Representatives.

  The Company and Darryl Peck, the Company's Chief Executive Officer, President and principal stockholder, have granted the Underwriters an option, exercisable by the Representatives not later than 30 days after the date of this Prospectus, to purchase up to 564,286 and 35,714 additional shares of Common Stock, respectively, at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus. Mr. Peck, the only selling stockholder in the Offering, will only sell shares if this option is exercised by the Underwriters. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the percentage thereof that the number of shares of Common Stock to be purchased by it in the above table bears to 4,000,000, and the Company and Mr. Peck will be obligated, pursuant to the option, to sell such shares to the Underwriters. If the Underwriters exercise this option but not in full, the shares to be sold by Mr. Peck pursuant to such option will be purchased by the Underwriters prior to any shares to be sold by the Company pursuant to such option. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of the Common Stock offered hereby. If purchased, the Underwriters will offer such additional shares on the same terms as those on which the 4,000,000 shares are being offered.

  The Underwriting Agreement contains covenants of indemnity and contribution between the Underwriters and the Company and Mr. Peck regarding certain liabilities, including liabilities under the Securities Act.

  To facilitate this Offering of the Common Stock, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of the Common Stock. Specifically, the Underwriters may over-allot shares of the Common Stock in connection with this Offering, thereby creating a short position in the Underwriters' syndicate account. Additionally, to cover such over-allotments or to stabilize the market price of the Common Stock, the Underwriters may bid for, and purchase, shares of the Common Stock in the open market. Any of these activities may maintain the market price of the Common Stock at a level above that which might otherwise prevail in the open market. The Underwriters are not required to engage in these activities, and, if commenced, any such activities may be discontinued at any time. The Representatives, on behalf of the Underwriters, also may reclaim selling concessions allowed to an Underwriter or dealer, if the syndicate repurchases shares distributed by that Underwriter or dealer.

  The Company has agreed that it will not sell or offer any shares of Common Stock or options, rights or warrants to acquire any Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of BT Alex. Brown Incorporated, except for shares issued: (i) in connection with acquisitions, provided that the recipients agree not to sell or dispose of such shares during such 180-day period; (ii) pursuant to the exercise of options granted under the Company's Stock Plans and (iii) upon the Preferred Stock Conversion. Further, the Company's directors, officers, and certain other stockholders, who beneficially own 17,269,530 shares in the aggregate, have agreed not to directly or indirectly sell or offer for sale or otherwise dispose of any Common Stock for a period of 180 days after the date of this Prospectus, except for certain permitted transfers or with the prior written consent of BT Alex. Brown Incorporated.

  Pursuant to an engagement letter signed by the Company in November 1997, BT Alex. Brown Incorporated acted as the placement agent for the Redeemable Series C Convertible Preferred Stock financing and in connection with such service received warrants to purchase 474,311 shares of Common Stock at an exercise price of $2.67 per share. In addition, certain persons related to BT Alex. Brown Incorporated purchased shares of Redeemable Series C Convertible Preferred Stock, together with contingent warrants to purchase Common Stock, in connection with such financing.

  The Representatives have advised the Company that the Underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

  Prior to this Offering, there has been no public market for the Common Stock. Consequently, the initial public offering price for the Common Stock has been determined by negotiations between the Company and the Representatives. Among the factors considered in such negotiations were prevailing market conditions, the results of operations of the Company in recent periods, the market capitalization and stages of development of other companies which the Company and the Representatives believe to be comparable to the Company, estimates of the business potential of the Company, the present state of the Company's development and other factors deemed relevant by the Company and the Representatives.

                                 LEGAL MATTERS

  The validity of issuance of the Common Stock offered hereby will be passed upon for the Company by Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., Boston, Massachusetts. Certain legal matters will be passed upon for the Underwriters by Reboul, MacMurray, Hewitt, Maynard & Kristol, New York, New York.

                                    EXPERTS

  The Consolidated Financial Statements of Cyberian Outpost, Inc. and Subsidiary as of February 28, 1997 and 1998 and for the period from March 6, 1995 (date of inception) through February 29, 1996, and for the years ended February 28, 1997 and 1998, have been included in this Prospectus and Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, which report is included elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                            ADDITIONAL INFORMATION

  The Company has filed with the Commission a Registration Statement on Form S-1 under the Securities Act, with respect to the Common Stock offered hereby. As permitted by the rules and regulations of the Commission, this Prospectus, which is part of the Registration Statement, omits certain information, exhibits, schedules and undertakings set forth in the Registration Statement. For further information pertaining to the Company and the Common Stock, reference is made to such Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents or provisions of any documents referred to herein are not necessarily complete, and in each instance where a copy of the document has been filed as an exhibit to the Registration Statement, reference is made to the exhibit so filed. The Registration Statement may be inspected without charge at the office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of the Registration Statement may be obtained from the Commission at prescribed rates from the Public Reference Section of the Commission at such address, and at the Commission's regional offices located at 7 World Trade Center, 13th Floor, New York, New York 10048, and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. In addition, registration statements and certain other filings made with the Commission through its Electronic Data Gathering, Analysis and Retrieval ("EDGAR") system are publicly available through the Commission's site on the Internet's World Wide Web, located at http://www.sec.gov. The Registration Statement, including all exhibits thereto and amendments thereof, has been filed with the Commission through EDGAR.

  The Company intends to furnish its stockholders with annual reports containing financial statements audited by its independent public accountants, and will make available quarterly reports for the first three quarters of each fiscal year containing unaudited financial information and such other periodic reports as the Company may determine to be appropriate or as may be required by law.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
Independent Auditors' Report.............................................. F-2
Consolidated Balance Sheets as of February 28, 1997 and 1998, and May 31,
 1998 (unaudited)......................................................... F-3
Consolidated Statements of Operations for the period from March 6, 1995
 (date of inception) through February 29, 1996, for the years ended
 February 28, 1997 and 1998, and for the three months ended May 31, 1997
 (unaudited) and 1998 (unaudited)......................................... F-4
Consolidated Statements of Redeemable Preferred Stock and Stockholders'
 Deficit for the period from March 6, 1995 (date of inception) through
 February 29, 1996, for the years ended February 28, 1997 and 1998, and for the three months ended May 31, 1997 (unaudited) and 1998
 (unaudited).............................................................. F-5
Consolidated Statements of Cash Flows for the period from March 6, 1995
 (date of inception) through February 29, 1996, for the years ended
 February 28, 1997 and 1998, and for the three months ended May 31, 1997
 (unaudited) and 1998 (unaudited)......................................... F-6
Notes to Consolidated Financial Statements................................ F-7

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Cyberian Outpost, Inc. and Subsidiary:

  We have audited the accompanying consolidated balance sheets of Cyberian Outpost, Inc. and subsidiary as of February 28, 1997 and 1998, and the related consolidated statements of operations, redeemable preferred stock and stockholders' deficit, and cash flows for the period from March 6, 1995 (date of inception) through February 29, 1996, and for the years ended February 28, 1997 and 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cyberian Outpost, Inc. and subsidiary as of February 28, 1997 and 1998, and the results of their operations and their cash flows for the period from March 6, 1995 (date of inception) through February 29, 1996, and for the years ended February 28, 1997 and 1998, in conformity with generally accepted accounting principles.

                                          KPMG Peat Marwick LLP

Providence, Rhode Island
April 24, 1998, except for note 10(d),
which is as of July 8, 1998

                     CYBERIAN OUTPOST, INC. AND SUBSIDIARY

                          CONSOLIDATED BALANCE SHEETS

                                                                  PRO FORMA
                                                                  CONVERSION
                                                                      OF
                                                                 CONVERTIBLE
                              FEBRUARY 28,                        PREFERRED
                         ------------------------    MAY 31,        STOCK
                            1997         1998          1998      MAY 31, 1998
                         -----------  -----------  ------------  ------------
                                                   (UNAUDITED)   (UNAUDITED)
         ASSETS
Current assets:
  Cash and cash
   equivalents.......... $    40,970  $ 7,325,317  $  8,510,062
  Accounts receivable,
   less allowance for
   doubtful accounts of
   $4,000 in 1997 and
   $47,000 in 1998......     197,779      474,340       709,369
  Inventories...........     313,932    1,410,545     3,190,111
  Prepaid expenses and
   other current assets
   .....................       3,175       98,079     2,969,451
                         -----------  -----------  ------------
    Total current
     assets.............     555,856    9,308,281    15,378,993
                         -----------  -----------  ------------
    Property and
     equipment, net
     (note 2)...........     198,729    1,611,463     1,962,852
Other assets............         --        19,776        29,164
                         -----------  -----------  ------------
    Total assets........ $   754,585  $10,939,520  $ 17,371,009
                         ===========  ===========  ============
    LIABILITIES AND
  STOCKHOLDERS' DEFICIT
Current liabilities:
  Notes payable (note
   3)................... $   200,000  $ 2,750,000  $        --
  Current portion of
   capital lease
   obligations (note
   7(c))................      10,836      107,983       144,319
  Accounts payable......   1,544,701    3,420,590     2,658,672
  Accrued expenses
   (notes 2 and 7(a))...     136,675    2,205,771     1,176,087
                         -----------  -----------  ------------
    Total current
     liabilities........   1,892,212    8,484,344     3,979,078
                         -----------  -----------  ------------
Capital lease
 obligations, excluding
 current portion (note
 7(c))..................      22,938      135,517       174,580
                         -----------  -----------  ------------
    Total liabilities...   1,915,150    8,619,861     4,153,658
                         -----------  -----------  ------------
Commitments (note 7)
Redeemable Series C
 convertible preferred
 stock, no par value,
 875,000 and 2,770,125
 shares issued and
 outstanding at February
 28, 1998 and May 31,
 1998, respectively
 (liquidation value of
 $7,000,000 and
 $22,161,000 at February
 28, 1998 and May 31,
 1998, respectively)
 (notes 5 and 10).......         --     5,990,758    20,124,780  $        --
Stockholders' (deficit)
 equity (notes 4, 6 and
 10):
Preferred stock, $.01
 par value, 10,000,000
 shares authorized,
 682,738 Series A
 Convertible shares
 (liquidation value of
 $2,321,309) issued and
 outstanding at February
 28, 1998 and May 31,
 1998, and 163,043 and
 326,087 Series B
 Convertible Shares
 (liquidation value of
 $750,000 and
 $1,500,000) issued and
 outstanding at February
 28, 1998 and May 31,
 1998, respectively              --     2,613,776     3,363,776           --
Common stock, $.01 par
 value, 50,000,000
 shares authorized,
 6,451,648 shares issued
 and outstanding at
 February 28, 1997 and
 6,680,286 shares issued
 and outstanding at
 February 28, 1998 and
 May 31, 1998;
 18,017,133 shares
 issued and outstanding
 pro forma..............      64,516       66,803        66,803       180,171
Additional paid-in
 capital................     484,763    2,449,995     2,619,499    25,994,687
Accumulated deficit.....  (1,709,844)  (8,801,673)  (12,957,507)  (12,957,507)
                         -----------  -----------  ------------  ------------
    Total stockholders'
     (deficit) equity...  (1,160,565)  (3,671,099)   (6,907,429) $ 13,217,351
                         -----------  -----------  ------------  ============
    Total liabilities
     and stockholders'
     deficit ........... $   754,585  $10,939,520  $ 17,371,009
                         ===========  ===========  ============

          See accompanying notes to consolidated financial statements.

                     CYBERIAN OUTPOST, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF OPERATIONS


                             PERIOD FROM
                            MARCH 6, 1995
                               (DATED                                   THREE MONTHS ENDED
                              INCEPTION)    YEAR ENDED FEBRUARY 28,          MAY 31,
                               THROUGH      ------------------------  -----------------------
                          FEBRUARY 29, 1996    1997         1998         1997        1998
                          ----------------- -----------  -----------  ----------  -----------
                                                                           (UNAUDITED)
Net sales...............     $1,851,793     $10,790,054  $22,681,043  $3,888,958  $11,561,529
Cost of sales...........      1,688,455       9,535,116   20,525,034   3,540,575   10,519,824
                             ----------     -----------  -----------  ----------  -----------
  Gross profit..........        163,338       1,254,938    2,156,009     348,383    1,041,705
Operating expenses:
  Sales and marketing
   (note 7(a))..........        217,675       1,407,218    5,942,565     468,601    4,008,824
  General and
   administrative.......        258,853         804,711    1,623,113     301,966      722,230
  Technology and
   development..........         54,402         381,960    1,057,893     293,851      595,802
                             ----------     -----------  -----------  ----------  -----------
    Total operating
     expenses...........        530,930       2,593,889    8,623,571   1,064,418    5,326,856
                             ----------     -----------  -----------  ----------  -----------
  Operating loss........       (367,592)     (1,338,951)  (6,467,562)   (716,035)  (4,285,151)
                             ----------     -----------  -----------  ----------  -----------
Other income (expense):
  Interest expense (note
   3)...................         (1,535)         (4,126)    (657,743)     (7,241)     (25,983)
  Other, net............         (2,396)          4,756       33,476       1,471      155,300
                             ----------     -----------  -----------  ----------  -----------
    Other income
     (expense), net.....         (3,931)            630     (624,267)     (5,770)     129,317
                             ----------     -----------  -----------  ----------  -----------
  Net loss..............     $ (371,523)    $(1,338,321) $(7,091,829) $ (721,805) $(4,155,834)
                             ==========     ===========  ===========  ==========  ===========
  Net loss applicable to
   common stockholders
   (note 1(l))..........     $ (371,523)    $(1,338,321) $(7,091,829) $ (721,805) $(4,631,880)
                             ==========     ===========  ===========  ==========  ===========
Basic and diluted net
 loss per common share..     $    (0.07)    $     (0.22) $     (1.07) $    (0.11) $     (0.69)
                             ==========     ===========  ===========  ==========  ===========
Weighted average basic
 and diluted common
 shares outstanding.....      5,243,766       6,144,774    6,633,282   6,493,938    6,680,286
                             ==========     ===========  ===========  ==========  ===========


          See accompanying notes to consolidated financial statements.

                     CYBERIAN OUTPOST, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS' DEFICIT


                                                                      STOCKHOLDERS' DEFICIT
                                          -------------------------------------------------------------------------------
                         REDEEMABLE
                          PREFERRED
                            STOCK           PREFERRED STOCK       COMMON STOCK    ADDITIONAL                    TOTAL
                    --------------------- -------------------- ------------------  PAID-IN    ACCUMULATED   STOCKHOLDERS'
                     SHARES     AMOUNT     SHARES     AMOUNT    SHARES    AMOUNT   CAPITAL      DEFICIT        DEFICIT
                    --------- ----------- --------- ---------- --------- -------- ----------  ------------  -------------
Balance, March 6,
 1995
 (inception)......        --          --        --         --        --       --         --            --            --
Issuance of common
 stock............        --          --        --         --  5,430,000 $ 54,300 $  174,430           --    $   228,730
Issuance of common
 stock awards to
 employees........        --          --        --         --    210,000    2,100     47,900           --         50,000
Issuance of common
 stock for
 services
 rendered.........        --          --        --         --    360,000    3,600     56,400           --         60,000
Net loss..........        --          --        --         --        --       --         --   $   (371,523)     (371,523)
                    --------- ----------- --------- ---------- --------- -------- ----------  ------------   -----------
Balance, February
 29, 1996.........        --          --        --         --  6,000,000   60,000    278,730      (371,523)      (32,793)
Value of warrants
 issued for
 services
 rendered.........        --          --        --         --        --       --      60,000           --         60,000
Issuance of common
 stock awards to
 employees........        --          --        --         --    418,582    4,186    135,341           --        139,527
Issuance of common
 stock for
 services
 rendered.........        --          --        --         --     33,066      330     10,692           --         11,022
Net loss..........        --          --        --         --        --       --         --     (1,338,321)   (1,338,321)
                    --------- ----------- --------- ---------- --------- -------- ----------  ------------   -----------
Balance, February
 28, 1997.........        --          --        --         --  6,451,648   64,516    484,763    (1,709,844)   (1,160,565)
Issuance of common
 stock awards to
 employees........        --          --        --         --    216,149    2,162    242,806           --        244,968
Issuance of common
 stock for
 services
 rendered.........        --          --        --         --     12,489      125     14,029           --         14,154
Sales of Series A
 Convertible
 Preferred stock,
 net of expenses
 and value of
 warrants issued..        --          --    682,738 $1,948,736       --       --         --            --      1,948,736
Value of warrants
 issued in
 connection with
 Series A
 Convertible
 Preferred Stock..        --          --        --         --        --       --     166,275           --        166,275
Sales of Series B
 Convertible
 Preferred Stock,
 net of expenses..        --          --    163,043    665,040       --       --         --            --        665,040
Value of warrants
 issued in
 connection with
 marketing
 agreement (note
 6)...............        --          --        --         --        --       --     703,897           --        703,897
Value of warrants
 issued in
 connection with
 bridge financing
 (note 6).........        --          --        --         --        --       --     567,563           --        567,563
Sales of Series C
 Redeemable
 Convertible
 Preferred Stock,
 net of expenses
 and value of
 warrants issued..    875,000 $ 5,990,758       --         --        --       --         --            --            --
Warrants issued in
 connection with
 Series C
 Redeemable
 Convertible
 Preferred Stock..        --          --        --         --        --       --     235,662           --        235,662
Contingent stock
 purchase warrants
 issued in
 connection with
 Series C
 Redeemable
 Convertible
 Preferred Stock..        --          --        --         --        --       --      35,000           --         35,000
Net loss..........        --          --        --         --        --       --         --     (7,091,829)   (7,091,829)
                    --------- ----------- --------- ---------- --------- -------- ----------  ------------   -----------
Balance, February
 28, 1998.........    875,000   5,990,758   845,781  2,613,776 6,680,286   66,803  2,449,995    (8,801,673)   (3,671,099)
Sales of Series C
 Redeemable
 Convertible
 Preferred Stock,
 net of expenses
 and value of
 warrants issued
 (unaudited)......  1,895,125  13,657,976       --         --        --       --         --            --            --
Warrants issued in
 connection with
 Series C
 Redeemable
 Convertible
 Preferred Stock
 (unaudited)......        --          --        --         --        --       --     474,035           --        474,035
Contingent stock
 purchase warrants
 issued in
 connection with
 Series C
 Redeemable
 Convertible
 Preferred Stock
 (unaudited)......        --          --        --         --        --       --      71,015           --         71,015
Conversion of
 Debenture to
 Series B
 Convertible
 Preferred Stock
 (unaudited)......        --          --    163,044    750,000       --       --         --            --        750,000
Issuance of stock
 options
 (unaudited)......        --          --        --         --        --       --     100,500           --        100,500
Accretion on
 Redeemable Series
 C Convertible
 Preferred Stock
 (unaudited)......        --      120,460       --         --        --       --    (120,460)          --       (120,460)
Dividends on
 Redeemable Series
 C Convertible
 Preferred Stock
 (unaudited)......        --      355,586       --         --        --       --    (355,586)          --       (355,586)
Net loss
 (unaudited)......        --          --        --         --        --       --         --     (4,155,834)   (4,155,834)
                    --------- ----------- --------- ---------- --------- -------- ----------  ------------   -----------
Balance, May 31,
 1998
 (unaudited)......  2,770,125 $20,124,780 1,008,825 $3,363,776 6,680,286 $ 66,803 $2,619,499  $(12,957,507)  $(6,907,429)
                    ========= =========== ========= ========== ========= ======== ==========  ============   ===========

          See accompanying notes to consolidated financial statements.

                     CYBERIAN OUTPOST, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                             PERIOD FROM                                    THREE MONTHS
                            MARCH 6, 1995          YEAR ENDED                  ENDED
                         (DATE OF INCEPTION)      FEBRUARY 28,                MAY 31,
                               THROUGH       ------------------------  -----------------------
                          FEBRUARY 29, 1996     1997         1998         1997        1998
                         ------------------- -----------  -----------  ----------  -----------
                                                                            (UNAUDITED)
Cash flows from
 operating activities:
 Net loss..............       $(371,523)     $(1,338,321) $(7,091,829)  $(721,805) $(4,155,834)
 Adjustments to
  reconcile net loss to
  net cash provided
  (used) by operating
  activities:
 Depreciation and
  amortization.........          26,528           94,795      145,233      27,170      128,984
 Amortization of
  original issue
  discount on bridge
  financing............             --               --       567,563         --           --
 Issuance of common
  stock for services
  rendered.............          60,000           11,022       14,154      14,154          --
 Issuance of common
  stock awards to
  employees............          50,000          139,527      244,968     244,968          --
 Issuance of common
  stock warrants.......             --            60,000      703,897         --           --
 Issuance of common
  stock options to
  employee.............             --               --           --          --       100,500
 Provision for doubtful
  accounts ............          18,013          (14,304)      69,000       5,545       19,978
 Loss on disposal of
  property and
  equipment............           2,396              --         1,510         --           --
 (Increase) decrease in
  operating assets:
  Accounts receivable..         (42,301)        (159,187)    (345,561)     24,136     (255,007)
  Inventories..........        (230,656)         (83,276)  (1,096,613)   (126,318)  (1,779,566)
  Prepaid expenses and
   other assets........          (4,675)           1,500     (114,680)        --    (2,880,760)
 Increase (decrease) in
  operating
  liabilities:
  Accounts payable.....         437,335        1,107,366    1,875,889     419,096     (761,918)
  Accrued expenses.....          85,053           51,622    2,069,096      21,965   (1,029,684)
                              ---------      -----------  -----------  ----------  -----------
   Net cash provided
    (used) by operating
    activities.........          30,170         (129,256)  (2,957,373)    (91,089) (10,613,307)
                              ---------      -----------  -----------  ----------  -----------
Cash flows from
 investing activities:
 Purchases of property
  and equipment........        (174,910)         (94,904)  (1,321,792)    (27,212)    (359,926)
 Proceeds from the sale
  of property and
  equipment............             --               --           500         --           --
                              ---------      -----------  -----------  ----------  -----------
   Net cash used by
    investing
    activities.........        (174,910)         (94,904)  (1,321,292)    (27,212)    (359,926)
                              ---------      -----------  -----------  ----------  -----------
Cash flows from
 financing activities:
 Proceeds from
  borrowings of notes
  payable..............          35,000          200,000    2,632,437     500,000          --
 Repayment of notes
  payable..............             --           (35,000)    (150,000)   (200,000)  (2,000,000)
 Repayment of capital
  lease obligations....             --           (18,860)     (28,459)     (3,795)     (45,048)
 Proceeds from issuance
  of preferred stock...             --               --     2,113,776     895,267          --
 Proceeds from issuance
  of redeemable
  preferred stock......             --               --     5,990,758         --    13,657,976
 Proceeds from issuance
  of common stock
  warrants.............             --               --     1,004,500     155,754      545,050
 Proceeds from issuance
  of common stock......         228,730              --           --          --           --
                              ---------      -----------  -----------  ----------  -----------
   Net cash provided by
    financing
    activities.........         263,730          146,140   11,563,012   1,347,226   12,157,978
                              ---------      -----------  -----------  ----------  -----------
Net increase (decrease)
 in cash and cash
 equivalents...........         118,990          (78,020)   7,284,347   1,228,925    1,184,745
Cash and cash
 equivalents at
 beginning of period...             --           118,990       40,970      40,970    7,325,317
                              ---------      -----------  -----------  ----------  -----------
Cash and cash
 equivalents at end of
 period................       $ 118,990      $    40,970  $ 7,325,317  $1,269,895  $ 8,510,062
                              =========      ===========  ===========  ==========  ===========

  During the year ended February 28, 1998, the Company issued shares of Series A Convertible Preferred Stock with an aggregate market value of $500,000 to several investors as full repayment on notes payable with a balance of $500,000. During the years ended February 28, 1997 and 1998, the Company acquired office equipment, furniture and fixtures by incurring capital lease obligations of $52,634 and $238,185, respectively.

  During the three-month period ended May 31, 1998, the Company (i) increased the Redeemable Series C Convertible Preferred Stock and decreased additional paid-in capital by $476,046 to record accumulated dividends of $355,586 and accretion of $120,460 on the Redeemable Series C Convertible Preferred Stock,
(ii) acquired office equipment by incurring capital lease obligations of $120,447, and (iii) converted the $750,000 debenture into 163,043 shares of Series B Convertible Preferred Stock.

  During the three-month period ended May 31, 1997, the Company issued shares of Series A Convertible Preferred Stock with an aggregate market value of $500,000 to several investors as full repayment on notes payable with a balance of $500,000.

  During the period ended February 29, 1996 and during the years ended February 28, 1997 and 1998, the Company paid cash for interest of $1,590, $1,665 and $87,522, and for income taxes of $0, $250 and $500, respectively.

         See accompanying notes to consolidated financial statements.

                     CYBERIAN OUTPOST, INC. AND SUBSIDIARY

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

             FOR THE PERIOD FROM MARCH 6, 1995 (DATE OF INCEPTION)
 THROUGH FEBRUARY 29, 1996 AND FOR THE YEARS ENDED FEBRUARY 28, 1997 AND 1998 (INFORMATION AS OF MAY 31, 1998 AND FOR THE THREE MONTHS ENDED MAY 31, 1998 IS
                                  UNAUDITED)

(1) DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 (a) Description of Business

  Cyberian Outpost, Inc. ("Cyberian") was incorporated in the state of Connecticut on March 6, 1995. Cyberian and its Subsidiary (the "Company") is a leading, global, online retailer of computer hardware and software products.

 (b) Principles of Consolidation

  The consolidated financial statements include the accounts of Cyberian Outpost, Inc. and its wholly-owned subsidiary. All intercompany accounts and transactions are eliminated in consolidation.

 (c) Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent gains and losses at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

 (d) Cash Equivalents

  For purposes of the consolidated statements of cash flows, the Company considers all investment instruments with original maturities of three months or less to be cash equivalents. Cash equivalents at February 28, 1998 included investments in overnight repurchase agreements and money market funds.

 (e) Inventories

  Inventories are stated at the lower of cost or market. Cost is determined using the weighted average cost method.

 (f) Property and Equipment

  Property and equipment are stated at cost. Equipment under capital lease obligations is stated at the lesser of the present value of minimum rental and other lease payments or fair value at the time of acquisition. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the assets, or over the term of the lease if shorter.

  Estimated useful lives for financial reporting purposes are as follows:

   Computers........................................................... 3 years
   Purchased software.................................................. 2 years
   Office equipment.................................................... 3 years
   Furniture and fixtures.............................................. 7 years
   Leasehold improvements.............................................. 2 years

                     CYBERIAN OUTPOST, INC. AND SUBSIDIARY

 (g) Revenue Recognition

  Net sales are comprised of product sales, net of returns and allowances, and advertising revenue. Product sales are comprised of computer hardware, software and peripherals and are recognized when the products are shipped to customers. The Company records a reserve for estimated sales returns at the time of shipment based on historical return rates. Advertising revenue is derived from hardware manufacturers and software publishers that pay for promotional placements on the Company's Web site and is recognized ratably over the period in which the Company is obligated to provide the advertising.

 (h) Sales and Marketing

  Sales and marketing includes advertising costs, which are charged to expense as incurred. Advertising costs were $75,960 for the period ended February 29, 1996, and $342,669 and $2,998,047 for the years ended February 28, 1997 and 1998, respectively.

 (i) Technology and Development

  Technology expenses consist primarily of payroll and related expenses of development, editorial, and network operations personnel, and for systems and telecommunications infrastructure costs.

 (j) Income Taxes

  The Company accounts for income taxes under the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date.

 (k) Stock-based Compensation

  On March 1, 1996, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. For employee stock-based awards, SFAS No. 123 allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net earnings disclosures for employee stock option grants made in fiscal 1996 and future years as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.

  The Company accounts for non-employee stock-based awards in which goods or services are the consideration received for the equity instruments issued based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable.

 (l) Net Loss Per Common Share

  The Company has presented net loss per share pursuant to SFAS No. 128, Earnings per Share, and the Securities and Exchange Commission Staff Accounting Bulletin No. 98.

  Basic loss per share was computed by dividing net loss applicable to common shareholders by the weighted average number of shares of Common Stock outstanding for each period presented. Diluted loss per share has not been presented separately, as the outstanding stock options, warrants and contingent stock purchase warrants are anti-dilutive for each of the periods presented.

                     CYBERIAN OUTPOST, INC. AND SUBSIDIARY

  Anti-dilutive potential common shares outstanding were 180,000 for the period ended February 29, 1996, 180,000 and 9,807,206 for the years ended February 28, 1997 and 1998, respectively, and 1,921,677 and 16,767,199 for the three-month periods ended May 31, 1997 and 1998, respectively.

  Net loss for the three-month period ended May 31, 1998 has been increased by $476,046 to arrive at net loss applicable to common stockholders, to give effect to $355,586 of dividends and $120,460 of accretion on the Redeemable Series C Convertible Preferred Stock.

 (m) Recapitalization

  In May 1997, the Company effected a 100-for-1 stock split in the form of a stock dividend and amended its Articles of Incorporation to increase the number of authorized shares to 13,000,000, of which 10,000,000 shares were designated as Common Stock and 3,000,000 shares were designated as Preferred Stock, both without nominal or par value. In February 1998, the Company amended its Articles of Incorporation to increase the number of authorized shares to 15,000,000, of which 10,000,000 shares were designated as Common Stock and 5,000,000 shares were designated as Preferred Stock, both without nominal or par value. All references in the consolidated financial statements to the number of shares and to per share amounts have been retroactively restated to reflect these changes. See Note 10(d).

 (n) Interim Financial Statements

  The interim financial statements as of May 31, 1998, and for the three months ended May 31, 1997 and 1998 are unaudited. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the financial position and results of operations have been included in such unaudited financial statements. The results of operations for the three months ended May 31, 1998 are not necessarily indicative of the results to be expected for the entire year.

(2) FINANCIAL STATEMENT DETAILS

  Property and equipment consists of the following at February 28, 1997 and 1998:

                                                              1997      1998
                                                            -------- ----------
   Computers............................................... $125,660 $  410,790
   Purchased software......................................   78,146  1,155,430
   Office equipment........................................   79,666    116,502
   Furniture and fixtures..................................   22,313    127,700
   Leasehold improvements..................................   13,345     54,141
                                                            -------- ----------
                                                             319,130  1,864,563
   Less accumulated depreciation and amortization..........  120,401    253,100
                                                            -------- ----------
                                                            $198,729 $1,611,463
                                                            ======== ==========

  Accrued expenses consists of the following at February 28, 1997 and 1998:

                                                              1997      1998
                                                            -------- ----------
   Accrued advertising..................................... $    --  $  908,813
   Accrued preferred stock issuance costs..................      --     604,617
   Accrued payroll and related taxes.......................   77,166    194,402
   Other...................................................   59,509    497,939
                                                            -------- ----------
                                                            $136,675 $2,205,771
                                                            ======== ==========

                     CYBERIAN OUTPOST, INC. AND SUBSIDIARY

(3) NOTES PAYABLE

  Notes payable at February 28, 1998 consists of a $750,000 convertible debenture ("Debenture") and a $2,000,000 short-term note ("Note") due to an investor. The Debenture was issued on October 31, 1997, accrued interest at 12.5% per annum, was scheduled to mature on October 31, 1998, and was convertible into shares of Series B Convertible Preferred Stock at a conversion price of $4.60 per share. Subsequent to February 28, 1998, the investor converted the Debenture into 163,043.47 shares of Series B Convertible Preferred Stock.

  The Note was issued on January 13, 1998, together with warrants for the purchase of 376,884.42 shares of Common Stock at $2.6533 per share, exercisable at any time through February 27, 2003 (See Note 6). The Note accrues interest at 12.5% per annum, and was due upon the earlier of the 270-day anniversary of the Note or the date on which the Company closed an equity financing resulting in gross proceeds of at least $6,000,000. Of the total $2,000,000 proceeds from the Note, $567,563 was allocated to the warrants based on their estimated fair value at the date of grant. The Note was considered bridge financing in anticipation of the Company's sale of Redeemable Series C Convertible Preferred Stock. On February 27, 1998, the Company closed on the first tranche of Redeemable Series C Convertible Preferred Stock and received gross proceeds of $7,000,000, at which time the Note matured. Therefore, the Company amortized the original issue discount on the Note over the Note's expected term of 45 days with charges to interest expense. The Note was repaid on March 10, 1998.

  During the year ended February 28, 1998, the Company borrowed $100,000 from the father of the Company's President at a market interest rate. The borrowing was repaid in full in May 1997. In addition, the Company borrowed $250,000 from a stockholder and an aggregate of $100,000 from three principals of the placement agent for the Series A Convertible Preferred Stock offering. These borrowings were exchanged for 147,058.82 shares of Series A Convertible Preferred Stock in May 1997.

  Notes payable at February 28, 1997 consisted of a $50,000 demand note, with interest at 7% per annum, issued to the Company's President, and $150,000 of demand notes, with interest at 7% per annum, issued to a stockholder of the Company. The note payable to the President was repaid in full in May 1997, and the notes due to the stockholder were exchanged by the stockholder for 44,117.65 shares of Series A Convertible Preferred Stock.

(4) PREFERRED STOCK

  At February 28, 1998, Preferred Stock consisted of 10,000,000 shares authorized and designated as 700,000 shares of Series A Convertible Preferred Stock, 500,000 shares of Series B Convertible Preferred Stock, 3,000,000 shares of Redeemable Series C Convertible Preferred Stock, and 5,800,000 shares undesignated.

  In May and July 1997, the Company issued an aggregate of 638,620 shares of Series A Convertible Preferred Stock at $3.40 per share and received net proceeds of $1,948,736. The Company also issued 44,117.65 shares of Series A Convertible Preferred Stock at $3.40 per share in repayment of certain notes. The Series A Convertible Preferred Stock is convertible into Common Stock on a three-for-one basis and has a liquidation preference of $3.40 per share.

  In October 1997, the Company issued 163,043 shares of Series B Convertible Preferred Stock at $4.60 per share and received net proceeds of $665,040. The Series B Convertible Preferred Stock is convertible into Common Stock on a three-for-one basis and has a liquidation preference of $4.60 per share.

(5) REDEEMABLE PREFERRED STOCK

  In February 1998, the Company issued 875,000 shares of Redeemable Series C Convertible Preferred Stock at $7.96 per share and received net proceeds of $5,990,758. The Redeemable Series C Convertible Preferred Stock is convertible into Common Stock on a three-for-one basis and has an aggregate liquidation preference of

                     CYBERIAN OUTPOST, INC. AND SUBSIDIARY

$7,000,000 or $8.00 per share. The Redeemable Series C Convertible Preferred Stock is redeemable at the election of a majority of the holders thereof at any time after July 28, 2002. Such election would cause the Company to redeem one-third of the then outstanding shares in each of the three years succeeding the election at a price which is the greater of the original purchase price plus all unpaid and accrued dividends or fair market value, determined by the public stock price or by a third-party appraisal if the stock is traded privately. The Redeemable Series C Convertible Preferred Stock also earns dividends at the rate of 7% per annum, payable upon liquidation of the Company, redemption of the Redeemable Series C Convertible Preferred Stock, or conversion of the Preferred Stock into Common Stock, provided that the cumulative dividends shall not be payable if the conversion of shares into Common Stock occurs prior to the third anniversary of the original issuance of the shares. The Redeemable Series C Convertible Preferred Stock will be accreted to its redemption value.

(6) COMMON STOCK

 (a) Common Stock Warrants

  In July 1996, the Company issued a warrant to purchase 180,000 shares of Common Stock at an exercise price of $.0041 per share to a placement agent. The warrants expire in July 2001. Using the Black-Scholes model, the warrants were valued at $60,000. This amount was recorded as expense when incurred since the placement agent was not successful in raising equity financing for the Company.

  In May and July 1997, the Company issued warrants to purchase an aggregate of 261,479.13 shares of Common Stock at an exercise price of $1.1333 per share in connection with the Series A Convertible Preferred Stock financing. The warrants expire in May 2002. Using the Black-Scholes model, the warrants were valued at $166,275. This amount was recorded as a reduction to the net proceeds of the Series A Convertible Preferred Stock financing.

  In December 1997, the Company issued warrants to purchase 1,067,121 shares of Common Stock at an exercise price of $2.6533 per share in connection with a marketing agreement (see Note 7(a)). The warrants expire in December 2007. Of the total shares available for purchase under the warrants, one-third, or 355,707 shares, vested immediately, while the other two-thirds, or 711,414 shares, vest only if certain milestones set forth in the agreement are met. Using the Black-Scholes model, the Company calculated the fair value of the warrants for those shares that vested immediately at $703,897. This amount was recorded as a charge to marketing expense.

  In January 1998, the Company issued warrants to purchase 376,884.42 shares of Common Stock at an exercise price of $2.6533 per share in connection with the Note (see Note 3). The warrants expire in February 2003. Using the Black-Scholes model, the warrants were valued at $567,563. This amount was recorded as a reduction to the carrying value of the Note.

  In February 1998, the Company issued warrants to purchase 157,500 shares of Common Stock at an exercise price of $2.6667 per share to an investment banker in connection with the Redeemable Series C Convertible Preferred Stock financing. The warrants expire in February 2003. Using the Black-Scholes model, the warrants were valued at $235,662. This amount was recorded as a reduction in the carrying value of the Redeemable Series C Convertible Preferred Stock and will be amortized and included in the accretion to the redemption value of the Redeemable Series C Convertible Preferred Stock recorded in each period.

  In connection with the Redeemable Series C Convertible Preferred Stock financing, the Company issued contingent stock purchase warrants to the holders of the Redeemable Series C Convertible Preferred Stock for the purchase of 393,750 shares of Common Stock at an exercise price of $3.3333 per share. The contingent warrants shall only be exercisable upon the earlier of
(i) the completion by the Company of an initial public

                     CYBERIAN OUTPOST, INC. AND SUBSIDIARY
offering at a price per share of less than (x) 200% of the then applicable conversion price if the initial public offering occurs within 12 months of the closing of the Redeemable Series C Convertible Preferred Stock financing , or
(y) 250% of the then applicable conversion price if the initial public offering occurs after 12 months from the closing of such financing but within 24 months of the closing, or (ii) the second anniversary of the closing if the Company has not completed an initial public offering. The contingent stock purchase warrants will expire immediately upon the completion by the Company of an initial public offering; otherwise, the contingent warrants will expire on the fifth anniversary of the closing of the Redeemable Series C Convertible Preferred Stock financing. The contingent stock purchase warrants were valued at $35,000, and recorded as a reduction to the net proceeds of the Redeemable Series C Convertible Preferred Stock financing.

 (b) Common Stock Options

  The Company has two stock option plans, which are described below. Statement of Financial Accounting Standards ("SFAS") No. 123, Accounting for Stock-Based Compensation, requires companies to either (a) record an expense related to its stock option plans based on the estimated fair value of stock options as of the date of the grant or (b) disclose pro forma net income (loss) and earnings (loss) per share data as if the Company had recorded an expense, beginning with options granted in fiscal 1996. No options were granted by the Company prior to fiscal 1998. The Company has elected to apply APB Opinion 25 and related Interpretations in accounting for these plans and to comply with the SFAS No. 123 disclosure requirements. No compensation cost has been recognized for its stock option plans in the accompanying consolidated financial statements as all stock options have been granted with exercise prices equal to or in excess of the fair market value of the Company's Common Stock at the date of grant. Had compensation cost for such plans been determined based on the fair value at the grant dates for awards under these plans consistent with the method of SFAS No. 123, the Company's net loss would have been increased to the pro forma amounts indicated below:

                                                                                 1998
                                                                                 ----
   Net loss                             As reported                           $(7,091,829)
                                        Pro forma                             $(7,125,479)
   Basic loss per share                 As reported                           $     (1.07)
                                        Pro forma                             $     (1.07)
   Diluted loss per share               As reported                           $     (1.07)
                                        Pro forma                             $     (1.07)

  The weighted average fair value of options granted during 1998 was $0.59 per share. The Company estimates the fair value of each option as of the date of grant using the Black-Scholes pricing model with the following weighted average assumptions:

   Expected volatility..................................................      0%
   Dividend yield.......................................................      0%
   Risk-free interest rate..............................................    6.3%
   Expected life........................................................ 8 years

  During the year ended February 28, 1998, the Company's stockholders approved the 1997 Stock Option Plan and the 1998 Stock Option Plan (collectively the "Plans"). The 1997 and 1998 Stock Option Plans authorized the grant of options for up to 900,000 shares and for 1,620,000 shares, respectively, of Common Stock. Options granted under the Plans are either (a) options intended to constitute incentive stock options ("ISOs") under the Internal Revenue Code of 1986 (the "Code") or (b) non-qualified options. Incentive stock options may be granted under the Plans to employees of the Company. Non-qualified options may be granted to consultants, directors and officers (whether or not they are employees), or employees of the Company.

                     CYBERIAN OUTPOST, INC. AND SUBSIDIARY

  Options granted under the Plans vest 20% per year over a five-year period, and are exercisable for a period not to exceed 10 years from the date of grant.

  A summary of the status of the Company's stock option plans as of February 28, 1998 and changes during the year then ended is presented below:

                                                                        WEIGHTED
                                                                        AVERAGE
                                                                        EXERCISE
                                                               SHARES    PRICE
                                                              --------- --------
   Outstanding at beginning of year..........................       --     --
   Granted................................................... 1,719,000  $1.49
   Exercised.................................................       --     --
   Terminated................................................       --     --
                                                              ---------
   Outstanding at end of year................................ 1,719,000  $1.49
                                                              =========
   Exercisable at end of year................................    75,000  $1.13
                                                              =========
   Shares reserved at end of year............................   801,000
                                                              =========

  The following table summarizes information about stock options outstanding at February 28, 1998:

                                       WEIGHTED
                                       AVERAGE    WEIGHTED             WEIGHTED
                                      REMAINING   AVERAGE              AVERAGE
         RANGE OF          SHARES    CONTRACTUAL  EXERCISE   SHARES    EXERCISE
      EXERCISE PRICES    OUTSTANDING LIFE (YEARS)  PRICE   EXERCISABLE  PRICE
      ---------------    ----------- ------------ -------- ----------- --------
   $1.13 to $1.53.......  1,564,500       9.8      $1.38     75,000     $1.13
   $2.67................    154,500      10.0      $2.67        --        --
                          ---------                          ------
   $1.13 to $2.67.......  1,719,000       9.8      $1.49     75,000     $1.13
                          =========                          ======

 (c) Common Stock

  During the period ended February 29, 1996, and during the years ended February 28, 1997 and 1998, the Company issued 570,000, 451,647, and 228,639 shares of Common Stock to employees and consultants in exchange for services. The Company has recorded expense of $110,000, $150,549, and $259,122 in the corresponding periods related to these stock issuances.

(7) COMMITMENTS

 (a) Marketing Agreement

  The Company entered into a marketing agreement with an Internet service and content provider ("Provider") on December 1, 1997 that established the Company as the exclusive third-party computer hardware and peripherals reseller in certain portions of the Provider's site. The Provider is required to deliver a certain minimum number of impressions to the Company during the term of the agreement. All advertising revenues generated under the agreement as a result of advertising sold on the parties' co-branded Web site are to be shared equally by the Company and the Internet content provider. No advertising revenues were generated under this agreement for the year ended February 28, 1998.

  In consideration of the marketing, promotion, and advertising provided under the agreement, the Company agreed to pay a total of $5,000,000 for the fourteen month period ended January 31, 1999. In addition, the

                     CYBERIAN OUTPOST, INC. AND SUBSIDIARY

Company is required to share a small proportion of its Provider-derived revenue with the Provider. The Company is amortizing the costs of the agreement over the term of the contract on a straight-line basis with periodic charges to marketing expense. The total expense for the year ended February 28, 1998 was $1,071,429. An accrual of $671,429, representing the difference between the cost of services received and payments made under the agreement through February 28, 1998, is included in accrued expenses at February 28, 1998 in the accompanying consolidated balance sheet. Additional payments of $4,000,000, $200,000, $200,000 and $200,000 are due on March 1, 1998, April 1,
1998, July 1, 1998 and October 1, 1998, respectively.


 (b) Operating Leases

  The Company is obligated under several operating leases for space rented at its corporate headquarters and vehicle and office equipment leases that expire at various dates during the next three years. The building lease is on a month-to-month basis and requires the Company to pay certain costs such as maintenance and insurance. Rental payments for the vehicle lease include minimum rentals plus contingent rentals based on mileage. Rental expense for operating leases was $16,331, $65,370 and $101,431 in fiscal 1996, 1997, and
1998, respectively.

  Future minimum lease payments under noncancelable operating leases with initial terms in excess of one year are as follows at February 28, 1998:

   YEAR ENDING
   -----------
   February 28, 1999................................................... $ 85,719
   February 29, 2000...................................................   48,519
   February 28, 2001...................................................    2,179
                                                                        --------
                                                                        $136,417
                                                                        ========

 (c) Capital Leases

  The Company has capital lease arrangements for certain computers, furniture and fixtures, and telephone equipment. The assets have an aggregate capitalized cost of $290,819 and related accumulated amortization of $30,037 as of February 28, 1998. Future minimum lease payments under capital lease obligations are as follows at February 28, 1998:

   YEAR ENDING
   -----------
   February 28, 1999.................................................. $132,732
   February 29, 2000..................................................  122,002
   February 28, 2001..................................................   23,788
                                                                       --------
                                                                        278,522
   Less amount representing interest..................................   35,022
                                                                       --------
   Present value of future minimum lease payments.....................  243,500
   Less current portion...............................................  107,983
                                                                       --------
   Long-term portion.................................................. $135,517
                                                                       ========

                     CYBERIAN OUTPOST, INC. AND SUBSIDIARY

(8) INCOME TAXES

  The Company incurred minimum state taxes of $250, $500, and $7,750 in fiscal 1996, 1997 and 1998, respectively, which were included in general and administrative expenses.

  As of February 28, 1997 and 1998, the Company has available for federal and state income tax purposes approximately $1,300,000 and $7,300,000, respectively, of net operating loss carryforwards. These carryforwards expire through fiscal 2013 for federal purposes and through fiscal 2003 for state purposes.

  Deferred income tax expense (benefit) results from changes in the temporary differences in the book and tax bases of certain assets and liabilities. The components of deferred taxes as of February 28, 1997 and 1998 are as follows:

                                                             1997       1998
                                                            -------  ----------
   Deferred tax assets:
     Accounts receivable, principally due to allowance for
      doubtful accounts...................................  $ 1,500  $   19,100
     Inventories, principally due to reserves.............   10,700      20,300
     Federal net operating loss carryforwards.............  450,500   2,494,100
     State net operating loss carryforwards...............   87,400     483,600
     Property and equipment, principally due to
      differences in depreciation.........................      --        2,900
     Other assets.........................................    4,700       3,200
     Other accrued liabilities............................    6,700      24,600
     Stock-based compensation.............................  154,500     545,500
                                                            -------  ----------
       Gross deferred tax assets..........................  716,000   3,593,300
     Less valuation allowance against deferred tax
      assets..............................................  715,800   3,593,300
                                                            -------  ----------
                                                                200         --
                                                            -------  ----------
   Deferred tax liabilities:
     Property and equipment, principally due to
      differences in depreciation.........................     (200)        --
                                                            -------  ----------
       Total deferred tax liabilities.....................     (200)        --
                                                            -------  ----------
       Net deferred tax asset.............................  $   --   $      --
                                                            =======  ==========

  The Company has deferred tax assets for future deductible amounts, and net operating loss carryforwards which are attributable to losses generated during the Company's first three years of operations. In assessing the realizability of the deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The valuation allowance at February 28, 1997 and 1998 was $715,800 and $3,593,300, respectively.

  During the year end February 28, 1998, the Company experienced an ownership change, as defined by Section 382 of the Internal Revenue Code, due to additional sales of preferred stock. The Company has not yet assessed the
Section 382 implications of the additional stock issuances, but the change in control will limit the utilization of the net operating loss carryforwards.

                     CYBERIAN OUTPOST, INC. AND SUBSIDIARY

(9) INTERNATIONAL SALES AND GEOGRAPHIC INFORMATION

  The Company derived 62%, 47% and 36% of revenues in fiscal 1996, 1997 and 1998, respectively, from customers outside the United States. All sales are settled in U.S. dollars. Revenue by geographic area is summarized as follows:

                                          PERIOD FROM
                                         MARCH 6, 1995
                                           (DATE OF
                                          INCEPTION)     YEAR ENDED FEBRUARY 28,
                                            THROUGH      -----------------------
                                       FEBRUARY 29, 1996    1997        1998
                                       ----------------- ----------- -----------
   North America......................    $  853,679     $ 5,928,154 $14,833,799
   Asia...............................       449,210       2,202,914   3,312,880
   Europe.............................       407,208       1,773,733   2,941,026
   Other..............................       141,696         885,253   1,593,338
                                          ----------     ----------- -----------
                                          $1,851,793     $10,790,054 $22,681,043
                                          ==========     =========== ===========

(10) SUBSEQUENT EVENTS

 (a) Sale of Redeemable Preferred Stock

  During March 1998, the Company issued an additional 1,895,125 shares of Redeemable Series C Convertible Preferred Stock at $7.96 per share and received net proceeds of $13,657,976. In connection with the issuance of these additional shares of Redeemable Series C Convertible Preferred Stock, the Company issued contingent stock purchase warrants to the Redeemable Series C Convertible Preferred Stock investors for the purchase of 852,806.25 shares of Common Stock at an exercise price of $3.3333 per share. The contingent stock purchase warrants are exercisable under the same provisions as the contingent stock purchase warrants discussed in Note 6(a).

  Also during March 1998 and in connection with the sale of the Redeemable Series C Convertible Preferred Stock, the Company issued to an investment banker warrants to purchase 316,811.25 shares of Common Stock at an exercise price of $2.6667 per share. The warrants expire in March 2003. Using the Black-Scholes model, the warrants were valued at $474,035. This amount was recorded as a reduction to the carrying value of the Redeemable Series C Convertible Preferred Stock and will be amortized and included in the accretion to the redemption value of the Redeemable Series C Convertible Preferred Stock recorded in each period.

 (b) Stock Options

  During May 1998, the Company granted 135,000 options under the 1998 Stock Option Plan with a weighted average exercise price of $7.59 per share. Of the total options granted, 30,000 were granted at an exercise price of $5.00 per share and 105,000 were granted at an exercise price of $8.33 per share.

  In June 1998, the Company's stockholders approved the 1998 Employee, Director and Consultant Stock Plan which authorizes the grant of options for up to 3,186,000 shares. In July 1998, the Company granted 2,102,700 shares under this plan at an exercise price to be equal to the price that the Company's Common Stock is sold in the proposed initial public offering.

 (c) Operating Lease

  During May 1998, the Company entered into a seven-year lease for office space in a building which is being constructed adjacent to its present facilities. Lease payments will begin once a certificate of occupancy is obtained. Future annual minimum rental payments range from $198,000 to $216,000 for the first five years of the lease term.

                     CYBERIAN OUTPOST, INC. AND SUBSIDIARY

 (d) Recapitalization and Reincorporation

  On July 8, 1998, the Company reincorporated in Delaware and adopted a new Certificate of Incorporation that increased the number of authorized shares to 60,000,000, of which 50,000,000 shares were designated as Common Stock and 10,000,000 as Preferred Stock, both with par values of $.01. On July 8, 1998 the Company effected a 3-for-1 stock split in the form of a stock dividend. All references in the consolidated financial statements to the number of shares and to per share amounts have been retroactively restated to reflect these changes.

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  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFOR-
MATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS NOT CONTAINED HEREIN MUST
NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY OF THE UNDER-WRITERS OR BY ANY OTHER PERSON. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THE
SHARES OF COMMON STOCK OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY, TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION TO SUCH PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                                ---------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................   7
Use of Proceeds..........................................................  17
Dividend Policy..........................................................  17
Capitalization...........................................................  18
Dilution.................................................................  19
Selected Consolidated Financial Data.....................................  20
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  21
Business.................................................................  30
Management...............................................................  42
Certain Transactions.....................................................  47
Principal Stockholders...................................................  48
Description of Capital Stock.............................................  50
Shares Eligible for Future Sale..........................................  54
Underwriting.............................................................  56
Legal Matters............................................................  58
Experts..................................................................  58
Additional Information...................................................  58
Index to Consolidated Financial Statements............................... F-1

                                ---------------

  UNTIL AUGUST 25, 1998 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

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                                4,000,000 SHARES

                                      LOGO

                                  COMMON STOCK

                                ---------------

                                   PROSPECTUS

                                ---------------

                                 BT ALEX. BROWN

                     NATIONSBANC MONTGOMERY SECURITIES LLC

                             DAIN RAUSCHER WESSELS
                    A DIVISION OF DAIN RAUSCHER INCORPORATED

                                 JULY 31, 1998

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